------------------------------------------------
ANNUAL REPORT 2001

------------------------------------------------



The Annual Report comprises the Consolidated Financial Statements of Schering AG, the combined Management Report on Schering AG and the Schering AG Group, and additional voluntary information on the 2000 financial year.

The Financial Statements of Schering AG audited and fully certified by BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprufungsgesellschaft and BDO International GmbH
Wirtschaftsprufungsgesellschaft are published in the Federal Journal and are filed in the Commercial Register of the Amtsgericht Charlottenburg, Berlin.

Information on our Company
Corporate structure

The Schering AG Group's reporting distinguishes between two segments:
the primary segment, made up of Regions, and the secondary segment, made up of Business Areas.

Regions
Our primary basis of segment reporting is comprised of geographic segments:
Europe Region, United States Region, Japan Region, Latin America/Canada Region and Asia/Middle East Region. Furthermore, Other Activities (primarily our pharmaceutical chemicals business) are managed and reported on a worldwide basis and are therefore presented separately. This reflects the regional management structure of our sales organization and the regional differences in the risks and returns of our business.

Business Areas
Schering AG Group concentrates its expertise on four Business Areas:
Fertility Control&Hormone Therapy, Specialized Therapeutics,
Diagnostics&Radiopharmaceuticals and Dermatology.

Schering company profile

Schering AG is a research-based pharmaceutical company. We are dedicated to medical progress and improving people's quality of life - with approaches that are becoming more and more individualized.

We are well-equipped for this challenge. Schering AG cooperates with academic and industrial partners in a global professional network. We combine the latest discoveries in genome research with our longstanding medical and pharmaceutical expertise. We build bridges between prevention, diagnosis and therapy. Schering AG concentrates its expertise in four business fields: Fertility Control&Hormone Therapy for women and men, Diagnostics&Radiopharmaceuticals, Dermatology, and Specialized Therapeutics combating severe diseases.

Our hormone preparations support women in key phases of their lives, preventing pregnancies, alleviating menopausal discomforts, and overcoming hormone deficiencies. We are also engaged in research into hormone replacement therapy and fertility control for men. Imaging with our in-vivo contrast media makes diagnosis more reliable and less distressing for the patient - and our innovative radiopharmaceuticals enable early diagnosis and targeted therapy. We help people to regain healthy skin and fight acne, eczema and psoriasis. We are also opening up new prospects for people suffering from life-threatening diseases such as multiple sclerosis, leukemia, hormone-dependent tumors and peripheral circulatory disorders.

With its innovative products, Schering AG aims for leading positions in specialized markets worldwide. Being a global player enables us to be aware of different market conditions and our customers' needs, since we are present in many locations: Schering AG has more than 130 subsidiaries worldwide. We are committed to the principle of sustainable, future-oriented development.

Product Pipeline Overview

Important market launches and projects

In our four Business Areas, we focus our research and development activities to address unmet medical needs. Our objective is to provide physicians and patients with products that are safe, reliable and effective, and improve people's quality of life.

Highlights of 2001

Another record year despite difficult market conditions

Net income exceeds expectations at +24%

Increase in sales in line with our forecast: +10% after adjusting for currency effects

Large number of new products launched

Product portfolio further strengthened by in-licensing

Business grows in the US

Yasmin(R) and Campath(R) as growth drivers

New studies confirm outstanding effectiveness of Betaferon(R)

EUR1.5 billion in revenue expected from the sale of our stake in Aventis CropScience - basis for the further expansion of our business

Remaining shares in Jenapharm and CIS bio international acquired

Share price outperforms both DAX and STOXX Healthcare

Changes at the helm of Executive Board and Supervisory Board

Dividend of EUR0.83 per share proposed - an increase of 24%


------------------------------------------------
Foreword by the Executive Board

------------------------------------------------
Dear Shareholders,

Strategically important steps successfully implemented
In 2001, we made considerable progress implementing our growth strategy. We launched a large number of new products in the world's largest pharmaceutical markets and simultaneously geared our company's internal structures and processes to meeting the challenges of global competition. The successful implementation of these measures aims at securing our company's economic success, even under difficult market conditions.

Yasmin(R), our innovative oral contraceptive, and Campath(R), a new product for the treatment of leukemia, were among the most important of our recently introduced products. We continue to steadily expand our product families with these and other launches.

US business expanded

We had great success with the launch of a number of products in the United States during the last financial year. In our drive to expand business there, we have been increasing our marketing capacity in both Fertility Control&Hormone Therapy and Dermatology. We now have almost 900 sales representatives marketing our products in the world's largest pharmaceutical market.

Our strategy of strong business growth in the US market remains unchanged. The determination and courage with which the American people have been facing their new challenges in the face of the terrorist attacks of September 11, 2001, has also been a motivation for us to stand by our commitment.


As part of the reorganization of structures and processes, we relocated the management of the Specialized Therapeutics business area from Berlin, Germany, to Montville, New Jersey. By strengthening our presence in the United States we will be able to cooperate even more closely with leading companies and academic centers in the development of innovative products. Specifically, this will support the expansion of our product pipeline for oncological indications and diseases of the central nervous system - two areas of strategic importance.


Product development accelerated
In order to boost the innovative strength and entrepreneurial energy of our organization, we have entrusted our Business Areas with strategically important tasks. Each is now directly responsible for the strategic management of its product portfolio. Among other things this will enable us to achieve market maturity for our most promising development candidates even more quickly than before.

We are also accelerating product development by gearing our research organization to global process sequences. By exerting central control over our worldwide research and development activities, we are making better use of our resources. We have expanded our development capacity by signing collaboration agreements with innovative technology providers.


Portfolio strengthened
We further strengthened our product portfolio by in-licensing several products and development candidates, for example Refludan(R) for the treatment of thrombosis, fasudil, an innovative cardiovascular active ingredient for the treatment of angina pectoris, and the active ingredient ABT-281 for the atopic dermatitis indication.


Stake in Aventis CropScience sold
We sold our 24% stake in Aventis CropScience, Lyon, to Bayer AG,
Leverkusen. Schering AG expects proceeds of EUR1.5 billion from the transaction, which will substantially increase our financial potential for further acquisitions, cooperations and internal growth opportunities. The deal is expected to close in spring 2002, if certain clearances from various authorities are obtained.


Purchase of remaining shares in Jenapharm and CIS bio international
In December 2001, we acquired the remaining 25.1% of the shares in the Jenapharm Group and the outstanding 40% of the shares in the French radiopharmaceuticals company CIS bio international.


Productivity increased
As part of our measures to raise productivity, we advanced efforts to specialize our production facilities. In so doing, we are reducing the number of production locations and streamlining our production processes.

Changes in Executive Board and Supervisory Board
The changes at the helm of the Executive Board and the Supervisory Board represented another outstanding event in the course of the year. Dr Hubertus Erlen assumed the position of Chairman of the Executive Board after the Annual General Meeting on April 26, 2001. He has been a member of the Executive Board since 1985. Dr Giuseppe Vita, who was Chairman of the Executive Board until the 2001 Annual General Meeting, has been Chairman of the Schering AG Supervisory Board since that date.


Yet another record year in a row
In financial terms, 2001 was another highly successful year, despite tense market conditions. Sales rose to EUR4,842m. After adjusting for currency effects, this represented an increase of 10%. The increase was based on solid volume/price growth of 9%. Currency effects reduced the figure by 2%. Moreover, we achieved an outstanding 24% increase in net income.


Forecast 2002
We will continue expanding our technology platforms in 2002. We will also reinforce our product families and forge ahead with the successful introduction of Yasmin(R) in more countries.

We expect sales to grow at a high single-digit rate, and net income to increase in the double-digit range.


A vote of thanks to our employees and our shareholders
Our success in 2001 was due to the outstanding efforts of our employees. We thank them for their commitment, without which this excellent business performance would not have been possible.

We thank our shareholders for the confidence they have shown in our company's development potential. This enabled our share price to remain almost stable in a difficult market, following gains of more than 50% in 2000. The share outperformed the German share index DAX by 16%.

The confidence of our shareholders strengthens our determination to continue increasing the value of our company.

Our target for 2001 is to reach double-digit growth of sales and net income again.

We intend to achieve this by introducing new products, especially to strengthen our portfolio in the USA.

Dr Hubertus Erlen     Prof. Dr Klaus Pohle      Dr Ulrich Koestlin
Mr Lutz Lingnau       Prof. Dr Dr h.c. Guenter Stock

Report by the Supervisory Board

Throughout the financial year, the Supervisory Board kept itself informed of the state of the company and of significant business activities, receiving regular written reports from the Executive Board. These included monthly reports on sales, target-performance deviations and the cash position, as well as quarterly reports on the balance sheet, the income statement, forward exchange transactions, interest-rate management, and personnel development. In addition, the budgeting documentation was submitted to the Supervisory Board. The Supervisory Board examined the risk management system set up by the Executive Board and was informed by the Executive Board of the results of the internal Group audit.

The Chairman of the Supervisory Board made sure that he was constantly informed of major developments and decisions to be taken, among other things through regular meetings with the Chairman of the Executive Board.

In the course of the financial year, the Supervisory Board held four meetings with the participation of the Executive Board. In particular, it discussed business developments, the profit situation, and the financial position of the company and its affiliates. The Supervisory Board also concerned itself with the sale of Schering AG's stake in Aventis CropScience S.A., and with several acquisition projects. The investment plan drawn up by the Executive Board was approved.

The Executive Committee held three meetings to prepare the proceedings of the Supervisory Board. The Research and Development Committee held three meetings to discuss the organization of research and development and important R&D topics. The Personnel Committee held four meetings dealing with personnel matters relating to members of the Executive Board. There was no meeting of a committee formed pursuant to section 27(3) of the Codetermination Act (MitbestG).

The Audit Committee audited the 2000 Financial Statements, laid down the main points of emphasis for the audit of the 2001 Financial Statements, and discussed in detail the 2001 Financial Statements of Schering AG, the most important subsidiaries and the Schering AG Group at its meeting on February 21, 2002. The auditors took part in the meetings of the Audit Committee.

The Financial Statements of Schering AG, the Consolidated Financial Statements, the Management Report for Schering AG and the Schering AG Group, and the proposal of the Executive Board concerning the appropriation of profits were examined at today's meeting of the Supervisory Board and approved unanimously. The Financial Statements of Schering AG, the Consolidated Financial Statements and the Management Report for Schering AG and the Schering AG Group for the 2001 financial year were audited on behalf of the Supervisory Board by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftspruefungsgesellschaft, Berlin, and by BDO International GmbH Wirtschaftspruefungsgesellschaft, Hamburg, and were given their unqualified audit opinion. The auditors took part in the meeting of the Supervisory Board and reported the results of their audit, which was acknowledged by the Supervisory Board; they also reported on the results of their audit of the Group's risk management system. Subsequent to its inspection of the accounts, no objections were raised by the Supervisory Board. It gave its approval to the Financial Statements, and these are thereby adopted.

The Supervisory Board concurs with the proposal of the Executive Board concerning the appropriation of income.

The Executive Board and the Supervisory Board drew up internal corporate rules to exclude the possibility of insider trading in Schering AG shares. According to these rules, members of the Supervisory Board are obligated, among other things, to notify the Chairman of the Supervisory Board of any security transactions; members of the Executive Board will inform an Insider Trading Compliance Officer.

The Chairman of our Supervisory Board, Mr Klaus Subjetzki, died on April 4, 2001. Mr Subjetzki had been a member of the Supervisory Board of Schering AG since 1978, and its Chairman since 1984. He supported the interests of Schering AG with great commitment and made an important contribution to the reorientation of the company in the 1990s. The company is deeply indebted to him.

Dr Juergen Krumnow and Prof. Dr Meinhart Zenk resigned from the Supervisory Board of Schering AG with effect from the Annual General Meeting on April 26, 2001. The Supervisory Board wishes to thank both gentlemen for their many years of service on the Supervisory Board. The Annual General Meeting appointed Dr Mathias Doepfner and Mr Hermann-Josef Lamberti as their successors.

Mr Lutz Lingnau was appointed to the Executive Board for a five-year term, effective from January 1, 2001. Mr Lingnau joined Schering AG in 1966 and is currently Vice-Chairman, President and Chief Executive Officer of our US holding company, Schering Berlin Inc.

The appointment of Dr Giuseppe Vita as a member and the Chairman of the Executive Board expired at the conclusion of the Annual General Meeting on April 26, 2001. At the same time, the Annual General Meeting elected him to the Supervisory Board; the Supervisory Board subsequently elected Dr Vita as its Chairman. The Supervisory Board paid tribute to Dr Vita's accomplishments in the advancement and strategic reorientation of the company and thanked him for his service to the Executive Board.

Dr Hubertus Erlen was appointed to succeed Dr Giuseppe Vita as Chairman of the Executive Board on April 26, 2001. Dr Erlen has been a member of the Executive Board of Schering AG since 1985.


Berlin, February 28, 2002

The Supervisory Board
Dr Giuseppe Vita
Chairman

Management Report


Business trends: Schering AG Group

Introduction
In the following, we report on the business trends of both the Schering AG Group as a whole and our individual segments. Percentage changes have been calculated on the basis of figures expressed in thousands, not millions, of euros.



______________________________________________________________________________

Consolidated Income Statements                                Schering AG Group


                          EURm             EURm           % of net sales
                         2001               2000         2001              2000
Net sales.............. 4,842..............4,493.........100%.............. 100%
Cost of sales........ - 1,215.............-1,089 .........25%............... 24%

Gross profit............3,627............. 3,404..........75% ...............76%

Marketing and
selling costs.........- 1,601.............-1,498..........33%............... 33%

Engineering and
administration costs....- 525..............- 456..........11%................10%

Research and
development costs.......- 864..............- 811..........18%................18%

Other operating income....348..............  300..............................

Other operating
Expenses................- 317..............- 299..............................

Operating profit..........668............... 640......... 14%............... 14%
Financial result.......... 30..............-   5..............................

Profit on ordinary
activities............... 698............... 635......... 14%............... 14%
Taxes on profit ........- 270..............- 290...........5%................ 6%

Income before
minority interests........428................345...........9% ................8%

Minority interests........-10...............-  9...............................

Net income............... 418................336...........9%.................7%
_________________________________________________________________________________



Net sales
Net sales increased by 8% to EUR4,842m in 2001, compared to EUR4,493m in 2000. This increase was primarily due to higher sales volumes for our products
(+9%) and to a lesser extent to acquisitions (+1%), slightly reduced by the unfavorable development of exchange rates (-2%).

The following table sets forth the net sales by Region. See the inside front flap of this Annual Report for an overview of our top-selling products in 2001.

___________________________________________________________________________________

Net sales by Region                                              Schering AG Group

                              EURm        EURm          Change        % of total

                             2001        2000        from 2000      2001         2000

Europe Region.............. 2,183...... 2,008.............+ 9%...... 45%......... 45%
United States Region....... 1,113......   992.............+12%.....  23%......... 22%
Japan Region...............   663......   670.............- 1%.....  14%......... 15%
Latin America/
Canada Region..............   511......   474.............+ 8%.....  11%......... 11%
Asia/Middle East Region....   213......   198.............+ 8%.....   4%.........  4%
Other Activities...........   159......   151.............+ 5%.....   3%.........  3%

Total...................... 4,842...... 4,493.............+ 8%..... 100%.........100%


The favorable development of net sales was due to increased sales volume in all Regions in 2001.

Net sales in the Europe Region rose by 9%. This increase was primarily attributable to high, double-digit growth in Spain and some countries in Eastern Europe.

Net sales in the United States Region grew by 12%, the highest growth rate of all our regional segments in 2001. This increase was mainly due to our successful launch of new products in 2001.

The decline of net sales in the Japan Region was attributable to unfavorable exchange-rate (-9%) and price effects (-3%), which were almost offset by a higher sales volume of 11%, made up of 7% organic growth and 4% growth due to acquisition effects.

The Latin America/Canada Region and the Asia/Middle East Region each recorded net sales growth of 8% despite contrary exchange-rate effects in both Regions.

The following table sets forth the net sales for the Group's Business
Areas:


______________________________________________________________________________________

Net Sales by Business Area                                        Schering AG Group

                              EURm        EURm           Change        % of total

                             2001        2000        from 2000      2001         2000
Fertility Control&
Hormone Therapy............ 1,510...... 1,353.............+12%...... 31%......... 30%

Specialized
Therapeutics............... 1,491...... 1,402.............+ 6%...... 31%......... 31%

Diagnostics&
Radiopharmaceuticals....... 1,452...... 1,360.............+ 7%...... 30%......... 30%
Dermatology................   227......   221.............+ 3%......  5%.........  5%
Other sources..............   162......   157.............+ 3%......  3%.........  4%

Total.....................  4,842...... 4,493.............+ 8%......100%.........100%

 _____________________________________________________________________________________


Business trends: Schering AG Group


Net sales in the Fertility Control&Hormone Therapy business area rose by 12% to EUR1,510m in 2001, compared to EUR1,353m in 2000. Much of this increase came from Yasmin(R), an oral contraceptive recently launched in the United States, Germany and some further European countries, which recorded sales of EUR45m, and from higher sales of our established products Mirena(R), Meliane(R), Diane(R) and Microgynon(R).

In our Specialized Therapeutics business area, net sales rose by 6% from EUR1,402m in 2000 to EUR1,491m in 2001. This increase was primarily attributable to higher net sales of Betaferon(R) (marketed in the United
States and Canada under the trade name Betaseron(R)), Campath(R) (marketed in Europe under the trade name MabCampath(TM),Fludara(R), Bonefos(R) and Ilomedin(R). Net sales of Betaferon(R) rose 15% from EUR593m in 2000 to EUR681m in 2001, mainly due to strong growth in sales volumes. Positive volume and price effects caused net sales of Fludara(R) to grow by 18% to EUR131m in 2001, compared to EUR111m in 2000. Campath(R)/MabCampath(TM) was launched in 2001 and already reached net sales of EUR30m, including EUR28m in the US alone. Net sales of Bonefos(R) and Ilomedin(R) increased significantly due to higher sales volume. Net sales of Bonefos(R) grew by 33% from EUR29m in 2000 to EUR39m in 2001, while Ilomedin(R) reached net sales of EUR41m in 2001, compared to EUR32m in 2000 (+30%). In contrast to this positive development, net sales of Betapace(R) fell sharply, in line with our expectations, from EUR168m in 2000 to EUR95m in 2001 (-43%) due to generic competition in the United States.
After adjusting for this negative effect of Betapace(R), overall net sales in the Specialized Therapeutics business area grew by 13% in 2001.

Net sales in our Diagnostics&Radiopharmaceuticals business area rose from EUR1,360m in 2000 to EUR1,452m in 2001, an increase of 7%. In radiopharmaceuticals we achieved sales of EUR151m in 2001. Sales of MRI contrast media were up 13%, rising from EUR289m in 2000 to EUR327m in 2001, despite slightly lower prices and negative exchange-rate effects. This increase was primarily due to 12% higher sales of Magnevist(R), which reached EUR320m in 2001, compared to EUR286m in 2000. Net sales of our application technologies for contrast media rose 18% from EUR205m in 2000 to EUR242m in 2001. In X-ray contrast media, however, negative price and exchange-rate effects, especially in Japan, offset positive volume effects, so that net sales fell 2% from EUR738m in 2000 to EUR722m in 2001.

In our Dermatology business area, net sales increased by 3% to EUR227m in 2001, compared to EUR221m in 2000. This increase was primarily attributable to the higher sales volume of Advantan(R).

Business trends: Schering AG Group


Gross profit
Gross profit improved from EUR3,404m in 2000 to EUR3,627m in 2001. This increase of 7% was lower compared to a growth in net sales of 8%. The main reason for this was that the negative impact of currency fluctuations on sales was only partly offset by a positive effect on the cost of goods sold, since most of our production facilities are located in member states of the European Monetary Union.

Operating profit
Operating profit amounted to EUR668m, up 4% compared to 2000. Marketing and selling costs rose 7%, a slightly lower rate than net sales. As considerable spending was necessary to launch Yasmin(R) and Campath(R), other areas of marketing and selling achieved substantial cost savings.
Engineering and administration costs increased 15% to EUR525m in 2001, reflecting the first full-year consolidation of CIS bio international and non-capitalized implementation costs for programs to improve production and logistics. Research and development costs rose 7% from EUR811m in 2000 to EUR864m in 2001. As a percentage of net sales, research and development costs were 18%. Other operating income and expenses improved by EUR30m; this was mainly attributable to a better result from exchange-rate hedging and to income of EUR22m relating to the settlement of a case of patent-infringement litigation.

Financial result
The financial result improved by EUR35m, mainly due to an income of EUR85m from our share in the result of Aventis CropScience S.A. This positive effect was partially offset by impairment losses on venture capital investments amounting to EUR32m. Furthermore, we had to account for losses of EUR20m relating to the monetary crisis in Argentina.

Taxes on profit
Taxes on profit fell 7% from EUR290m in 2000 to EUR270m in 2001. A positive impact from a lower German corporation tax rate resulting from a tax reform was partially offset by expenses related to tax risks in Brazil. In 2001, the overall tax rate for the Group was 39%, compared to 46% in the previous year. Adjusted for our share in the result of Aventis CropScience S.A and one-off effects, the effective tax rate was approximately 37% for 2001 (2000: approximately 38%).

Net income
Net income rose 24% from EUR336m in 2000 to EUR418m in 2001. Earnings per share (basic) were EUR2.11, compared to EUR1.70 in 2000, representing an increase of 24%.

-----------------------------------------------------------------------------

Introduction

As required by IAS 14 (revised), our primary basis of segment reporting is geographic. This reflects the management structure of our sales organization, our system of internal financial reporting and what we believe to be the predominant source and nature of risks and returns of our business. Our segment reporting is comprised of five geographic segments (the Regions Europe, United States, Japan, Latin America/Canada, Asia/Middle East). Other Activities (primarily our pharmaceutical chemicals business) are managed and reported on a worldwide basis and are therefore presented as a separate segment.

Segment performance is an internal financial reporting measurement used by our management. Transfers from our centralized production facilities in Europe are charged to segments at standard production cost. Research and development expenses are not included in segment performance, because research and development activities are managed on a worldwide basis.

The following table sets forth the net sales and segment performance of the Regions as well as Other Activities.

Results of operations by segment

___________________________________________________________________________________

Results of operations by segment                               Schering AG Group

                         EURm          EURm          Change          % of  total


                        2001          2000        from 2000      2001          2000
Net sales

Europe Region......... 2,183........ 2,008........... +  9%.......45%...........45%
United States Region.. 1,113........   992........... + 12%.......23%...........22%

Japan Region............ 663........   670........... -  1%.......14%...........15%
Latin America/
Canada Region........... 511........   474........... +  8%.......11%...........11%

Asia/Middle East Region. 213.........  198........... +  8%....... 4%............4%
Other Activities........ 159.........  151............+  5%....... 3%............3%

Total net sales....... 4,842.........4,493........... +  8%.......100%.........100%

Segment performance

Europe Region........... 922........   819............+ 13%....... 51%..........50%
United States Region.... 315........   292............+  8%....... 17%..........18%

Japan Region............ 244........   246............-  1%....... 14%..........15%
Latin America/
Canada Region........... 170.........  152............+ 12%.......  9%...........9%

Asia/Middle East Region.  72.........   69........... +  4%.......  4%.......... 4%
Other Activities......... 80.........   73........... + 10%........ 5%...........4%

Total segment
performance............1,803........ 1,651........... +  9%.......100%.........100%

____________________________________________________________________________________


Europe Region

The geographic segment Europe, referred to in this Annual Report as the Europe Region, consists of the members of the European Union, all other countries of continental Europe, Turkey, the members of the Commonwealth of Independent States, South Africa, Australia, New Zealand and African export markets (excluding Egypt, Libya and Sudan). Net sales for the Europe Region also include worldwide sales to third parties by Leiras, Jenapharm, CIS bio international and the Justesa Imagen group. In the period covered by our Consolidated Financial Statements, our six largest markets in the Europe Region in terms of net sales were Germany, France, Great Britain, Italy, Spain and Finland, which together accounted for approximately 69% of this segment's net sales in 2001. In recent years, we have experienced a significant level of sales growth in Spain, France, Italy and Great Britain. In the Europe Region, all Business Areas - Fertility Control&Hormone Therapy, Specialized Therapeutics, Diagnostics&Radiopharmaceuticals and Dermatology - are expected to continue growing, although the prevailing price competition is expected to affect net sales growth in the diagnostics field. We therefore believe that higher market shares in diagnostics can only be realized in the Europe Region over the next three to five years by raising the sales volume of our marketed products and by successfully launching new ones. In general, we expect the pace of net sales growth to slow in the Europe Region as a result of government-imposed price cuts, parallel imports (imports of products from countries with lower, government-fixed price levels) and the increased availability of generic substitute products.

______________________________________________________________________________________

Net sales for Europe Region by Business Area                       Schering AG Group


                             EURm         EURm          Change           % of total

                             2001        2000        from 2000      2001         2000

Fertility Control&
Hormone Therapy.............  845.......  765........... + 11%.....  39%...........38%

Specialized Therapeutics....  749.......  690........... +  8%.....  34%...........34%

Diagnostics&
Radiopharmaceuticals........  442.......  408........... +  8%.....  20%...........20%
Dermatology.................  135.......  131........... +  3%.....   6%........... 7%
Other sources...............   12.......   14........... -  9%.....   1%........... 1%

Total.......................2,183.......2,008........... +  9%..... 100%..........100%
_______________________________________________________________________________________


Net sales

Net sales in the Europe Region increased by 9% to EUR2,183m in 2001, compared to EUR2,008m in 2000. The increase was mainly attributable to positive volume/price effects (+10%) and acquisitions (+2%), which were partially offset by negative exchange-rate effects (-3%) in certain countries, especially in Turkey. Sales were affected by government-imposed price cuts, budget restrictions, positive and negative lists for the reimbursement of products, and the increased use of generic substitute products.

Results of operations by segment

Europe Region

In Germany, net sales rose 5% from EUR504m in 2000 to EUR532m in 2001, despite the prevailing price sensitivity especially in the market for contrast media. The increase in net sales was mainly due to our new oral contraceptive Yasmin(R), whose net sales rose from EUR2m in 2000 to EUR20m in 2001, and a 21% increase in net sales of Betaferon(R) from EUR72m in 2000 to EUR88m in 2001. On the other hand, net sales of Ultravist(R) decreased 10% from EUR43m in 2000 to EUR38m in 2001, mainly due to highly unfavorable price effects (-9%). MedacSchering Onkologie GmbH, in which we have a 50% stake, is already well established in the oncology market and contributed net sales of EUR7m in 2001, compared to EUR2m in 2000.

In France, net sales increased EUR33m or 13% to EUR286m in 2001, compared to EUR253m in 2000. This was mainly driven by higher sales volume as well as the first full-year consolidation of CIS bio international. Net sales of Mirena(R) rose 34% from EUR15m in 2000 to EUR20m in 2001. Higher sales volume caused Meliane(R) to grow by 18% from EUR11m in 2000 to EUR13m in 2001.

Net sales in Great Britain increased 7% to EUR146m in 2001, compared to EUR137m in 2000. The favorable development of sales volume (+11%) was partially offset by unfavorable exchange-rate effects (-2%) and falling prices (-2%). Improved net sales of Ilomedin(R) (+47%), Fludara(R) (+40%) and Mirena(R) (+16%) were the main reasons for the increase, while net sales of Diane(R) (-25%), Androcur(R) (-19%) and Betaferon(R) (-8%) were lower.

In Italy, net sales increased 8% from EUR231m in 2000 to EUR249m in 2001, mainly due to volume growth by Advantan(R), Betaferon(R) and Noctamid(R).

Net sales in Spain rose 16% from EUR154m in 2000 to EUR178m in 2001. This development was primarily attributable to the higher sales volumes of Betaferon(R), Diane(R), Advantan(R) and Ultravist(R).

Compared to EUR111m in 2000, net sales in Finland (which include the worldwide export sales of Leiras Oy) grew by 5% to EUR117m in 2001. The increase was mainly due to the higher export sales volume of Norplant(R) and Bonefos(R).

We achieved our strongest growth in the markets of Central and Eastern Europe, raising net sales by 34% from EUR112m in 2000 to EUR150m in 2001. The increase was primarily attributable to higher sales volumes of Betaferon(R), Diane(R) and Meliane(R).

In the Fertility Control&Hormone Therapy business area, net sales increased 11% to EUR845m in 2001, compared to EUR765m in 2000, principally due to higher prices and increased sales volume. Mirena(R) and Meliane(R), as well as Yasmin(R), our new oral contraceptive product, achieved favorable sales-volume growth during 2001. Yasmin(R), which was only recently launched in Germany and some other European countries, reached net sales of EUR28m in 2001, up from EUR2m in 2000. Net sales of Mirena(R) increased 19% from EUR67m in 2000 to EUR80m in 2001, with significant sales growth reported in France, Great Britain and the markets of Central Europe. Net sales of Meliane(R) rose by 20% from EUR66m in 2000 to EUR79m in 2001.

Net sales in the Specialized Therapeutics business area increased 8% (or
10% after adjusting for currency effects) to EUR749m in 2001, compared to EUR690m in 2000. This increase was driven by a significant growth in the sales volumes of Betaferon(R), Fludara(R) and Ilomedin(R). Net sales of Betaferon(R) rose EUR31m or 11% to EUR326m in 2001, compared to EUR295m in 2000. Net sales of Ilomedin(R), our product for the treatment of severe forms of peripheral arterial occlusive disease, increased 31% from EUR30m in 2000 to EUR40m in 2001. Net sales of Fludara(R) improved by 28% from EUR35m in 2000 to EUR46m in 2001.

In 2001, net sales in the Diagnostics&Radiopharmaceuticals business area increased 8% to EUR442m, compared to EUR408m in 2000. The products of our French radiopharmaceuticals company CIS bio international contributed EUR105m to the Business Area's sales (compared to EUR84m for the period from April 1 to December 31, 2000). As regards Ultravist(R), negative price and currency effects offset positive volume effects and reduced net sales from EUR147m in 2000 to EUR145m in 2001. By contrast, net sales of Magnevist(R) improved from EUR79m in 2000 to EUR84m in 2001, despite negative price and currency effects.

In the Dermatology business area, net sales rose slightly by 3% to EUR135m in 2001, as compared to EUR131m in 2000. This increase was due to favorable volume and price effects, which more than offset negative currency effects. Net sales in this Business Area grew by 12% after adjusting for currency effects. The top-selling dermatology products were Advantan(R), a preparation for the treatment of eczema, Psorcutan(R), a treatment for psoriasis, Nerisona(R), which is used to treat eczema and psoriasis, and Travocort(R), a product for the treatment of fungal infections. Compared to EUR22m in 2000, net sales of Advantan(R) increased by 26% to EUR28m in 2001.

Segment performance
Segment performance improved by 13% to EUR922m in 2001, compared to EUR819m in 2000, and thus grew faster in percentage terms than net sales. This was mainly because overheads increased more slowly than net sales. The decisive factors were constant marketing and selling costs in Germany and Great Britain, while administration costs in France and Great Britain rose at a slightly higher rate than net sales.


United States Region

The geographic segment United States, referred to in this Annual Report as the United States Region, consists of the United States of America and Puerto Rico and is comprised of two sub-segments. The first sub-segment, Berlex Laboratories, Inc., represents all sales of pharmaceutical products in the United States Region. The pharmaceutical business is operated by Berlex Laboratories, Inc. The second sub-segment represents the business of Medrad, Inc. with application technologies for contrast media which, because Medrad is responsible for the management of the worldwide sales of its products, includes the worldwide sales of Medrad and its subsidiaries.

_______________________________________________________________________________
Net sales for United States by sub-segment                    Schering AG Group


                        EURm        EURm          Change           % of total

                       2001        2000        from 2000      2001         2000

Berlex................  875 ......  790 .......... + 11%.....  79%......... 80%
Medrad...............   238 ......  202 .......... + 18%.....  21%......... 20%

Total................ 1,113 ....... 992 .......... + 12%..... 100%.........100%

________________________________________________________________________________


__________________________________________________________________________________

Net sales for United States Region by Business Area              Schering AG Group

                          EURm       EURm           Change           % of total

                        2001        2000        from 2000      2001         2000

Fertility Control&
Hormone Therapy........  187 ......  152 .......... + 23%.....  17%.........  15%

Specialized
Therapeutics...........  485 ......  482 .......... +  1%.....  44%.........  49%

Diagnostics&
Radiopharmaceuticals.... 437 ......  357 .......... + 22%.....  39% ......... 36%

Dermatology..........      4 ......    1 ..........      .....      .........
Total...............   1,113 ......  992 .......... + 12%.....  100%.........100%

_________________________________________________________________________________


Net sales
Net sales in the United States Region rose 12% to EUR1,113m in 2001, compared to EUR992m in 2000, driven by higher sales volumes (+7%), price increases (+2%) and exchange-rate effects (+3%).

Net sales of Berlex increased 11% from EUR790m in 2000 to EUR875m in 2001, while net sales of Medrad rose 18% from EUR202m in 2000 to EUR238m in 2001. Of Medrad's sales, 72% or EUR171m were achieved in the United States Region during 2001, a moderate increase on the 70% recorded for 2000. Medrad's increase in net sales was attributable to higher sales volume of vascular injectors (+22%), CT injectors (+23%) and syringes (+15%). Prices for Medrad's products generally remained stable, while exchange-rate effects were favorable.

Net sales in the Specialized Therapeutics business area, which accounted for 55% of Berlex's total net sales, remained at nearly the same level at EUR485m in 2001, compared to EUR482m in 2000. This stagnation of net sales was primarily attributable to the expected sharp drop in net sales of Betapace(R), whose orphan drug exclusivity expired in the United States in April 2000. Net sales of Betapace(R) fell from EUR168m in 2000 to EUR95m in 2001. This decline was offset by significant increases in net sales of our established products Betaseron(R) and Fludara(R), as well as our newly launched product Campath(R). Net sales of Betaseron(R) increased by 16% to EUR285m in 2001, up from EUR247m in 2000. Fludara(R) achieved 9% higher net sales of EUR70m in 2001, compared to EUR64m in 2000. Campath(R) was introduced in June 2001 and contributed EUR28m to total net sales. Refludan(R), a cardiovascular product for the treatment of heparin-induced thrombocytopenia, which was in-licensed in November 2001, achieved net sales of EUR3m.

In the Diagnostics&Radiopharmaceuticals business area, net sales increased strongly by 22% to EUR437m in 2001, compared to EUR357m in 2000. Excluding Medrad's contribution to growth, net sales rose 28% from EUR155m in 2000 to EUR199m in 2001. This improvement was primarily attributable to an increase in net sales of Magnevist(R) and Ultravist(R). Magnevist(R) sales went up 28% from EUR111m in 2000 to EUR142m in 2001, while Ultravist(R) net sales grew by 10% from EUR19m in 2000 to EUR20m in 2001.

Net sales in the Fertility Control&Hormone Therapy business area increased
23% from EUR152m in 2000 to EUR187m in 2001, mainly due to Yasmin(R) and Mirena(R), both of which were successfully launched in the United States during 2001. Yasmin(R) contributed EUR17m to total net sales, while Mirena(R) achieved net sales of EUR13m in 2001. In hormone therapy, despite lower sales volume, net sales of Climara(R) increased slightly from EUR81m in 2000 to EUR85m in 2001, due to higher prices and positive exchange-rate effects.

Our new Dermatology business area in the United States Region, which was established in late 2000, grew from EUR1m in 2000 to EUR4m in 2001. The increase was attributable to Finevin(R), our product for the treatment of acne, which was launched in the United States in May 2001 and contributed EUR3m to total sales.


Segment performance
Segment performance improved by 8% to EUR315m in 2001, compared to EUR292m in 2000. The increase in net sales was partially offset by considerably higher marketing, selling and administration costs. The increased marketing and selling costs resulted from the expansion of our sales force and the activities needed to promote our five new products launched in the United States in 2001.

Results of operations by segment

Japan Region

The Japan geographic segment, referred to in this Annual Report as the Japan Region, corresponds to the geographic area of Japan and comprises the business of our Japanese subsidiaries and direct sales by Schering AG to Japanese pharmaceutical companies. Mitsui Pharmaceuticals Inc. and CIS Diagnostic K.K., both acquired in 2000, were merged into our existing Japanese subsidiary, Nihon Schering K.K., in 2001.

_________________________________________________________________________________
Net sales for Japan Region by Business Area                   Schering AG Group

                         EURm         EURm          Change            % of total

                         2001        2000        from 2000      2001         2000

Fertility Control&
Hormone Therapy........   29 ......   26 .......... + 12%.....   4%.........   4%

Specialized
Therapeutics...........  145 ......  126 .......... + 15%.....  22%.........  19%

Diagnostics&
Radiopharmaceuticals.... 451 ......  475 .......... -  5%.....  68% ......... 71%

Dermatology.............  38 ......   43 .......... - 11%.....   6% .........  6%
Total..................  663 ......  670 .......... -  1%..... 100%..........100%

__________________________________________________________________________________

Net sales
Net sales fell slightly by 1% to EUR663m in 2001, compared to EUR670m in 2000. This decline was caused primarily by the weakness of the yen against the euro and price reductions mandated by the Japanese Ministry of Health, Labour and Welfare. As a result, the solid increase in sales volume (+11%) was offset by unfavorable price effects (-3%) and strongly negative currency effects (-9%). The higher sales volume included 4% acquisition effects due to the first full-year consolidation of Mitsui Pharmaceuticals Inc. and CIS Diagnostic K.K.

In the Diagnostics&Radiopharmaceuticals business area, which accounted for 68% of total net sales in this Region, net sales decreased by 5% to EUR451m in 2001, compared to EUR475m in 2000. Lower net sales, caused by unfavorable exchange-rate and price effects, of our X-ray contrast media Iopamiron(R) and Ultravist(R), as well as of our MRI contrast medium Magnevist(R), were mainly responsible for the negative development in this Business Area. Our radiopharmaceutical products contributed EUR10m to net sales in 2001.

Net sales of products in the Fertility Control&Hormone Therapy business area, which represented 4% of total sales in the Japan Region in 2001, rose 12% from EUR26m in 2000 to EUR29m in 2001. Significantly higher sales volumes more than offset unfavorable exchange-rate effects. Particularly worth mentioning were the net sales of Triquilar(R), which grew 21% from EUR4m in 2000 to EUR5m in 2001.

In 2001, net sales in the Specialized Therapeutics business area grew by 15% from EUR126m in 2000 to EUR145m in 2001, although adverse currency effects reduced sales growth. The main source of the increase in net sales was Betaferon(R), which was introduced in Japan in November 2000 and achieved net sales of EUR15m in the year under review.

Net sales in the Dermatology
business area fell 11% from EUR43m in 2000 to EUR38m in 2001. This decline was primarily attributable to negative price and exchange-rate effects, as well as stagnating sales volumes of Neriproct(R) and Nerisona(R), our top-selling products in this Business Area.


Segment performance
Segment performance declined slightly at approximately the same rate as net sales, i.e. by 1% from EUR246m in 2000 to EUR244m in 2001. This fall in net sales was partially offset by lower administration and production costs. The lower production costs were the result of more favorable contractually-determined costs for iopamidol, the active ingredient of Iopamiron(R), our best-selling product in the Japan Region.

Results of operations by segment

Latin America/Canada Region

The geographic segment Latin America and Canada, referred to in this Annual Report as the Latin America/Canada Region, consists of the countries of Latin America, Canada and the Caribbean. In the period covered by our Consolidated Financial Statements, our six largest markets in this segment were Brazil, Argentina, Mexico, Canada, Colombia and Venezuela, which together accounted for 9% of the Group's net sales and 86% of the segment's net sales in 2001.

_________________________________________________________________________________


Net sales for Latin America/Canada
Region by Business Area                                        Schering AG Group

                         EURm         EURm          Change            % of total

                         2001        2000        from 2000      2001         2000

Fertility Control&
Hormone Therapy........   340 ......  303 .......... + 12%.....  67%......... 64%

Specialized
Therapeutics...........    84 ......   83 .......... +  2%.....  16%......... 18%

Diagnostics&
Radiopharmaceuticals....   45 ......   49 .......... -  9%.....   9% ........ 10%

Dermatology.............   33 ......   29 .......... + 11%.....   6% ......... 6%
Other sources..........     9 ......   10 .......... -  4%.....   2%.......... 2%

Total..................   511 ......  474 .......... +  8%..... 100%..........100%


__________________________________________________________________________________

Net sales
Net sales in the Latin America/Canada Region rose 8% to EUR511m in 2001, compared to EUR474m in 2000, primarily as a result of a 9% increase in sales volume. This offset the negative overall exchange-rate effects in the Latin America/Canada Region (-5%), which were largely caused by the sharp fall in value of the Brazilian real against the euro. The increase in net sales was mainly driven by higher net sales in Mexico, Venezuela and Colombia.

Despite the ongoing recession, net sales in Argentina were 9% higher in 2001 at EUR75m, as compared to EUR69m in 2000. On the other hand, net sales in Brazil dropped 4% from EUR143m in 2000 to EUR137m in 2001, due to a strongly negative exchange-rate effect (-22%), which was not fully offset by the favorable development in volumes and prices (+19%). Net sales in Venezuela increased significantly by 38% from EUR23m in 2000 to EUR32m in 2001. We also achieved above-average growth rates in Mexico, where net sales went up by 15% to EUR91m in 2001, compared to EUR79m in 2000, and in Colombia, where net sales rose 16% from EUR32m in 2000 to EUR37m in 2001. The increases in Colombia and Mexico were due to higher sales volumes and favorable price effects.
The top-selling products in the Latin America/Canada Region in 2001 were Microgynon(R), Diane(R) and Betaferon(R) (trade name in Canada: Betaseron(R)), with net sales of EUR54m, EUR51m and EUR47m respectively.

Net sales in the Fertility Control&Hormone Therapy business area rose 12% from EUR303m in 2000 to EUR340m in 2001. Especially favorable was the development of Meliane(R) (+26%), Triquilar(R) (+12%) and Microgynon(R) (+9%); net sales of Diane(R) (+19%) also developed very positively, particularly in Canada. Mirelle(R), launched in the Latin America/Canada Region during 2001, contributed net sales of EUR4m.

In the Specialized Therapeutics business area, net sales grew by 2% to EUR84m in 2001, compared to EUR83m in 2000. Net sales of Betaferon(R) remained almost unchanged at EUR47m in 2001, compared to EUR46m in 2000. Net sales of Fludara(R) grew by 13% from EUR7m in 2000 to EUR8m in 2001, mainly due to higher sales in Canada and Argentina, while net sales of Androcur(R), our product for the treatment of prostate cancer, decreased slightly to EUR17m in 2001, down from EUR18m in 2000, due to competition from generic products.

Net sales in the Diagnostics&Radiopharmaceuticals business area fell 9% from EUR49m in 2000 to EUR45m in 2001. The decline was mainly attributable to net sales of Iopamiron(R), which dropped 12% to EUR26m in 2001, compared to EUR29m in 2000, largely due to lower prices in Mexico.

In 2001, net sales in the Dermatology business area increased 11% to EUR33m, compared to EUR29m in 2000. This change was primarily due to the higher net sales of two of our top-selling products in this Business Area: Nerisona(R) and Advantan(R).

Segment performance
Segment performance rose 12% to EUR170m in 2001, compared to EUR152m in 2000. The increase was mainly attributable to higher net sales and falling regional production costs.


Results of operations by segment
Asia/Middle East Region

The geographic segment Asia, referred to in this Annual Report as the Asia/Middle East Region, comprises the Asian countries (excluding Japan), the Middle East, Egypt, Libya and Sudan. In the period covered by our Consolidated Financial Statements, our three largest markets in this segment in terms of net sales were South Korea, China (including Hong Kong) and Indonesia, which together accounted for 43% of the segment's net sales in 2001.

_________________________________________________________________________________
Net sales for Asia/Middle East
Region by Business Area                                         Schering AG Group

                         EURm        EURm          Change            % of total

                         2001        2000        from 2000      2001         2000

Fertility Control&
Hormone Therapy........    81 ......   81 .......... -  1%.....  38%......... 41%

Specialized
Therapeutics...........    27 ......   20 .......... + 34%.....  13%......... 10%

Diagnostics&
Radiopharmaceuticals....   77 ......   71 .......... + 10%.....  36% ........ 36%

Dermatology.............   15 ......   15 .......... +  3%.....   7% ......... 7%
Other sources..........    13 ......   11 .......... + 17%.....   6%.......... 6%

Total..................   213 ......  198 .......... +  8%..... 100%.........100%

__________________________________________________________________________________


Net sales
Net sales in the Asia/Middle East Region increased by 8% to EUR213m in 2001, compared to EUR198m in 2000. This positive development was mainly attributable to higher sales volume (+13%), partially offset by unfavorable exchange-rate effects (-5%). Despite negative exchange-rate effects, net sales in South Korea grew by 13% to EUR54m in 2001, up from EUR48m in 2000, while in China net sales grew 23% from EUR20m in 2000 to EUR24m in 2001. This increase in China was partially explained by the acquisition of Nanjing Xianhe Pharmaceuticals Co., Ltd. in June 2001. This company was subsequently renamed Schering (Nanjing) Pharmaceutical Ltd. and consolidated as of July 1, 2001. In Indonesia, by contrast, net sales declined by 10% to EUR20m in 2001, compared to EUR22m in 2000, due to lower sales volumes and negative exchange-rate effects, which were not offset by the positive price development.

Net sales in the Fertility Control&Hormone Therapy business area remained almost unchanged at EUR81m in both 2000 and 2001. Net sales of Meliane(R) increased from EUR1m in 2000 to EUR2m in 2001, while Mirena(R) grew 51% to EUR3m in 2001, compared to EUR2m in 2000. On the other hand, net sales of our oral contraceptive Microgynon(R) fell 12% from EUR12m in 2000 to EUR11m in 2001. Higher net sales of Diane(R), which rose 20% to EUR14m in 2001, and Femovan(R), which grew by 9% to EUR12m in 2001, were the result of higher sales volumes partially offset by unfavorable exchange-rate effects.

In the Specialized Therapeutics business area, net sales increased 34% from EUR20m in 2000 to EUR27m in 2001. This rise was due to higher sales volumes of Betaferon(R), Fludara(R) and the top-selling oncological products of Schering (Nanjing) Pharmaceutical Ltd.: Bei'en(R) and Jiadi(R). Net sales of Betaferon(R) rose from EUR5m in 2000 to EUR7m in 2001, while net sales of Fludara(R) grew by 74% from EUR2m in 2000 to EUR3m in 2001.

Net sales in the Diagnostics&Radiopharmaceuticals business area increased 10% to EUR77m in 2001, compared to EUR71m in 2000. This growth was primarily attributable to higher net sales of Ultravist(R) and Magnevist(R). Ultravist(R), which accounted for 68% of net sales in diagnostics in the Asia/Middle East Region, grew by 13% from EUR47m in 2000 to EUR53m in 2001. Net sales of Magnevist(R) rose EUR2m to EUR14m in 2001.

Net sales in the Dermatology business area remained almost unchanged at EUR15m in both 2000 and 2001. Higher sales volumes (+10%) were largely compensated by contrary price and exchange-rate effects. The slight percentage rise in net sales in this Business Area was mainly due to higher sales of Travocort(R), which rose from EUR2m in 2000 to EUR3m in 2001.


Segment performance
Segment performance rose by 4% from EUR69m in 2000 to EUR72m in 2001. An 8% growth in net sales was partially offset by higher administration costs as well as marketing and selling costs. This was mainly due to the expansion of our business in China.


Results of operations by segment

Other Activities

The segment Other Activities primarily consists of our pharmaceutical chemicals business with other pharmaceutical companies.


_______________________________________________________________________________
Net sales of Other Activities                              Schering AG Group


                         EURm        EURm          Change           % of total

                       2001        2000        from 2000      2001         2000

Pharmaceutical
chemicals.............  118 ......  116 .......... +  2%.....  74%......   77%
Other ...............    41 ......   35 .......... + 17%.....  26%......   23%

Total................   159 ....... 151 .......... +  5%..... 100%......  100%

_______________________________________________________________________________


Net sales
Net sales increased by 5% to EUR159m in 2001, compared to EUR151m in 2000. Net sales of pharmaceutical chemicals rose 2% from EUR116m in 2000 to EUR118m in 2001, primarily due to higher sales volumes of various intermediates and active ingredients, as well as positive exchange-rate effects.

Net sales in the sub-segment Other grew 17% from EUR35m in 2000 to EUR41m in 2001, largely because of higher net sales from sales collaborations and toll manufacturing.


Segment performance
Segment performance rose 10% from EUR73m in 2000 to EUR80m in 2001. The increase was primarily attributable to lower administration costs and improved net sales.


----------------------------------------------------------------------------
Aventis CropScience

Positive development of sales and profit
Aventis CropScience's net sales amounted to EUR4,303m in 2001, an increase of 7% over the previous year. After adjusting for the divestment of the household insecticide business in 2001, sales rose 8%.

The Crop Protection business segment recorded volume/price growth of 6% in a declining world market. This increase was primarily due to the contributions from the French, Brazilian and Canadian markets and the sustained performance of fast-growing products, particularly the herbicides Balance(R) and Puma(R) and the insecticide Regent(R).

Volume/price growth in the Environmental Science segment (+25%) was mainly driven by outstanding sales development in the US. The BioScience business segment reported 9% higher sales, mainly due to higher sales in the field seed area.

In the United States, which accounted for 18% of Aventis CropScience's total sales, net sales in 2001 increased by 3% to EUR787m, compared to EUR764m in 2000. The solid development of the Environmental Science segment made up for the reduced planting acreage and adverse weather conditions, especially during the second-quarter planting season in the Midwest. Net sales in France, which contributed 12% of total sales in 2001, rose 9% to EUR535m, compared to sales of EUR491m in 2000. This improvement was due to higher sales of industrial crop-protection products, particularly insecticides. In Brazil, the source of 11% of Aventis CropScience's total sales in the period under review, net sales rose 16% to EUR475m, compared to EUR409m in the previous year, benefiting from higher sales of insecticides and herbicides.
In Germany, which accounted for 5% of total sales, net sales in 2001 fell
3% to EUR235m, compared to EUR243m in the previous year. This decline was caused by adverse weather conditions and the effects of a major portfolio streamlining. Business in Germany recovered well in the second half of the year. Net sales in Japan, which generated 4% of total sales, increased slightly from EUR181m in 2000 to EUR186m in 2001. After adjusting for currency effects, the increase was 13%.

The contribution of all other countries rose by 7% to EUR2,085m, compared to EUR1,946m in 2000.

Operating profit up 33%
The EBITA (earnings before interest, taxes and amortization), excluding one-off effects, amounted to EUR706m in 2001, compared to EUR529m in 2000. This was a 33% increase.


Positive effect on Schering's financial result
Schering AG's share of profits in 2001 totaled EUR85m after deduction of goodwill write-offs and taxes on profit.

------------------------------------------------
Liquidity and capital resources

Overview
The Group's cash and cash equivalents as of December 31, 2001, were EUR192m (December 31, 2000: EUR274m). As of December 31, 2001, the Group had a positive net cash position (which it defines as cash, cash equivalents and marketable securities less liabilities to banks) of EUR62m, compared with EUR418m as of December 31, 2000. This positive net cash position was primarily due to pension liabilities from German retirement benefit plans, and as of December 31, 2001, amounted to EUR911m (December 31, 2000:
EUR1,153m). In 2001, Schering AG founded the Schering Altersversorgung Treuhand Verein (referred to in the following as Schering Pension Trust). An amount of EUR300m was transferred to the Schering Pension Trust; the provisions for pension obligations were reduced accordingly. We believe that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in 2002, including capital expenditures, research cooperation projects, debt service and dividends.


Operations
Cash flows before working-capital changes totaled EUR653m, slightly higher than in 2000 (EUR645m). Mainly due to a smaller increase in receivables, cash flows from operating activities rose 44% from EUR465m in 2000 to EUR670m in 2001.


Investing
Cash flows used in investing activities amounted to EUR217m in 2001, compared to EUR119m in 2000. This increase was mainly attributable to a rise of EUR96m in capital expenditure and a EUR72m higher cash flow for acquisitions. The acquisition of minority interests in the Jenapharm Group and the French radiopharmaceuticals company CIS bio inter-national accounted for almost all expenditures for acquisitions.


Financing
Cash flows used in financing activities were EUR535m in 2001, compared to EUR172m in 2000. The cash flow in 2001 resulted mainly from a dividend payment of EUR198m (2000: EUR165m) and a contribution of EUR300m to the Schering Pension Trust.


Borrowings
Liabilities to banks as of December 31, 2001, amounted to EUR233m, compared to EUR234m at December 31, 2000. EUR188m of these liabilities have a maturity of less than one year (2000: EUR217m).



------------------------------------------------

Recent acquisitions

As part of our global strategy, we seek to acquire product rights as well as small to mid-sized companies in order to

	expand our product portfolio,
	acquire promising technological developments, and increase our presence in important geographic markets.

In December 2001, we increased our ownership interest in both the Jenapharm Group and the French radiopharmaceuticals company CIS bio international to 100%.

Also in December 2001, we signed a cooperation agreement with MorphoSys AG, Martinsried, Germany, to jointly develop antibody therapeutics and in-vivo diagnostics. As part of this agreement we will acquire a 10% ownership interest in MorphoSys AG.

------------------------------------------------
Restructuring program

Within the framework of our Global Production Strategy (GPS) we continued a major restructuring program. The aim is to create a more efficient, flexible and competitive production system that is more oriented toward needs, and to integrate its individual components in such a way that they interact within a global supply chain. The program is composed of several sub-strategies, each of which focuses on improving our production of active ingredients, pharmaceutical, radiopharmaceutical or biotechnology products respectively.

The Global Strategy for Chemical Production seeks to concentrate the future worldwide production of active ingredients at two sites. This is scheduled to be completed by the end of 2002.

Our European Production Initiative was completed in 2000. Building on this, in the first phase of our Global Strategy for Pharmaceutical Production we will reduce the number of production sites worldwide to 14 and specialize nearly all of them in only one dosage form, respectively. Most of this consolidation process is scheduled for completion by the end of 2003.

In addition, the ongoing program to optimize the remaining production sites will be continued in order to create a consistent hierarchy of process organization. This will, for example, result in the merger of our two Berlin facilities for the production and pack- aging of liquid and solid drug products in the Berlin-Wedding facility by the end of 2003.

The total costs of this restructuring program are expected to come to EUR140m, EUR80m of which are implementation costs expensed as occurred, and EUR60m are capital expenditures.

The overall objective of all programs is that they will optimize capacity utilization in our production facilities, reduce investments and inventories, and create a more flexible and rapid response to the fluctuations of demand in the markets.


CAPITAL EXPENDITURES

_____________________________________________________________________________

Capital expenditures in 2001                                Schering AG Group
Function
                                      EURm           EURm
Production/Quality assurance
and environmental protection......... 56%........... 128
Research and development............. 20%...........  45
Marketing and selling................ 22%...........  50
Other functions....................... 2%...........   6
Total............................... 100%..........  229

_____________________________________________________________________________

We generally fund our capital expenditures with cash flow from operating activities.

Capital expenditures for property, plant and equipment amounted to EUR229m in 2001, as compared to EUR184m in 2000. 54% of the expenditures in 2001 related to Germany, 17% to other countries of the European Union, 12% to the United States, and 3% to Japan.

In the year under review, 20% of our capital outlay was on research and development. 56% was spent in the production area and on quality assurance and environmental protection. Marketing and selling and other functions accounted for 24% of overall investment. We continued the process of concentrating the formulation and packaging of liquid and solid dosage forms - until recently spread over two sites - at one site in Berlin.

Capital expenditures will increase considerably in 2002 and are expected to total EUR275m. We are expanding the chemical and microbiological production capacity for active ingredients at our Bergkamen production site to meet the future demand for our products. In Europe, we plan to expand the capacity of our pharmaceutical production plants in Weimar, Germany, and Lys-Lez-Lannoy, France. In addition, we plan to extend our biotechnological development plant in Richmond, California.

Capital expenditures over the next few years are expected to remain at the same level as in 2002, taking into account higher demand, changing regulatory standards and technological developments.


Quality, Environment and Safety

We are subject to extensive regulation on environmental, health and safety matters in the countries where we manufacture and sell our products. We expect such regulations to become increasingly stringent in the future. Changes in applicable laws repeatedly require us to install additional emission controls, make significant alterations to our manufacturing processes, or clean-up contamination at facilities where such remediation has previously not been required. By restricting or prohibiting the distribution of our products, environmental regulations could also harm our business by forcing us to increase research and development spending. In the normal course of our business, we are exposed to risks related to possible releases of pollutants into the environment which could cause personal injury or property damage and could require considerable clean-up efforts.

We have obtained all essential quality, environmental and safety permits and authorizations required for the operation of our facilities and the distribution of our products. We are in material compliance with all relevant environmental, health and safety laws. An integral part of operations is the maintenance of high standards of protection and performance in these areas. Our internal audit systems and participation in the Responsible Care program, a self-obligation of the German Chemical Industry Association (Verband der Chemischen Industrie, VCI), ensure continuous improvements in these areas.

With our Integrated Management System (IMS) and a corresponding adjustment of our organizational structures we are optimizing the processes by which we ensure compliance with quality, environmental-protection and safety obligations. This management system, which applies Group-wide, describes the quality, environmental-protection and safety standards that apply in our globally operating company. It takes into account both regional differences and the requirements of the international standards ISO 9001 (for quality) as well as ISO 14001 and emAS (for environmental protection).

Our Responsible Care program for the coming years focuses on the areas Product Stewardship, Occupational Safety, Environmental Protection and Dialog. Our objective is to achieve either the ISO 14001 certification or the Eco Management and Audit Scheme (emAS) validation for all production sites.

We are responsible for the clean-up of certain sites which have been contaminated by releases or disposals of pollutants from former operations. In some cases, our clean-up liability is shared with others who contributed to the contamination.


The following table sets forth selected goals of our Responsible Care program:

Capital expenditures in 2001
Function


Responsible care programm
Area
Selected goals................................................. Status

Product Stewardship
To develop a system solution to further minimize
the danger of products forgeries.................................done

To establish a database containing safety data sheets
that is accessible Group-wide....................................done

To complete the pilot scheme "Environmental Protection
in Procurement"..................................................done

Occupational Safety
Certification of the quality of occupational
safety in Berlin.................................................done

To introduce and implement the "Accident Prevention
Program 2000 Plus" in Berlin.....................................done

Environmental Protection
To establish waste-prevention programs in research
and development..................................................done

To reduce CO 2 emissions at Schering AG...................met for 2001 in accordance with the VCI's voluntary
self-obligation.......................................valid until 2005

Dialog
To draw up an integrated training concept for
error prevention in production at the Weimar site................done


As a result of our long history of manufacturing operations, there may be other sites where we could be responsible for all or a portion of clean-up costs. However, we are confident that we have adequate reserves for our currently known rediation obligations, and these will not have a material adverse effect on our operating profit, our liquidity, or the Group's overall financial position.

We have spent substantial amounts on environmental protection and safety measures up to now, and anticipate having to spend similar sums in 2002 and subsequent years. In 2001, our operation and maintenance costs in the field of environmental protection and safety totaled EUR65m (2000: EUR62m). Our capital expenditure on environmental protection projects and other ecologically beneficial projects totaled EUR5m (2000: EUR4m).

We estimate that the operation and maintenance costs for safety and environmental measures will rise to EUR66-68m for each of the years though 2006. We expect annual capital expenditure on environmental projects and other ecologically beneficial projects to be between EUR5 and EUR7m over the same period.


Outlay on safety and environmental protection in 2001       Schering AG Group
_____________________________________________________________________________
                                                                       EURm


Safety,clean-up, miscellaneous.....................................    18
Environmental protection departments..............................      6
Recyling,processing,and disposal..................................     41
____________________________________________________________________ .....

Operating costs....................................................    65
____________________________________________________________________ .....

Environmental protection investment...............................      5


Research and development


18% of Group sales spent on R&D
In the year under review, our worldwide expenditure on research and development rose by 7% from EUR811m in 2000 to EUR864m in 2001. This represents 18% of Group sales.


25% of our R&D expenditure could not be allocated to specific R&D projects as it accrued. This unallocated expenditure primarily relates to research in the pre-clinical field, administration, infrastructure, international project management, and indirect costs incurred in order to comply with approval regulations.

The costs of specific R&D projects are divided among our Business Areas as follows: Specialized Therapeutics 43%; Fertility Control&Hormone Therapy 26%; Diagnostics& Radiopharmaceuticals 19%; Dermatology 6%. Projects that cannot be allocated to a Business Area accounted for 6%.



_____________________________________________________________________________
Project-related expenditures EURm                         Schering AG Group

(EURm)                                 2001             2000
Fertility Control&
Hormone Therapy..................... 172...........  164
Specialized Therapeutics............ 283...........  229
Diagnostics&
Radiopharmaceuticals................ 121...........  105
Dermatology.........................  36...........   20
Other research projects.............  40...........   51

Total............................... 652...........  569
_____________________________________________________________________________


In 2002, research and development costs as a percentage of net sales are expected to equal 2001 levels.


Selected research & development projects

Project and Indication

Fertility Control&Hormone Therapy

Angeliq(R)
oral preparation containing estradiol and drospirenone for hormone replacement after the menopause

Climara Pro(TM)
patch containing a combination of estradiol and levonorgestrel for osteoporosis prevention and the treatment of climacteric complaints; only needs to be applied once a week

Climarelle(TM)
patch for continuous hormone replacement therapy and osteporosis prevention in women

Endometrion(R)
oral dienogest-containing product for the treatment of endometriosis, a disease in which endometrial tissue proliferates outside the uterus

MENT(TM)
transdermal androgenic preparation (7alpha-methyl-19-nortestosterone) for the treatment of hypogonadism and hormone-dependent complaints in aging men testosterone undecanoate
depot preparation for hormone replacement therapy in men; guarantees a continuous testosterone level over a period of three months vaginal ring containing oxybutynin
innovative technology for the treatment of urge incontinence

Yasmin(R) 20
lower-dose variation of the oral contraceptive Yasmin(R) containing the same dose of drospirenone but less ethinylestradiol


Specialized Therapeutics


ADI-PEG
active ingredient, based on the enzyme arginine-de-iminase, for the treatment of melanomas and hepatomas

CCR 1 antagonist
oral preparation for the treatment of MS

factor Xa inhibitor
anticoagulant product for the treatment of thrombosis

fasudil
active ingredient for the oral treatment of angina pectoris

FGF-4
gene used in angiogenesis therapy that encourages the formation of new blood vessels in the form of a "bio-bypass"

Mesopram(TM)
PDE IV inhibitor for the oral treatment of MS

MS-209
product for the treatment of solid tumors in breast cancer and non-small-cell lung cancer

MS-275
active ingredient for the treatment of solid tumors in intestinal and lung cancer pirfenidone
cytokine antagonist for the oral treatment of MS

VEGF-TK inhibitor
anti-angiogenic substance that apparently stops blood vessels from branching off to supply tumor tissue

Ventavis
inhalation treatment for pulmonary hypertonia containing the active ingredient iloprost

Zevalin(TM)
yttrium-90-labeled monoclonal antibody for the radioimmunotherapy of non-Hodgkin's lymphoma

Diagnostics&Radiopharmaceuticals

CISNOET(TM)
product for the nuclear diagnosis of occlusive heart disease

Eovist(R)
highly specific MRI contrast agent for the imaging, detection and characterization of liver tumors and lesions

MS-325
MRI contrast agent based on gadolinium with a high signal intensity and a prolonged retention time in the bloodstream; makes it possible to image the entire vascular system

Supravist(TM)
MRI contrast agent for angiography

Dermatology

ABT-281
topical immune modulator used in the atopic dermatitis indication calcitriol analog
active ingredient for the treatment of mild to moderate forms of psoriasis

-------------------------------------------------------------------------

Risk management report

Integrated risk management system
The principles of Schering AG's corporate system for the detection and monitoring of business risks are set forth in a risk management policy approved by the Executive Board. This covers several systems for early risk recognition (Strategic and Operational Controlling, Corporate Auditing, Auditing of Annual Accounts). In addition, certain risk fields have been defined which are subject to special, systematic monitoring in order to detect inherent risks; corresponding reports are prepared regularly and sent to a commission set up specifically for this purpose. Furthermore, those responsible for individual risk-monitoring systems and risk fields have regularly informed the Executive Board on their findings. In this context, no risks were identified that would prejudice the continued existence of the Schering AG Group either in the period under review or thereafter.

Operational Controlling reported directly to the Executive Board during the 2001 financial year - both at regular intervals and ad hoc - on the actual and predicted course of business, including identified risks. These reports paid particular attention to the impact of foreign currencies on the expected development of the overall company result. With regard to possible risks in the coming financial years, the medium- and long-term strategic goals were permanently taken into consideration within the operational planning.

During the period under review, Corporate Auditing carried out audits worldwide according to the audit plan approved by the Executive Board. Audits focused on functions of Schering AG, subsidiaries and representative offices, as well as systems and processes. emphasis was placed on the efficiency of structures and operations, safeguarding assets, controlling risks, adherence to legal and corporate requirements, and the functionality and orderly use of systems.

As part of its ongoing risk assessment system, Financial Management used derivative financial instruments to control currency exposure and interest-rate risks. Assessment of risk made use of a simulation based on historical data. Risks assessed by means of this simulation were within the limits stipulated by the Executive Board at all times. To minimize credit risk, hedging transactions were always undertaken within fixed limits and with businesses and banks that have an excellent credit standing.

The safety of Schering AG products is continually monitored in accordance with international standards. This also applies to products that are still in the development phase. The central element in Drug Safety is a worldwide system for the registration and evaluation of suspected adverse drug reactions. Reports of suspected adverse reactions are collected and evaluated centrally. There is an ongoing assessment of benefits and risks. The objective of this system is to recognize potential risks as early as possible in order to be able to initiate preventive measures. The process is backed up by an electronic database and standardized decision-making processes throughout the Group.

The Quality Unit tested all products - and all materials used in their manufacture - for purity, composition and stability. The same standards were used worldwide. Our products were found to meet the strictest quality requirements.

Within the framework of our Integrated Management System covering quality, environmental protection and safety, we are continuously making improvements to ensure continued compliance with all relevant legal requirements in the future. Please turn to the chapter in the Management Report on Quality, Environment and Safety for full details.

Risks were monitored in the fields of production and logistics. This covered active-ingredient and pharmaceutical production, including packaging, at the various locations, as well as the procurement of raw materials and purchased goods, warehouses, distribution and transport. No risks were discovered that might have represented an existential threat to the company.

A system-based, interdivisional risk management system in production and logistics will be set up in 2002 to improve the aggregation and consolidation of supply risks.

Much higher demands were made on risk management in the field of data processing than in previous years. This was a result of ever shorter innovation cycles in information technology, growing interaction and interlinkage between information systems, and increasingly strict legislation on the integrity of information systems in the pharmaceutical industry. In order to be able to meet these demands more efficiently, all such tasks were concentrated in the "IT Risk Management" department in 2000. This department's task is to develop, approve and implement globally valid rules on:

information protection, disaster recovery, the consistency and integrity of information (good data-processing practices).

In 2001, we began setting up a uniform documentation system and preparing a master plan on further steps to reduce risks in IT. Furthermore, a worldwide "IT Risk Management Organization" was established in 2001 with specific persons responsible in the larger subsidiaries and the Regions.

On the basis of the final reports on individual studies submitted to the Executive Board during the period under review, we can say that Schering AG has an effective risk management system. This system warns management in good time of risks as they arise, enabling appropriate measures to be taken to control any risks.

Corporate governance

Corporate governance regulates the interaction between the Executive Board, the Supervisory Board and the Annual General Meeting according to well-balanced and transparent principles. Schering AG adheres to all legal regulations in this respect. In addition, we have enacted further-reaching internal rules whichhave strengthened the rights of the Supervisory Board in particular.

For example, the Supervisory Board regularly receives extensive written reports on the Group's economic situation; the Supervisory Board specifies the priorities to be followed in the audit of the financial statements; the auditors report to the Supervisory Board's balance-sheet meeting, for example on their audit of the risk management system set up by the Executive Board; the Supervisory Board has made a number of important business transactions dependent on its approval. For further details, please refer to the Report by the Supervisory Board.


Forecast 2002


On the basis of the exchange rates valid in 2001, and giving special consideration to the predicted developments of the yen and the Argentine peso, we expect sales in 2002 to grow at a high single-digit rate.

We anticipate double-digit growth in net income in 2002.

We aim to boost sales through growth from successful products such as Yasmin(R), Mirena(R), Campath(R) and Betaferon(R) in particular. Our intensified marketing activities - especially in the United States - will have a positive impact here.

As a consequence of our high rate of production-capacity utilization, we have allocated approximately EUR275m in capital expenditure to expanding production facilities.

The sale of our stake in Aventis CropScience is expected to yield substantial one-time earnings.

In 2002, we will continue to make solid progress towards our well-established growth strategy.

-----------------------------------------------------------------------------
Dividend proposal


In 2001, Schering AG paid a dividend of EUR0.67 per share plus a bonus dividend of EUR0.33 per share for the 2000 financial year. The primary purpose of this bonus dividend was to enable German-resident shareholders to benefit from certain tax credits. The Executive Board will propose to the Annual General Meeting a dividend of EUR0.83 per share for the 2001 financial year.

-----------------------------------------------------------------------------

Potential risks


In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Annual Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company's competitors or the failure of demand for the Company's products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company's expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



----------------------------------------------------------------------------
Financial Statements of Schering AG


_____________________________________________________________________________
Condensed

                                                   EURm          EURm
Balance sheet                              Dec.31,2001   Dec.31,2000
Intangible assets..................................150............71

Property, plant and equipment..................... 521.......... 505
Financial assets................................ 1,842........ 1,671

Fixed assets.................................... 2,513........ 2,247

Inventories....................................... 543.......... 442

Receivables and other assets...................... 545.......... 601

Marketable securities,
cash and cash equivalents......................... 235.......... 205
Other non-current and current assets............ 1,323........ 1,248
Balance-sheet total............................. 3,836........ 3,495


Net equity...................................... 1,200........ 1,197

Special tax-allowable reserves.................... 212.......... 226
Provisions...................................... 1,412........ 1,392
Liabilities......................................1,012.......... 680

Balance-sheet total............................. 3,836........ 3,495


Income statement................................. 2001......... 2000
Net sales....................................... 2,179........ 1,920
Cost of sales................................... - 814........ - 659

Cost of marketing/selling,
administration, research...................... - 1,160.......- 1,077

Other operating income and expenses................ 92........... 99
Operating profit.................................. 297.......... 283


Financial result................................... 28........... 48
Taxes on profit................................. - 124.........- 104

Net income........................................ 201.......... 227
Transfers to retained earings................... -  37.........-  29

Unappropriated retained earnings
(proposed to be distributed to the shareholders).. 164.......... 198



______________________________________________________________________________

The Financial Statements of Schering AG, audited and fully certified by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftspruefungsgesellschaft and BDO International GmbH Wirtschaftspruefungsgesellschaft, are published in the Federal Journal and filed in the Commercial Register of the Amtsgericht Charlottenburg, Berlin.


------------------------------------------------
Additional Information on the Financial Year
------------------------------------------------

Activities of our Business Areas
Success with growth strategy

On the basis of the accelerated growth strategy announced in 1999, the Schering AG Group continued its series of financially successful financial years in 2001. Our continuous growth is primarily based on a very well-balanced development and product portfolio containing a wide range of innovative and promising drugs. In 2001, we received approval for a number of new products which we successfully launched in the US and European markets. These products will further drive our growth forward in the coming years.


______________________________________________________________________________

Sales by Business Area in 2001       Schering AG Group


Fertility Control&Hormone Therapy.................. 31%
Therapeutics....................................... 31%
Diagnostics&Radiopharmaceuticals................... 30%

Dermatology......................................... 5%
Other sources....................................... 3%

Total............................................. 100%
______________________________________________________________________________

Overview of our four Business Areas

In the year under review, Fertility Control&Hormone Therapy was the Business Area with the highest rate of growth, with sales rising 12% to EUR1,510m. This growth stemmed both from much higher sales of established products, such as Diane(R), Meliane(R) and Mirena(R), and from the successful introduction of new ones. We launched two key products in the US market in 2001: Yasmin(R) and Mirena(R). In December 2001, we submitted Angeliq(R), another member of our drospirenone family, for US and European registration. This should also contribute to further growth over the next few years. Also in the United States, an important additional indication was approved for our hormone patch Climara(R) 25. In Europe, we are now marketing Climodien(R), a new product in the field of hormone replacement therapy. It was first launched in Germany in the fall of 2001.

The Specialized Therapeutics business area made a major contribution to our success in 2001 with sales up 6% at EUR1,491m. After adjusting for Betapace(R), which faced generic competition in the US, the Business Area's sales were 13% higher than in the previous year. The expansion of our oncology business had a strong impact: the launch of Campath(R) (trade name in Europe:
MabCampath(TM) in the US and Europe deserves special attention here. Campath(R) is the first antibody-based drug for the treatment of chronic lymphocytic leukemia (CLL) and therefore represents a novel therapy option. It complements our product Fludara(R), thus enhancing the latter's therapeutic significance in the treatment of CLL. The success of Campath(R) impressively underscores the leading role we are assuming in hematological oncology - a role that will expand, should our application for approval of Zevalin(TM) in Europe be granted.

Sales in the Diagnostics&Radiopharmaceuticals business area rose by 7% to EUR1,452m in 2001. Good volume growth was partially offset by the weakness of the yen, however. The performance of our magnetic resonance imaging (MRI) products was particularly encouraging. The high level of acceptance of our MRI preparation Magnevist(R) led to 15% volume growth, impressively highlighting our world market leadership in this field. A major contribution to this positive development came from our business in the US, where the growing use of MRI equipment will continue to boost demand for appropriate contrast media in the future. Our novel MRI contrast agent Resovist(R), which affords a particularly precise diagnosis of small liver lesions, was successfully launched in several European countries in the fourth quarter of 2001. We expect this product to strengthen and consolidate our position in this field, which is a particularly interesting one, both medically and economically.

Sales in our Dermatology business area, at EUR227m, were 3% higher than in the previous year. Advantan(R), our product for the treatment of eczema, strengthened its position in this market with a 26% increase in sales. We continued our strategy of globalizing our Dermatology business area with the approval and launch of Finevin(TM) in the US in May 2001. Finevin(TM) is used for the local treatment of mild to moderate inflammatory acne vulgaris. Another significant step was the acquisition of the global development and marketing rights for the active ingredient ABT-281. This further strengthened Schering AG's development portfolio in the atopic dermatitis indication, adding a new class of active ingredients known as topical immune modulators. In pre-clinical studies, these have shown considerable potential in the treatment of inflammatory skin diseases.

Activities of our Business Areas

Fertility Control&Hormone Therapy


______________________________________________________________________________
Sales in 2001                                              Schering AG Group

Fertility Control&Hormone Therapy
                                    Change      Share of
                          EURm     from 2000   Group sales

Total.................. 1,510..... + 12%.......... 31%
thereof:

Fertility control.......1,118 .... + 16%.......... 23%
Hormone therapy.......... 385 .... +  2%........... 8%
______________________________________________________________________________




New milestone in fertility control: Yasmin(R)

The market launch of our innovative oral contraceptive Yasmin(R) was very successful. It was especially well-received in the United States, inasmuch as Yasmin(R) is the first oral contraceptive (OC) with a novel active ingredient to have been introduced there in several years. Schering AG passed a milestone in hormone research with the development of the novel active ingredient drospirenone. With its anti-mineralocorticoid and anti-androgenic properties, this active ingredient offers additional benefits such as reduced estrogen-induced fluid retention and PMS symptoms, as well as favorable effects on the skin.

By the end of 2001, Yasmin(R) already accounted for approximately 3% of new prescriptions of oral contraceptives in the US. In Germany, the product has become one of the leading OCs. Yasmin(R) was also launched in other European countries in 2001 and reached total sales of EUR45m in the first year after its introduction. We expect sales to continue to grow just as strongly in 2002, particularly with additional launches coming up in further important markets, such as France.

Market leadership consolidated in fertility control
Valette(R) also showed very positive development, for example in Germany, where it remained our best-selling OC product with sales of EUR33m. Valette(R) contains the anti-androgenic progestin dienogest, so that it has a positive effect on the hair and skin. We expect approvals in a number of European countries in 2002.

Our low-dose contraceptive Meliane(R) achieved an above-average 21% increase in sales, rising to EUR123m. This confirms the high acceptance of our progestin-containing OC family.

Due to their additional therapeutic advantages, our OCs will continue to secure our global leadership in the field of fertility control in the future.

Mirena(R): successful start in the US
We recorded strong sales growth with our intrauterine hormone-delivery system Mirena(R), reaching EUR100m (+42%). Business in the US made a sizeable contribution to this success. 13% of worldwide sales of Mirena(R) have come from this strategically important market since the product's launch in spring 2001. Mirena(R) is extremely well-tolerated. The system offers an excellent method of long-term family planning in the field of non-oral contraception which is easy to use and easily reversible.

Continuous growth in hormone replacement therapy
In the field of non-oral products for the treatment of climacteric complaints, sales of Climara(R) rose 3% to EUR109m. Much of this growth was achieved in the US, where Climara(R) consolidated its position as market leader. Climara(R) is a patch that contains a week's supply of estradiol and delivers its active ingredient continuously through the skin and into the bloodstream.

In April 2001, the US health authority FDA approved the use of Climara(R) 25 for an additional indication. Apart from the long-term prevention of osteoporosis, Climara(R) 25 can now also be used to treat menopausal complaints such as hot flushes. Climara(R) 25 has the lowest effective dosage of estrogen of all hormone patches on the US market. In the European Union, Climara(R) 25 was submitted for registration in March 2001, and we expect a decision in the second half of 2002.

Climodien(R) is a new product in the field of oral hormone replacement therapy (HRT), which was launched in Germany in the fall of 2001. Its introduction in other European countries is planned for 2002. Climodien(R) is especially suitable for women after the menopause. It contains two active ingredients, dienogest (a progestin) and estradiol valerate (an estrogen), which are taken continuously. This makes it possible to halt menstruation in most women.

The approval of Avaden(R) in January 2002 further strengthened our HRT business. Avaden(R) is a sequentially combined oral therapy that relieves climacteric complaints and offers protection against osteoporosis. Following its approval in France, we will be seeking further approvals in selected European and Latin American markets starting in 2002.


Growth potential from new products
In view of our deep product portfolio and high level of competence in fertility control and hormone therapy, the US market continues to promise enormous growth potential for 2002 and beyond. Our decision to exclusively market our new products in this field ourselves in the US has already been confirmed by results.

We are successfully strengthening our portfolio with new products and have submitted Endometrion(R), a dienogest-containing preparation for the treatment of endometriosis, for registration in the European Union.


Gynecological therapy: strategic portfolio expansion
In June 2001, we acquired the exclusive global marketing rights for an oxybutynin-releasing vaginal ring from the American company Enhance Pharmaceuticals, Inc. This innovative technology provides a new treatment option for women who suffer from a special form of overactive bladder known as urge incontinence. Oxybutynin, the active ingredient, is regarded as the standard treatment for urge incontinence, but has a number of side effects when administered orally. However, the constant, protracted release of the active ingredient by the vaginal ring over the course of a month promises not only greater effectiveness, but also a marked reduction in side effects. The product is in clinical trials, and we plan its submission for US registration in 2003.


Hormone replacement therapy in men
Schering AG has many years of experience in the field of testosterone substitution. Until now, this has been largely based upon injectable preparations with a duration of action of 2-3 weeks. Improved products should encourage more men to accept hormone replacement therapy in the future. A depot preparation containing testosterone undecanoate has been developed which has major advantages over conventional products: when injected at three-monthly intervals, it guarantees a continuous level of testosterone within a desired range. This ensures androgenic effectiveness and excellent compatibility. We plan to apply for registration in Europe in 2002.

Schering AG sees attractive growth potential in male HRT. One candidate is MENT(TM)(7alpha-methyl-19-nortestosterone), a product for the treatment of hypogonadism and hormone-dependent complaints in aging men, which is currently in clinical development.

Activities of our Business Areas

Specialized Therapeutics

________________________________________________________________________________
                                                              Schering AG Group

Sales in 2001
Specialized Therapeutics             Change      Share of
                          EURm     from 2000   Group sales
Total.................. 1,491 .... +  6%.......... 31%

thereof:
Central nervous system... 774..... + 13%.......... 16%

Cardiovascular........... 217..... - 20%........... 5%
Oncology................. 347..... + 21%........... 7%
Miscellaneous............ 153..... -  5%........... 3%

______________________________________________________________________________

Oncology portfolio extended
The development of the Specialized Therapeutics business area in 2001 advanced with the approval of new products, particularly the leukemia treatment Campath(R)/ MabCampath(TM) in the US and Europe. We made considerable progress with expanding our product portfolio in the field of cancer therapy, and our new products already recorded excellent growth rates. Our success in the year under review impressively underscores the leading role we are taking on in hematological oncology. In 2002, we intend to further strengthen our position with the planned European launch of Zevalin(TM), our product for the treatment of non-Hodgkin's lymphoma.

The expiration of the patent for Betapace(R) and the resultant generic competition caused a decline in sales of this product which was already offset in the first year by the excellent performance of our existing product line. After adjusting for the fall in Betapace(R) sales, growth in the Business Area was a dynamic 13%. We expect continued sales growth in Specialized Therapeutics in the coming years.

Betaferon(R) remains our top-selling product
Betaferon(R), our product for the treatment of multiple sclerosis (MS), recorded an above-average growth rate of 15%, and sales rose to EUR681m. This interferon, which is manufactured using biotechnology techniques, remained the Schering AG Group's top-selling product, accounting for 14% of total sales.

The outstanding effectiveness of high-dose Betaferon(R) therapy led to the global approval of this drug for the treatment of the relapsing-remitting form of MS. In 2001, Betaferon(R) was again the only product that has been additionally approved in Europe, Canada and Australia for the treatment of the secondary progressive form of multiple sclerosis (SPMS). US approval for the SPMS indication is expected in 2002. As early as the end of 2000, Betaferon(R) had already been approved in Japan for the treatment of the entire multiple sclerosis spectrum and given "orphan drug" status, which provides market exclusivity for innovative products.

Expertise in MS therapy
The excellent efficacy of Betaferon(R) was impressively confirmed by various studies in 2001, which showed that MS patients benefit from high-dose treatment with Betaferon(R). The results of the independent INCOMIN study (independent comparison of interferons) released in September confirmed yet again the excellent treatment results of higher dosages - and of our product in particular. These findings convincingly demonstrate that the frequent and high-dose use of Betaferon(R) offers MS patients significantly better treatment results.

A comparison of various dosages conducted in Japan also confirmed the benefit of the high-dose therapy using Betaferon(R). The study showed that, compared to the low-dose group, patients who were treated with the standard dosage of Betaferon(R) showed a 29% reduction in the attack rate and a significantly shortened duration of attacks. The superiority of the high dosage was also confirmed by the study of MS lesions in the central nervous system.

In order to document the high therapeutic benefit of Betaferon(R) in the very early stages of MS, we began the BENEFIT study (Betaferon(R) in newly emerging MS for initial treatment) in early 2002. The study is being conducted in Canada and Europe in patients who have had their first event indicative of MS, but do not yet have a clinically definite diagnosis. The controlled BENEFIT study will consider the optimum dosage for the initial treatment of early MS using interferons. Furthermore, the researchers are hoping for findings on the long-term prognosis of very early interferon treatment and an opportunity to thoroughly examine the new diagnostic criteria for MS.

Based on our recognized leadership in the development of interferon therapies, Schering AG currently has three oral compounds for MS treatment in clinical development: a CCR 1 antagonist, a PDE IV inhibitor and a cytokine antagonist. These compounds target separate, but sometimes overlapping immunological pathways that are important in the pathophysiology of MS. The CCR 1 antagonist is currently in Phase I of clinical development. The PDE IV inhibitor (Mesopram(TM)) and the cytokine antagonist pirfenidone have already advanced to Phase II clinical studies. A treatment that can be administered orally would mean a great advance for MS patients.


Hematological oncology: Campath(R) launched in the US and Europe
Our product portfolio for hematological oncology generated exceptionally strong sales growth in 2001 and was further boosted by the launch of Campath(R)/MabCampath(TM) and Fludara(R) Oral. Campath(R), the monoclonal antibody for the treatment of chronic lymphocytic leukemia (CLL), was already approved in the US and Europe after its first clinical studies. This was evidently due to the unusually innovative nature of this product and must be regarded as particularly notable achievement. Chronic lymphocytic leukemia is the most frequent form of leukemia in adults. Campath(R) represents an important addition to the treatment options for CLL, because it also has an effect in patients who no longer respond either to treatment with alkylating compounds or to treatment based on fludarabine. Campath(R) has been marketed with great success in the US since June 2001, and this was followed by launches in Germany, the UK and the Netherlands in the fall. We also plan to introduce Campath(R) in further countries. Schering AG holds the global marketing and distribution rights for Campath(R) with the exception of Japan and East Asia.

Fludara(R) Oral approved in the UK
The increase in sales of Fludara(R) (+18%) shows that the introduction of Campath(R) has established a better application spectrum for Fludara(R) in the field of hematological oncology. Fludara(R) is the standard second-line treatment for CLL. We are opening up additional therapy options with a further administration form, Fludara(R) Oral, which received its first European approval in the UK in January 2001. Schering AG plans to submit Fludara(R) for registration for the first-line treatment of CLL in 2002. A study published in January 2001 confirms significantly improved response rates to Fludara(R) in untreated CLL patients compared to the present standard first-line treatments. Furthermore, Fludara(R) is being successfully used in clinical studies in the treatment of low-grade non-Hodgkin's lymphoma, acute myelocytic leukemia and bone marrow transplants.

Schering AG may bolster its product portfolio in the field of oncological hematology in 2002. Zevalin(TM), the first drug for the radioimmunotherapy of non-Hodgkin's lymphoma, is currently being scrutinized for approval by the European health authority (emEA).

Higher sales of Bonefos(R)
Sales of Bonefos(R) developed very well with an increase of 33%. Bonefos(R) is used in the treatment of bone metastases and tumor-induced hypercalcemia.
In the year under review, we reacquired the marketing rights for the product from licensees in France, Germany, Sweden, Denmark and Switzerland.
We expect Bonefos(R) to give our oncology business an additional boost in the future. A recently presented long-term study on Bonefos(R) involving breast-cancer patients who had no breast-cancer metastases at the beginning of the study showed a significant reduction in both the incidence of bone metastases and the mortality rate compared to the women who were treated with the placebo. In March, we submitted our application to the FDA for the approval of Bonefos(R) for the reduction of skeleton changes caused by osteolytic bone metastases in breast-cancer patients.


Fasudil against angina pectoris
In August 2001, Schering AG in-licensed from the Japanese pharmaceutical company Asahi Kasei Corporation, Tokyo, the innovative cardiovascular active ingredient fasudil, in order to jointly develop an oral form of administration for the treatment of angina pectoris. An estimated 15 million people in Europe and the US suffer from angina pectoris, a serious coronary disease regarded as a harbinger of cardiac infarction. Fasudil is currently in clinical trials for this indication and is showing promising results.

In October, Schering AG acquired from Aventis S.A. the global rights to Refludan(R) for injection. Refludan(R) is approved in the EU and the US for the treatment of thrombosis associated with heparin-induced thrombocytopenia.


Commitment to basic research
Schering AG's commitment to basic research is reflected in our cooperation with the newly formed European Neuroscience Institute in Goettingen, Germany. The R&D agreement signed with the biotech company MorphoSys AG, Martinsried, Germany, in December 2001 also covers interesting lines of research in the field of innovative antibody therapies.

Activities of our Business Areas


Diagnostics&Radiopharmaceuticals



______________________________________________________________________________________

Sales in 2001                                                        Schering AG Group
Diagnostics&Radiopharmaceuticals

                                  Change      Share of
                          EURm  from 2000   Group sales

Total         ..... ... 1,452..... +  7%.......... 30%
thereof:
X-ray contrast media...   722..... -  2%.......... 15%
MRI contrast agents ...   327..... + 13%........... 7%
Radiopharmaceuticals...   151..... + 30%........... 3%
Ultrasound contrast media  10..... - 14%........... 0%
CM application
technologies....... ...   242..... + 18%........... 5%
_____________________________________________________________________________________



Still world market leader in in-vivo diagnostics
Schering AG remained very strong in the Diagnostics&Radiopharmaceuticals business area, maintaining its world market leadership in the field of in-vivo diagnostics, particularly in magnetic resonance imaging (MRI). Despite continuous, albeit declining price pressure specifically in the market for X-ray contrast media, we again succeeded in increasing sales in the Business Area.

Good progress with Magnevist(R)
We made our mark on the highly innovative MRI market with a 13% increase in sales based on higher volumes. Magnevist(R) (+12%) was a major contributor to this positive development, recording especially high growth (+28%) in the United States Region.

Approvals for Resovist(R) in Europe
Our MRI contrast agent Resovist(R) was approved in Sweden in March 2001. Resovist(R) is a new-generation, organ-specific diagnostic agent. In the meantime, the product has successfully passed through the procedure for the mutual recognition of approval of the EU member states. It has thus been approved for sale in most European countries. Since August 2001, Resovist(R) has been launched in the Scandinavian countries, Switzerland and Germany.

Resovist(R) is an MRI contrast agent from Schering AG research and was developed in cooperation with Meito Sangyo, Japan. The product is used to detect and characterize particularly small lesions of the liver. Resovist(R) is administered as a short one-off injection; it reduces examination times by making it possible to begin the diagnostic imaging of the liver immediately. In extensive clinical studies, Resovist(R) has revealed an excellent safety profile.

Resovist(R) considerably facilitates the diagnosis of patients with suspected liver tumors. It enables the physician to arrive at a more reliable assessment earlier than is possible at present, making it much easier to choose which treatment is most likely to succeed. Clinical studies have shown that Resovist(R) can also be used successfully in the examination of lesions of the liver in patients simultaneously suffering from liver diseases such as hepatitis, cirrhosis or fatty liver. Resovist(R) is important not only for initial diagnosis, but also in post-surgical examinations and therapy monitoring.

We are already working on the development of a second liver-specific contrast agent, Eovist(R), which will offer further benefits such as improved differentiation between tumors and lesions. Eovist(R) is at Phase III of clinical development. This product will further improve our competitive position in this important market for liver-specific MRI contrast media.

New blood-pool contrast agent MS-325
In January 2001, we agreed with our partner EPIX Medical that Schering AG should also receive the exclusive Japanese rights to the joint development, production and marketing of MS-325. Schering AG now owns the unrestricted worldwide marketing and selling rights for this product. MS-325 is an MRI contrast agent based on gadolinium; it has a high signal intensity and a prolonged retention time in the bloodstream. By visualizing the entire vascular system, it opens up new possibilities in magnetic resonance angiography, an innovative technology allowing safe and less invasive examinations of vascular diseases.

MS-325 offers an optimum addition to our product portfolio in Japan, where Schering AG has been very successful in the contrast media market for many years. The additional marketing rights for Japan will simultaneously strengthen our position in the overall MRI market.

R&D agreement with MorphoSys
The R&D agreement signed with the biotechnology company MorphoSys AG, Germany, in December 2001 covers not only research in specialized therapeutics, but also antibody-based research projects in the field of in-vivo diagnostics. For the duration of the collaboration term (initially three years), Schering AG will gain exclusive access to the technologies of MorphoSys for in-vivo diagnostics.


Activities of our Business Areas

Dermatology

Success with Advantan(R) and Nerisona(R)
Our products for the treatment of eczema, Advantan(R) and Nerisona(R), were again the best-selling products in the Dermatology business area. Sales of Advantan(R) were extremely dynamic, largely due to the market success of the milk formulation, and jumped 26%. Advantan(R) is now our leading dermatology product.


Strategically important: azelaic acid
In May 2001, we received FDA approval for Finevin(TM), a topical therapy for acne, and subsequently launched the product in the US market. Finevin(TM) is a 20% azelaic acid cream used in the local treatment of mild to moderate inflammatory acne vulgaris. The US acne market is important and accounts for more than two thirds of the world market in this indication. More than 17 million people are affected by acne, making it the most common skin disease treated by physicians. Schering AG already markets azelaic acid in more than 70 countries under the trade name Skinoren(R). About 7 million patients were treated with the preparation over the last 12 years.

Further expansion in the US market
With the approval of Finevin(TM) in the United States, we are continuing the strategy of globalizing our Dermatology business area. Strengthening our US business is particularly important in this context. Furthermore, 2001 saw the completion of the clinical development of azelaic acid for the indication rosacea, a chronic facial skin disease for which there are currently few treatment options. Finevin(TM) will be submitted for registration for this dermatological indication in 2002, and we intend to launch the product in the US in 2003.

The Levulan(R) PDT system for the treatment of actinic keratosis, which was launched in the US at the end of 2000, did not meet the sales targets we had set for 2001.

ABT-281: novel treatment for dermatitis
A potentially novel treatment option for skin diseases was added to the R&D portfolio in 2001. We acquired from Abbott Laboratories the global development and marketing rights for the active ingredient ABT-281, which is used to treat atopic dermatitis and, potentially, other dermatological diseases. ABT-281 belongs to a new class of active ingredients known as topical immune modulators, which are thought to have great potential. Pre-clinical studies indicate that this non-steroid active ingredient shows promising effects in the treatment of inflammatory skin diseases. ABT-281 is a valuable addition to our portfolio in the treatment of eczema.

The inclusion of this promising active ingredient in our development portfolio supports our strategic goal of expanding the dermatology business with products for the largest pharmaceutical markets - United States, Europe and Japan - and advancing the globalization of this Business Area.


------------------------------------------------------------------------------
PERSONNEL

Changes in the personnel structure
The Schering AG Group's global payroll total as of December 31, 2001, rose to 25,556, an increase of 1,015 over the previous year. This increase was essentially the result of recruitment in marketing and sales and in production.

The number of people employed by our international operations rose by a total of 611 to 15,514. In the United States, the number of employees rose by 305, largely as a result of the ongoing strategic expansion of our field force. In Japan, the merger between Mitsui Pharmaceuticals and our Japanese subsidiary Nihon Schering K.K. released synergy effects, so that the payroll total fell 135 to 1,657 year on year. The increase of 250 in the number of people employed in the Asia/Middle East Region stemmed largely from our acquisition of the Chinese company Nanjing Xianhe Pharmaceuticals Co., Ltd. (+117) and the recruitment of 84 production staff at our Indonesia location.



______________________________________________________________________________

Number of employees in 2001                                  Schering AG Group
by function (close of year)
Administration.................... 3,946

Marketing and sales............... 8,566
Research and development.......... 4,384

Production incl. engineering...... 8,660

Total............................ 25,556
______________________________________________________________________________




______________________________________________________________________________
Number of employees in 2001                                  Schering AG Group
(close of year)

Germany...........................10,042
Europe (excl. Germany)............ 5,704

United States..................... 3,177
Canada.............................. 179
Latin America..................... 3,008

Japan............................. 1,657
Asia/Middle East.................. 1,495

Other............................... 136
Africa.............................. 158

Total............................ 25,556

______________________________________________________________________________

Schering AG's payroll total rose by 486. As a result of large increases in output, most of the recruitment was in production - with 204 additional staff hired in Berlin and 167 at the Bergkamen plant. Altogether, a total of 10,042 people were employed by Schering AG and its German subsidiaries. The proportion of the Group payroll total employed in Germany was unchanged at 39%.

We carried out additional international recruiting initiatives to counter the ongoing scarcity of specialists in Germany in scientific careers and the IT field. The focus of the campaign - especially our efforts to recruit IT specialists - was extended to Eastern Europe. Furthermore, we strengthened our presence at selected universities, conventions and recruiting events. Within the framework of a trainee program, Schering AG also hired university graduates with above-average grades and a certain amount of vocational experience in order to achieve a long-term increase in our pool of potential future management staff.

The total number of trainees in the Group increased from 541 in 2000 to 561 in 2001. Schering AG took on 144 trainees in 2001, an increase on the previous year of 13 places. Most of these were in information technology and business computing, thus boosting training opportunities in these fields. This brought the total number of trainees at Schering AG to 463.


Adjustment of structures and processes
In 2001, Schering AG implemented several global projects and initiatives aimed at strengthening structures and management processes. In future, staff will be more oriented toward business processes and will assume more responsibility. More processes will be run globally and a results-oriented performance culture will be promoted. Our aim in focusing the company and its employees specifically on our business goals is to promote innovation, growth and profitability.

Schering AG has scrutinized its 20 manufacturing plants worldwide with their 3,700 employees, restructured them within the framework of the global production strategy, and concentrated production on a smaller number of locations. In the future, the consolidation of our global production structure will enable us to make capacity planning and capacity-utilization levels much more flexible. This should lead to a marked reduction in day-to-day production costs and the need for investment, while further improving quality standards. A total of 650 jobs are affected by the closure or specialization of manufacturing facilities. Up to now, we have been able to offer more than 330 employees new jobs inside or outside the Group and are optimistic that we will also find acceptable solutions for more members of staff.

Furthermore, the management of the Specialized Therapeutics business area was relocated to the United States. This sent out a clear message on the globalization of our business. Future technologies and innovations, especially in the field of biotechnology, are crucial for Specialized Therapeutics, and closer contact with the appropriate institutions will enable us to secure our growth by selectively exploiting the potential offered by cooperation.

The management staff of this Business Area and Strategic Marketing moved to Montville/USA during last year. They and their new colleagues are now bringing together the necessary know-how and building up a local organization.

In addition, we further advanced the global orientation of structures and responsibilities in our worldwide research organization with the aim of interlinking knowledge, abilities, talents and the promotion of innovation all over the world. Today, modern pharmaceutical research takes place at the interface between many scientific disciplines. Natural scientists are working hand-in-hand with physicians, bio-informatics specialists and technologists in the discovery, characterization and development of active-ingredient candidates. This not only demands maximum knowledge and flexibility, as well as communication and teamwork skills, from every person involved, it also requires a solid structure with clear-cut responsibilities that bundles skills, develops new technologies, and brings together suitable partners. In the Schering AG Group, this task is the responsibility of the global Corporate Research function, which further improves the efficiency and speed of the drug-discovery process.

Success- and performance-oriented remuneration
Schering AG is continuing its development into a performance-driven company by resolutely implementing success- and performance-oriented remuneration systems. The reorganization of remuneration for non-tariff staff, making a clear-cut distinction between variable and fixed-salary components, was completed in 2001 with the salary review based on the new annual fixed incomes and the adjustment of the salary bands. In April 2002, the bonus will be paid out according to the new system for the first time; i.e. the size of the bonus will depend on overall corporate goal achievement, individual target achievement and overall personal performance.

In 2001, variable remuneration was introduced in more of our subsidiaries worldwide, in that potential bonuses were raised further within the framework of the "Bonus System for the Regions".

Following the success of the share-option plans for management in 1998 and 2000, an improved share-option plan, LTI 2001 (LTI = Long Term Incentives), was implemented in 2001 with an extended circle of participants and challenging participation conditions. With a total of about 660 managers and top performers entitled to take part, the target group was more than doubled compared to the previous share-option plan. Apart from offering a strong incentive to improve performance still further, and turning participants into stakeholders in the company's success, the LTI 2001 share-option plan also strengthens Schering AG's competitive position, especially in the strategically important US market. Schering AG can now offer its top performers in the United States an enhanced version of a remuneration instrument that is quite common in the US market. As approved by the 2001 Annual General Meeting, a continuation of the share-option program is planned in 2002.

We have also extended the International Share-Purchase Program for employees. In the year under review, Schering AG gave staff in Europe, North America and Japan a share in the success of the company in 2000. Altogether, 72% of all entitled employees took part in the share-purchase program in 2001. In addition to the 2001 profit-sharing scheme, the Executive Board has plans to launch another share program in 2002. The intention is to expand the program worldwide.

Promotion of an entrepreneurial management culture
Schering AG regards the advancement of an entrepreneurial management culture as crucial to the success of its growth strategy. The motto of our 2001 International Management Conference (IMC) was "Inspired By Success". Since then, the conference has stimulated decisive initiatives aimed at further strengthening our entrepreneurial spirit. These include measures to define a joint vision and mission as well as general values. At the same time, these measures are promoting entrepreneurial skills and the manager's function as a role model, in order to create a motivating atmosphere throughout the company that strengthens commitment, risk-taking, self-confidence, responsibility and mutual recognition.

The establishment of the "Schering AG Corporate University" illustrates the way we are forging ahead with global management development. This Group-wide training and development measure targets the company's management staff who are involved in international processes and/or exert a decisive influence on our success in reaching our strategic goals. The aim is to foster a strategic orientation among the participants and to train the kind of skills and abilities that are needed to implement the strategy. Another central element is the promotion of networks across functional and regional boundaries. The first training program, called "Leadership for Growth and Success", was offered - with great success - to three groups in cooperation with the Cranfield University School of Management, UK. The program will be continued over the coming years, so that a total of 300 managers will be able to participate worldwide.

Our goal is to focus the organization on financially relevant results, create value, and foster commitment among employees, while inspiring management staff and personnel to think and act like partners within the company.


______________________________________________________________________________

Personnel costs in 2001                                    Schering AG Group
(in EURm)
Wages and salaries................... 1,240

Social security and support payments... 221
Pensions................................ 70

Total................................ 1,531




------------------------------------------------------------------------------
SCHERING AG SHARE

Share performance 2001
Although 2001 was a difficult year for the stock markets, and all share indices suffered substantial losses, the Schering AG share closed almost unchanged year-on-year at EUR59.60, again proving its credentials as a robust and valuable investment. It outperformed the German share index DAX by 16% and the sector index STOXX Healthcare by 7%.


2001 was a pivotal year for the future development of the Schering AG share price. We laid the foundation for further growth and higher profitability with eight important product approvals. We intend to expand our activities in the United States, since the US pharmaceutical market has the highest growth rates in the world. Our objective is to double our sales in this market to EUR2 billion by 2005. In order to achieve this ambitious goal, we invested heavily in building up our US market presence in 2001.

Early in the year we were announced some good news on product approvals.
The publication of excellent financial results for the first quarter, the related upward revision of our profit prediction, and US approval for the strategically important products Yasmin(R) and Campath(R) gave our stock price added momentum, particularly in the second quarter. The share peaked in June at EUR65.26.

In early May, we announced a reorganization of our pharmaceutical production with the aim of further raising operational efficiency in this field also. We have already undertaken initial steps toward implementing this idea with the spinning off of fine-chemicals production in Finland and the sale of the ampoule plant in Jena, Germany, to Hexal AG.

The slide in share prices on the world markets that was triggered by the terrorist attacks of September 11, 2001, in the US also affected the Schering AG share. However, the share price had recovered by early October.

The decision to sell our 24% stake in the agrochemical company Aventis CropScience to Bayer for EUR1.5 billion was applauded by the markets. With this transaction, Schering AG successfully completed its transition from a diversified company to a specialized pharmaceutical manufacturer.

The publication of our results for the first nine months of the year in November 2001 coincided with our announcement of another upward revision of our profit prediction for 2001 to over EUR400m.


Investor relations activities
We maintain open and frequent communication with investors. Apart from publishing detailed quarterly reports, we stage regular telephone conferences and roadshows and maintain personal contacts with financial analysts and investors, all of which ensures clarity on the company's goals and performance.

There was an extremely positive response to our Research&Development Day for financial analysts, which was held in June in Berlin. We offered the participants a detailed insight into our extensive R&D pipeline, the purpose of which is to keep on introducing innovative products, thus making a crucial contribution to reaching our strategic goals.

We are working hard to increase the number of shareholders in the US, the world's most important capital market. Activities aimed at meeting this objective in 2001 included a two-week roadshow on the East and West Coasts and the Female Healthcare Day in November in New York. We informed US investors and financial analysts about success-ful product launches, such as Yasmin(R) and Mirena(R), on the attractive US pharmaceuticals market and the growth potential that this involved.

In May 2001, we were awarded the prize, initiated by "Focus Money", for the best investor relations work among the DAX-30 companies. This illustrated the market's appreciation and recognition of our open communication policy with shareholders.

Raising corporate value
In 2002, we will make further progress in the resolute implementation of our accelerated growth strategy. This will enable us to enhance and sustain our corporate value and offer our shareholders a profitable investment.



Schering AG share ratios (1)
in EUR per share
                                       2001             2000

Earnings (as per IAS; basic).......... 2.11............ 1.70
Dividend.............................. 0.83............ 0.67(2)

Equity............................... 12.91........... 11.60
Cash flow............................. 3.30............ 3.25
Lowest/highest closing price....49.70/65.26......37.67/74.73

Price at close of year............... 59.60........... 60.50
Market capitalization(3)EURm........ 11,801...........11,979

Number of shares (in millions)......... 198............. 198

Equity ratio........................... 49%............. 44%
Return on equity....................... 17%............. 15%

Return on sales......................... 9%.............. 8%

______________________________________________________________________________


(1)Figures for 2000 adjusted according to the 1:3 share split
(2)Plus bonus dividend of EUR0.33 per share
(3)As at December 31


----------------------------------------------------------------------------

TOP-SELLING PRODUCTS                                      Schering AG Group

The table shows our top-selling products in 2001. These products account for approximately 59% of the Group's total sales.




                                                            Net sales       Change from 2000
                                                             2001                  currency-
                                                             EURm      absolute     adjusted


1 Betaferon(R)/Betaseron(R) (Specialized Therapeutics) ...... 681..... + 15%  .....+ 15%
2 Iopamiron(R) (Diagnostics) ................................ 356..... -  4%  .....+  4%
3 Magnevist(R) (Diagnostics) ................................ 320..... + 12%  .....+ 14%
4 Ultravist(R) (Diagnostics) ................................ 239..... +  1%  .....+  4%
5 Diane(R) (Gynecology) ..................................... 214..... +  7%  .....+ 12%
6 Microgynon(R) (Fertility control) ......................... 139..... +  7%  .....+ 10%
7 Fludara(R) (Specialized Therapeutics) ..................... 131..... + 18%  .....+ 18%
8 Meliane(R) (Fertility control) ............................ 123..... + 21%  .....+ 24%
9 Climara(R) (Hormone therapy) .............................. 109..... +  3%  .....+  2%
10 Femovan(R) (Fertility control) ........................... 106..... -  3%  .....+  3%
11 Androcur(R) (Specialized Therapeutics, gynecology) ....... 101..... -  3%  .....+  1%
12 Mirena(R) (Fertility control)............................. 100..... + 42%  .....+ 44%
13 Betapace(R) (Specialized Therapeutics)....................  95..... - 43%  .....- 45%
14 Triquilar(R) (Fertility control)..........................  92..... +  1%  .....+  3%
15 Miranova(R) (Fertility control)...........................  49..... + 23%  .....+ 23%

Total.....................................................  2,855

Total as % of net sales ..................................     59%




Consolidated Financial Statements of Schering AG

Report by the Executive Board


The Executive Board of Schering AG is responsible for the preparation of the Consolidated Financial Statements as well as for the information contained in the Management Report on Schering AG and the Schering AG Group. The Consolidated Financial Statements 2001 were prepared in accordance with the International Accounting Standards (IAS) established by the International Accounting Standards Board (IASB). The Consolidated Financial Statements also comply with EEC directive 83/349/EEC. The Management Report complies with the requirements of the German Commercial Code (HGB).
Uniform reporting throughout the Group, use of dependable software, selection and training of qualified staff, and regular reviews by Corporate Auditing ensure appropriate presentation of all business developments by the individual Group companies and, therefore, a reliable basis for the Consolidated Financial Statements and the Management Report of the Group.
A risk management system is in operation comprising a number of tried and tested internal control systems to ensure that the Executive Board can be informed of potential risks to our assets and shifts in the economic performance of Group companies at the earliest possible stage. This allows the Board to take appropriate countermeasures in good time. Pursuant to a resolution passed at the last Annual General Meeting, the Supervisory Board engaged BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftspruefungsgesellschaft, Berlin, and BDO International GmbH Wirtschaftspruefungsgesellschaft, Hamburg, as independent auditors to audit the Consolidated Financial Statements. The Audit Committee of the Supervisory Board will examine the Consolidated Financial Statements, the Management Report, and the Audit Report, as will the Supervisory Board at its meeting on the annual financial statements. Both these meetings will be attended by the independent auditors. The results of these reviews are described in the Supervisory Board's Report.



Berlin, Germany
February 19, 2002
Schering Aktiengesellschaft

Executive Board
Erlen	    Pohle
Koestlin    Lingnau    Stock


Report of Independent Accountants


We have audited the consolidated balance sheets of Schering Aktiengesellschaft (Schering AG) as of December 31, 2001, the consolidated statements of income, cash flows and changes in shareholders' equity for the period ended December 31, 2001, and the notes to the Consolidated Financial Statements. These Consolidated Financial Statements are the responsibility of the Company's Executive Board. Our responsibility is to express an opinion based on our audit as to whether these Consolidated Financial Statements comply with International Accounting Standards (IAS).

We conducted our audit in accordance with International Standards on Auditing (ISA) issued by the International Federation of Accountants and auditing standards generally accepted in the United States (US GAAS). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of Schering AG as of December 31, 2001 and the consolidated results of its operations and its cash flows for the period ended December 31, 2001 in accordance with IAS. Application of accounting principles generally accepted in the United States would have affected shareholders' equity as of December 31, 2001 and net income for the period ended December 31, 2001 to the extent summarized in notes (35) and (36) to the Consolidated Financial Statements.

Our audit, which also covered the Group's Management Report for the period ended December 31, 2001 prepared by the Company's Executive Board did not lead to any objections. In our opinion, the Group's Management Report is consistent with the Group's position overall and presents a fair picture of risks in future development.

We also confirm that the Consolidated Financial Statements and the Group's Management Report for the period ended December 31, 2001 meet the requirements for an exemption from the obligation to prepare Consolidated Financial Statements and a Group Management Report under German Law.



Berlin, Germany
February 25, 2002

BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftspruefungsgesellschaft
Dyckerhoff	        Schulz
Wirtschaftspruefer	Wirtschaftspruefer

BDO International GmbH
Wirtschaftspruefungsgesellschaft
Dyckerhoff	        Braasch
Wirtschaftspruefer	Wirtschaftspruefer


Consolidated Financial Statements


Consolidated Income Statements


                                                                Notes   2001      2000

                                                                        EURm      EURm



Net sales............................................                  4,842     4,493
Cost of sales........................................                - 1,215   - 1,089

                                                                       ------    ------
Gross profit.........................................                  3,627     3,404

Marketing and selling costs..........................                - 1,601   - 1,498
Engineering and administration costs.................            (6) -   525   -   456


Research and development costs.......................                -   864   -   811

Other operating income...............................            (7)     348       300
Other operating expenses.............................            (8)  -  317   -   299
                                                                       ------    ------
Operating profit.....................................                    668       640

Financial result.....................................            (9)      30    -    5
                                                                       ------    ------

Profit on ordinary activities........................                    698       635
Taxes on profit......................................           (10)  -  270    -  290

                                                                       ------    ------
Income before minority interests.....................                    428       345

Minority interests in profits........................                 -   12    -   10
                                                                       ------    ------
Minority interests in losses........................                       2        1

Net income...........................................                    418       336
                                                                       ------    ------
                                                                       ------    ------


EARNINGS PER SHARE (basic;in EUR)......................           (11)    2.11      1.70

                                                                       ------    ------
                                                                       ------    ------
EARNINGS PER SHARE (diluted;in EUR)*....................          (11)    2.10      1.68

                                                                       ------    ------
                                                                       ------    ------



*Diluted by stock options issued as part of Long-Term Incentive Plans for employees


Consolidated Balance Sheets


                                                             See          Dec.31, 2001  Dec.31, 2000
                                                            Notes           2001          2000
                                                                            EURm         EURm
ASSETS

Intangible assets........................................... (13)            654           501
Property, plant and equipment............................... (14)          1,260         1,201
Invetsments in associates...................................                 556           437
Other financial assets......................................                 110           106
Financial assets............................................ (15)            666           543
                                                                          -------       -------
Fixed assets................................................               2,580         2,245

                                                                          -------       -------
Inventories................................................. (16)            881           779
Trade receivables........................................... (17)          1,067           987

Other receivables and other assets.......................... (18)            440           543
Receivables and other assets................................               1,507         1,530
Marketable securities....................................... (19)            103           378

Cash and cash equivalents...................................                 192           274
                                                                          -------       -------
Other non-current and current assets........................               2,683         2,961

                                                                          -------       -------
.............................................................               5,263         5,206

                                                                          -------       -------

EQUITY AND LIABILITIES

Issued capital*.............................................                 198           198

Share premium account.......................................                 330           330
                                                                          -------       -------
Paid-up capital ............................................ (20)            528           528

Retained earnings........................................... (21)          2,028         1,769
                                                                          -------       -------
Shareholders' equity........................................               2,556         2,297
                                                                          -------       -------
Minority interests..........................................                  15            92

                                                                          -------       -------
Provisions for pensions and similar obligations............. (22)          1,035         1,278

Other provisions............................................ (23)            757           722
                                                                          -------       -------
Provisions..................................................               1,792         2,000

                                                                          -------       -------
Liabilities to banks........................................                 233           234

Other liabilities...........................................                 667           583
                                                                          -------       -------
Liabilities................................................. (24)            900           817

                                                                          -------       -------

.............................................................               5,263         5,206
                                                                          -------       -------
                                                                          -------       -------

*Conditionally authorized capital: EUR17m

Consolidated Cash Flow Statements

                                                       See Notes        2001       2000

                                                                        EURm       EURm




Income before minority interests..................                       428        345

Depreciation of fixed assets......................                       286        239
Increase in long-term provisions..................                        61         45
Other non-cash expenses and income................                     - 109         47

Result from disposal of fixed assets..............                     -  13      -  31
                                                                        -----      -----

Cash flows before working capital changes.........                       653        645
Change in inventories and receivables.............                     -  72      - 231
Change in liabilities and provisions
(other than long-term)............................                        89         51
                                                                        -----      -----

Cash flows from operating activities..............         (27)          670        465
                                                                        -----      -----
Purchase of fixed assets..........................                     - 388      - 292

Proceeds from sale of fixed assets................                        42         82
Purchase and sale of marketable securities........                       300        190

Cash flow on acquisition of business net of cash
acquired..........................................                     - 171      -  99
                                                                        -----      -----

Cash flows used in investing activities...........         (28)        - 217      - 119
                                                                        -----      -----

Dividends paid....................................                     - 198      - 165

Change in financial liabilities....................                    -  17      -   7
Funding of "Schering Pension Trust"................                    - 300        --

                                                                        -----      -----
Cash flows used in financing activities...........                     - 535      - 172

                                                                        -----      -----
Net change in cash and cash equivalents...........                     -  82        174

Effect of exchange-rate movements on cash and
cash equivalents..................................                         0      -   2
Cash and cash equivalents at January 1............                       274        102

                                                                        -----      -----
Cash and cash equivalents at December 31..........         (26)          192        274
                                                                        -----      -----
                                                                        -----      -----


Consolidated Statements of Changes in Shareholders' Equity


                                     Paid-up capital
                                      of Schering AG           Retained earnings			 Total equity
                                                                   Accumulated other comprehensive income
						Share      Other     Currency    Derivative    Available-
                                     Issued   premium   retained  translation       hedging      for-sale
                                    capital   account   earnings*  adjustment   instruments    securities

                                                              EUR million{(1)}
December 31, 1999..................   172        356        1,504        66         --                --       2,098
Dividend payment ................      --         --       -  165        --         --                --      -  165
increase in legal capital........      26      -  26           --        --         --                --           0
Net income.......................      --         --          336        --         --                --         336
Translation adjustments..........      --         --           --        28         --                --          28
                                     ------    ------       ------     ------     ------           ------      -----
December 31, 2000................     198        330        1,675        94         --                --       2,297
First-time application of IAS 39..     --         --           --        --          7                89          96
Changes in fair value........          --         --           --        --       -  2              - 59       -  61
Realized gains...................      --         --           --        --       -  1              -  2       -   3
Translation adjustments..........      --         --           --         7         --                --           7
                                     ------    ------       ------     ------     ------           ------      -----
Other
comprehensive income.............      --         --           --         7          4                28          39
Net income.......................      --         --          418        --         --                --         418
Dividend payment.................      --         --        - 198        --         --                --        -198
                                     ------    ------       ------     ------     ------           ------      -----
December 31, 2001................     198        330        1,895       101          4                28       2,556



*incl.reserve for own shares (figures for previous years adjusted) December 31, 1999:2
December 31, 2000:5




-------------------------------------------------------

Notes to the Consolidated Financial Statements for 2001
-------------------------------------------------------

(1) General principles
The Consolidated Financial Statements of Schering Aktiengesellschaft (Schering AG) have been prepared in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Board
(IASB). New standards established by the IASB are adopted at the required adoption date. As of January 1, 2001, we adopted IAS 39 "Financial
Instruments: Recognition and Measurement". According to this Standard, financial instruments are generally accounted for at fair value. The adoption of IAS 39 had no material effect on our net income. The effects on disclosure are described in note (4) under Financial assets, Marketable securities and Derivative financial instruments.

IAS 40 "Investment Property" introduces a fair-value accounting model for investment property held to earn rentals or for capital appreciation or both. The adoption of this standard as of January 1, 2001, did not change our previous valuation and accounting policies, as we opted for the cost-model alternative. Material deviations from the German Commercial Code result from the fair-value accounting of financial instruments, from the recognition of internally generated software and from the transfer of plan assets and pension obligations into a pension trust.

(2) Companies included in the Consolidated Financial Statements
The Consolidated Financial Statements include, in addition to Schering AG, all companies in which Schering AG controls a majority of the members' voting rights (collectively the Schering AG Group or the Group).

There are 33 domestic companies and 104 foreign companies included in the Consolidated Financial Statements. 11 companies were consolidated for the first time in 2001. We increased our interest in the French radio-pharmaceutical company CIS bio international from 60% to 100% and our interest in the Jenapharm Group from 74.9% to 100%. Two special funds were transferred in December 2001 to the newly founded Schering Altersversorgung Treuhand Verein ("Schering Pension Trust"). The realization of fair values increased net income by EUR8m net of tax.

We reduced our 100% ownership interest in metaGen Pharmaceuticals GmbH to 43% by admission of further shareholders, resulting in a profit of EUR19m. Five companies are no longer consolidated because of mergers; the effect is not material and comparability with the previous years is not affected.

Joint ventures are consolidated proportionately. Associated companies - investments where we have the ability to exercise significant influence - are accounted for using the equity method.

The principal companies included in the Consolidated Financial Statements are listed in note (32). The complete list of Group owner-ship interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin.

The companies Jenapharm GmbH&Co. KG and Schering GmbH und Co. Produktions KG, which are included in the Consolidated Financial Statements of Schering AG, are permitted to prepare their financial statements without providing notes to the financial statements and a management report.

Notes to the Consolidated Financial Statements for 2001


(3) Consolidation principles
Investments in subsidiaries are consolidated by offsetting the Group's acquisition costs against its portion of shareholders' equity at the date of acquisition or first-time consolidation. Differences between acquisition costs and shareholders' equity are allocated to identifiable assets and liabilities. Any excess of the acquisition costs over the fair value of net assets acquired is capitalized as goodwill. Any excess of the fair values of net assets over acquisition costs is - after deducting the fair values of intangible assets - recognized as negative goodwill and offset against other goodwills. Differences in respect of investments in joint ventures and associates are calculated using the same principles; where appropriate, the financial statements of joint ventures and associates are conformed to the Group's valuation and accounting policies set out below.

Inter-company profits and losses, sales, income and expenses, receivables and liabilities between companies included in the Consolidated Financial Statements are eliminated. Inter-company profits with joint ventures and associated companies are eliminated to the extent of our ownership interest.

(4) Valuation and accounting policies
Intangible assets
Goodwill is capitalized and amortized on a straight-line basis over periods of up to 15 years. In determining the economic useful life of goodwill, the Group considers contractual obligations, the period in which synergies are expected to be realized, and the strategic importance of the acquisition. Amortization of goodwill is included in Other operating expenses. Negative goodwill arising on acquisitions is recognized as income on a systematic basis over the remaining weighted average useful life of the acquired depreciable/amortizable assets under Other operating income. Other intangible assets are valued at acquisition cost, internally generated software at production cost, less accumulated straight-line amortization. Other intangible assets generally have a useful life of 4 to 8 years unless a different period is indicated (e.g. periods based on the life of a patent). Amortization of intangible assets other than goodwill is included in the expenses of the respective consuming functions.

Property, plant and equipment
Property, plant and equipment are valued at cost less accumulated depreciation based on normal wear and tear. The production cost of self-manufactured assets includes, in addition to direct costs, an allocation of production overhead and depreciation. Grants by third parties reduce the purchase price or production cost. Interest on third-party borrowings is not included in production costs. Repair costs are expensed as incurred. Buildings are depreciated on a straight-line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Assets used for the production of active ingredients and intermediate products are depreciated using an accelerated method due to the specialized nature of equipment and associated business risks. Fully depreciated assets are retained in tangible fixed assets and depreciation accounts until they are removed

Notes to the Consolidated Financial Statements for 2001

from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement.

Impairment of Intangible assets and Property, plant and equipment
If the carrying amount of a tangible or intangible asset calculated in accordance with these principles exceeds the recoverable amount, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use determined by the present value of estimated future cash flows. Impairment reviews are made every year for assets or groups of assets affected by events and circumstances which warrant such a review. If reasons for the impairment charge no longer exist, it is reversed into income.

Financial assets
Investments and long-term securities are accounted for at fair value, if available. Unrealized gains and losses resulting from changes in fair values are excluded from earnings and are recognized net of deferred taxes as a separate component in equity. Changes in fair values are realized in income if the financial asset is disposed of or if it is determined to be impaired. Prior to January 1, 2001, financial assets were accounted for at amortized acquisition costs; the difference between fair values, adjusted for deferred taxes, and amortized acquisition costs existing as at December 31, 2000, was recognized at January 1, 2001, in equity. Investments in associates are accounted for using the equity method, and therefore are valued at cost plus or minus amortization of goodwill, profit distributions, and the retained profits or losses of the company concerned. Our share in Other comprehensive income is considered proportionately. Loans are valued at amortized costs; interest-free loans and loans at below-market interest rates are shown at their discounted cash value.

Inventories
Inventories are valued at the lower of purchase/production cost and net realizable value. Inventory costs are determined using the weighted average cost method. Production costs include direct costs, factory overheads and depreciation. In addition, cost of sales includes expenses relating to unutilized capacity. Allowances are provided for slow moving and obsolete inventory.

Accounts receivable and bills of exchange
Accounts receivable and bills of exchange are reflected net of an allowance for doubtful accounts.

Marketable securities
Marketable securities are valued by using the same principles applicable to the valuation of long-term securities.

Provisions for defined benefit pension plans
Provisions for defined benefit pension plans are calculated using the projected unit credit method, which considers future increases in salaries and pensions. The current service cost arises from the change in the provision for projected benefits. If they exceed 10% of the obligation, actuarial gains and losses are deferred and recognized over the expected remaining service period of the employees participating in those plans.

The defined benefit obligation for German plans is based on Prof. Dr Klaus Heubeck's biometric calculation tables 1998.

Assumptions for defined benefit pension plans outside Germany are based on the respective local conditions.

The provision for pensions is determined by calculating the net of the projected benefit obligation and the fair value of plan assets ("Funded status") and considering unrecognized actuarial gains/losses.

                                       German Plans     Other Plans
                                       2001  2000       2001  2000
Assumptions
Discount rate........................  6.0%  6.5%       5.0%  5.5%
Increase in salaries.................  3.0%  3.0%       4.1%  4.5%
Increase in pensions.................  1.5%  1.5%       0.7%  0.7%
Expected return on
plan assets..........................  7.0%  n.a.       6.2%  6.3%


Notes to the Consolidated Financial Statements for 2001

Other provisions
Other provisions are recognized when it is probable that a liability has been incurred and a reasonable estimate of the amount can be made. Long-term provisions are reported at their discounted value.

Derivative financial instruments
Derivative financial instruments are measured at fair value, regardless of the purpose for holding them. Since January 1, 2001, deferred gains and losses, resulting from hedging of anticipated sales and expenses, are recognized directly in Retained earnings. Before January 1, 2001, these gains and losses were accounted for under Other receivables and other assets and Other provisions respectively.

Commitments and contingencies
Commitments and contingencies as of December 31, 2001, that have not been recognized in the balance sheet are described in note (30).

Other valuation policies
Income and expenses for the year are recognized on an accrual basis. Income from the sale of products, merchandise and services is recognized when delivery has taken place, transfer of risk has been completed, and the amount of future returns can be reasonably estimated.

Product returns are accepted as a matter of contract or as a matter of practice. In the reported periods, product returns were insignificant. Sales rebates and discounts as well as amounts collected on behalf of third parties, such as sales taxes and goods and service taxes, are excluded from net sales. Costs for research and development are charged to expenses as incurred.

Income taxes are deferred or accrued on temporary differences between the carrying amount of assets or liabilities in the balance sheet and their associated tax bases. Deferred taxes related to consolidation adjustments and tax loss carry forwards are calculated according to the same principle. Deferred taxes are based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

Preparation of the Consolidated Financial Statements in accordance with IAS requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Such estimates affect mainly provisions for inventory obsolescence, environmental and legal matters, and the probability of deferred tax assets being recovered against future taxable profits.

Notes to the Consolidated Financial Statements for 2001

(5) Currency translation
Foreign-currency balances included in the financial statements of individual Group companies are translated at the exchange rate on the balance-sheet date, unless hedged by forward transactions, in which case they are valued at the forward rate.

Translation of the financial statements of Group companies located outside the European Monetary Union is based on the appropriate functional currency. The functional currency of such companies is the relevant local currency, as these companies conduct their business independently in financial, economic and organizational respects. As a result, the assets and liabilities of these companies, as well as the Group's share of the equity of foreign associated companies, are translated at the exchange rate on the balance-sheet date. Income and expenses are translated at the average rate of exchange for the year. Goodwill arising on the acquisition of an entity located outside the European Monetary Union and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such entity are treated as assets and liabilities of that entity and translated at the exchange rate on the balance-sheet date. Exchange-rate differences are recognized directly in Retained earnings.

Currencies which are of particular importance to the Group have experienced the exchange-rate fluctuations shown below:


                                                 Balance-sheet rate (EUR)  Annual average rate (EUR)

                                                  2001   2000             2001   2000
1 US dollar.....................................   1.13   1.07            1.12   1.09

1 pound sterling................................   1.64   1.60            1.62   1.65
1 Brazilian real................................   0.49   0.55            0.48   0.59

100  yen........................................   0.87   0.94            0.92   1.01


Notes to the Consolidated Financial Statements for 2001

(B) Notes to the Consolidated Income Statements
(Values are expressed in millions of euros, abbreviated EURm, unless otherwise stated)

(6) Engineering and administration costs
Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not internally reallocated to production costs), training, and administration such as data processing, purchasing and accounting.


(7) Other operating income

                                                    2001    2000
                                                    EURm     EURm

Income from foreign exchange-rate hedges and
monetary transactions 	...........................  113     62
License and commission income......................   33     36

Income from providing services to third parties....   45     65
Income from reversal of provisions.................   25     47

Other .............................................  132     90
                                                    ----    ----
                                                     348    300
                                                    ----    ----
                                                    ----    ----


Income from providing services to third parties relates to fees from third parties for the supply of technical infrastructure as well as income from other services provided to third parties.

The related costs are included in Other operating expenses. The item Other includes a reimbursement of EUR22m relating to the settlement of a case of patent-infringement litigation.


(8) Other operating expenses


                                                 2001      2000
                                                 EURm      EURm

Expenses from foreign exchange-rate hedges and
monetary transactions ..........................  137       110
Amortization of goodwill........................   40        38
Costs of providing services
to third parties................................   38        62

Other ........................................... 102        89
                                                 ----      ----

                                                  317       299
                                                 ----      ----
                                                 ----      ----


Notes to the Consolidated Financial Statements for 2001

(9) Financial result



                                                                2001     2000
                                                                EURm     EURm
Net income from investments


Result from investments in associates                           84    -  57
Impairment of investments..................................   - 32        0
Income from disposal of investments........................     10       56
                                                               ----    ----
                                                                62    -   1





Interest result
Income from long-term securities and loans...................       2     2
Interest receivable and similar income.......................      36    40
Interest payable and similar charges.........................    -  7  - 15
                                                                 ----  ----

Net interest.................................................      31    27
Interest costs included in additions to provisions for pensions  - 76  - 73
                                                                 ----  ----

                                                                 - 45  - 46
                                                                 ----  ----

Other financial result
Depreciation on ioans and marketable securities..............    - 12  -  4

Other financial income.......................................      71    60
Other financial expenses.....................................    - 46  - 14
                                                                 ----  ----
                                                                   13    42
                                                                 ----  ----

Financial result.............................................      30  -  5
                                                                 ----  ----
                                                                 ----  ----

The Result from investments in associates includes a profit of EUR85m from our ownership interest in Aventis CropScience S.A., Lyon (2000: loss of EUR59m). As of January 1, 2000, the agribusiness of Rhone-Poulenc and AgrEvo, a joint venture of Schering and Hoechst, have been contributed to Aventis CropScience. Schering AG Group received a 24% share in Aventis CropScience in exchange for the Group's 40% share in AgrEvo GmbH. The profit includes goodwill amortization of EUR24m (2000: EUR24m).

Other financial income and Other financial expenses include gains and losses from the sale of marketable securities and gains and losses from interest-rate derivative transactions. Other financial expenses include losses of EUR13m from exchange-rate fluctuation caused by the monetary crisis in Argentina.

(10) Taxes on profit
Income before taxes is as follows:

                         2001  2000

                         EURm  EURm

Domestic..............    336   314
Foreign...............    362   321
                         ----  ----
Total.................    698   635
                         ----  ----
                         ----  ----

The respective tax expenses are:


                        2001  2000
                        EURm  EURm

Domestic.............. -125  -156
Foreign............... -145  -134
                        ----  ----
Total................. -270  -290
                        ----  ----

Notes to the Consolidated Financial Statements for 2001
Compared to 2000, the statutory tax rate applicable to Schering AG declined to 39.1% (2000: 52.2%). The reconciliation of notional tax expenses based on the statutory tax rate to tax expenses at the effective tax rate is as follows:

                                                                    2001  2000

                                                                    E m   E m
Income before taxes...............................................   698    635

                                                                    ----   ----
Notional tax expenses (at the statutory rate applicable to
Schering AG)...................................................... - 273 -  331

Tax reduction relating to proposed dividend payments..............    --     42
                                                                    ----   ----
                                                                    - 273  -289
Tax effect of non-deductible expenses and tax-free receipts......   -  16  -  5

Tax relating to previous periods.................................   -  17     0

Tax effect of recognizing income from associates
net of tax.......................................................      33  - 30


Effects of lower tax rates abroad................................       3    49
Deferred tax expenses from applying reduced tax rates
reflecting German tax reform.....................................       0  - 15
                                                                     ---- -----
Tax expenses.....................................................   - 270 - 290

Tax rate ....................................................        38.7% 45.7%

Current tax expenses.............................................   - 332  -217

Deferred tax income/expenses.....................................      62  - 73
                                                                      ----  ----
Tax expenses.....................................................   - 270  -290
                                                                      ----  ----
                                                                      ----  ----

Due to the German tax reform, the proposed dividend payment of EUR164m for the 2001 fiscal year will reduce the tax liability for fiscal 2002 by EUR27m. Furthermore, unused tax credits may be used for at least two additional comparable dividend payments.

The utilization of tax loss carry forwards reduced tax expenses in 2001 by EUR4m (2000: EUR2m). Deferred tax assets of EUR9m were recognized at December 31, 2001, relating to tax loss carry forwards (December 31, 2000: EUR11m). At December 31, 2001, unrecognized tax loss carry forwards totaled EUR23m (December 31, 2000: EUR34m). Of these amounts, EUR3m has no expiration date, while the remainder will expire within five years.

Notes to the Consolidated Financial Statements for 2001

The deferred tax assets and liabilities relate to the following balance-sheet items:


                                                                    2001               2000
                                                      Assets Liabilities  Assets Liabilities
                                                      EURm        EURm       EURm        EURm

Property, plant and equipment and Intangible assets     7           94         2           94

Inventories..................................          33         - 43        13         - 39
Provisions for pensions......................          21         - 19        21         - 26
Other provisions.............................          49         - 21        41         - 33

Other ........................................         54           38        43           54
                                                     ----         ----      ----         ----

                                                      164           49       120           50
                                                     ----      -------      -----         -----
                                                     ----      -------      -----         -----


The item Other includes deferred tax assets relating to tax loss carry forwards. Furthermore, it includes deferred tax liabilities of EUR14m which relate to items credited directly to equity; thereof, EUR11m was offset against deferred tax assets.

Deferred taxes on property, plant and equipment relate principally to lower tax bases resulting from special tax allowances for assets in certain regions of Germany. Deferred tax liabilities were not established for withholding tax on retained earnings of foreign subsidiaries because management considers such amounts to be permanently reinvested. Retained earnings of subsidiaries in countries where a withholding tax would be levied in the event of dividend payments totaled EUR645m. If such earnings were distributed, withholding tax of EUR38m would be due based on tax rates in effect at the balance-sheet date.

Notes to the Consolidated Financial Statements for 2001

(11) Earnings per share
Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding.

                                    2001         2000

Net income (EURm)..............          418           336
Weighted average number
of shares outstanding..........  198,000,000   198,000,000
Basic earnings per share (EUR)...     	  .2.11          1.70

                                -----------   -----------

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted for all potential dilutive shares. The Group's stock option plans represent a potential dilution in the earnings per share.

The plans grant Schering AG share options to management in leading positions. Whether the options can be exercised depends on certain performance criteria relating to the Schering share price which are laid down in the stock option plans [see note (34)].

                                               2001           2000

Net income (EUR)..........................         418            336
Weighted average number

of shares outstanding..................... 198,000,000    198,000,000
Adjustment for potential dilutive shares..     926,418      1,586,700
                                           -----------    -----------

Weighted average number of shares
(including potential dilutive shares)..... 198,926,418    199,586,700

Diluted earnings per share (EUR).............        2.10           1.68

                                           -----------    -----------
                                           -----------    -----------

The terms of the stock option plans reserve Schering AG the right to settle claims relating to the exercise of option rights in the form of cash payments instead of issuing shares.


(12) Personnel costs/employees



                                            2001    2000
Personnel costs (EURm)

Wages and salaries.......................    1,240   1,149
Social security and social levies........      221     209
                                            ------  ------
                                             1,461   1,358
Pensions.................................       70      64
                                            ------  ------
                                             1,531   1,422
                                            ------  ------
                                            ------  ------
Number of employees (annual average)
Production...............................    8,564   8,056
Marketing and selling....................    8,404   7,848
Research and development.................    4,302   4,171
Engineering and administration...........    3,786   3,645
                                            ------  ------
                                            25,056  23,720
                                            ------  ------
                                            ------  ------

Notes to the Consolidated Financial Statements for 2001


(C) Notes to the Consolidated Balance Sheets
(Values are expressed in millions of euros, abbreviated EURm, unless otherwise stated)

(13)
Intangible assets




                                                               Patents,
                                                               licenses,
                                                               trademarks
                                                   Internally    and
                                                   generated   similar           Negative
                                                   software    assets   Goodwill goodwill Total
                                                       EURm      EURm     EURm     EURm   EURm

Cost
January 1, 2000....................................    --          115     506      --    621

Change in consolidated companies...................    --           40       8      --     48
Additions..........................................    13           58       4    - 13     62

Disposals..........................................    --          - 5      --      --    - 5
Translation adjustments............................     0            0       7      --      7
                                                     ------     -------   -------  ----  -----

December 31, 2000..................................    13          208     525    - 13    733
Change in consolidated companies...................    --           37    -  1      --     36

Additions..........................................    20          125      63    - 14    194
Disposals..........................................   - 2         -  8      --      --   - 10
Transfers..........................................     1            1    -  2      --      0
Translation adjustments............................   - 1            2       6      --      7

                                                     ------     -------   -------  ----  -----
December 31, 2001..................................    31          365     591    - 27    960

                                                     ------     -------   -------  ----  -----
                                                     ------     -------   -------  ----  -----

Accumulated depreciation and reversals

January 1, 2000....................................    --           55      112     --    167
Change in consolidated companies...................    --            5        4     --      9
Additions..........................................     0           23       38     - 1    60
Disposals..........................................    --          - 4       --     --   -  4
Translation adjustments............................    --            0        0     --      0

                                                     ------     -------   -------  ----  -----
December 31, 2000..................................     0           79      154     - 1   232

Change in consolidated companies...................    --            0       --      --     0
Additions..........................................     2           39       40     - 3    78
Disposals..........................................     0          - 5       --      --  -  5
Transfers..........................................    --            0        0      --     0

Translation adjustments............................     0            1        0      --     1
                                                     ------     -------   -------  ----  -----

December 31, 2001..................................     2          114      194    -  4   306
                                                     ------     -------   -------  ----  -----
                                                     ------     -------   -------  ----  -----

Book values as at December 31, 2000................    13          129      371     - 12   501

Book values as at December 31, 2001................    29          251      397     - 23   654



Additions to patents, licenses, trademarks and similar assets in 2001 mainly relate to the purchase of the rights in Refludan(R) from Aventis S.A. Acquired rights resulting from the acquisition of the remaining 25.1% interest in the Jenapharm Group are reported under Change in consolidated companies.

Additions to goodwill relate primarily to the acquisition of the remaining 25.1% interest in the Jenapharm Group. The increase in negative goodwill results from the acquisition of the remaining 40% interest in the French radiopharmaceutical company CIS bio international.

Notes to the Consolidated Financial Statements for 2001

(14) Property, plant and equipment



                                                                                             Construction
                                                                 Machinery and Other factory in progress
                                                       Land and  technical    and office     and advance
                                                      buildings  equipment    equipment      payments    Total

                                                          EURm      EURm         EURm           EURm     EURm
Cost

January 1, 2000.......................................   1,307        1,157          676          39    3,179
Change in consolidated companies......................      76           87           21           1      185

Additions.............................................      14           28           72          70      184
Disposals.............................................     -14          -34          -55         - 1    - 104
Transfers.............................................      18           13           15         -46        0

Translation adjustments...............................       8            2            6           1       17
                                                        -------      -------      -------      ------   ------

December 31, 2000.....................................   1,409        1,253          735          64    3,461

Change in consolidated companies......................      39        -   2         -  2           0       35
Additions.............................................      21           53           78          77      229
Disposals.............................................    - 28        -  45         - 56        -  3    - 132
Transfers.............................................      16           15           20        - 51        0
Translation adjustments...............................    -  2            0            2        -  1     -  1
                                                        -------      -------      -------      ------   ------
December 31, 2001.....................................   1,455        1,274          777          86    3,592
                                                        -------      -------      -------      ------   ------
                                                        -------      -------      -------      ------   ------
Accumulated depreciation
January 1, 2000.......................................     638          920          498          --    2,056

Change in consolidated companies......................      32           68           16          --      116
Additions.............................................      42           62           74          --      178
Disposals.............................................    - 11        -  33         - 51          --    -  95
Reversal of impairments...............................    -  2        -   1           --          --    -   3
Transfers.............................................      --           --           --          --        0
Translation adjustments...............................       2            1            5          --        8

                                                        -------      -------      -------      ------   ------
December 31, 2000.....................................     701        1,017          542          --    2,260
Change in consolidated companies......................       7        -   1         -  2          --        4

Additions.............................................      47           54           75          --      176
Disposals.............................................    - 14        -  39         - 51          --    - 104
Reversal of impairments...............................    -  2        -   1            0          --    -   3
Transfers.............................................       0            0            0          --        0
Translation adjustments...............................    -  3            0            2          --    -   1

                                                        -------      -------      -------      ------   ------
December 31, 2001.....................................     736        1,030          566          --    2,332

Book values as at December 31, 2000...................     708          236          193          64    1,201

Book values as at December 31, 2001...................     719          244          211          86    1,260
                                                        -------      -------      -------      ------   ------
                                                        -------      -------      -------      ------   ------

Additions to Property, plant and equipment rose by 24% to EUR229m in 2001. 54% of this expenditure related to Germany, 17% to other countries of the European Union, 12% to the USA, and 3% to Japan.

20% of capital expenditure was related to research and development, and 56% to production, quality assurance and environmental protection. 24% was allocated to marketing and selling and other functions.


Notes to the Consolidated Financial Statements for 2001

(15) Financial assets




                                                    Investments     Other    Long-term    Sundry
                                                    in associates investments securities   loans  Total
                                                         EURm         EURm       EURm      EURm   EURm
Cost

January 1, 2000....................................         558         66         2        47     673
Change in consolidated companies...................          --          2        --         2       4
Additions..........................................           5         29         0         4      38
Disposals..........................................        -  5        -23        --      - 10   -  38
Translation adjustments............................           8          5         0         1      14
                                                         -------      -----      ----      ----   -----
December 31, 2000..................................         566         79         2        44     691
Change in consolidated companies...................          --          0        --        --       0
Additions..........................................          27          2         2         7      38
Disposals..........................................        -  5          0       - 1      - 10   -  16
Changes in fair value..............................           8         30        --         0      38
Translation adjustments............................           5          4        --         0       9
                                                         -------      -----      ----      ----   -----
December 31, 2001..................................         601        115         3        41     760
                                                         -------      -----      ----      ----   -----
                                                         -------      -----      ----      ----   -----


Accumulated depreciation

January 1, 2000....................................          67         14         0        11      92
Change in consolidated companies...................          --         --        --        --      --
Additions..........................................          62         --        --         1      63
Disposals..........................................          --        - 7        --       - 2    -  9
Translation adjustments............................          --          2        --         0       2
                                                         -------      -----      ----      ----   -----
December 31, 2000..................................         129          9         0        10     148
Change in consolidated companies...................          --         --        --        --      --
Additions..........................................           1         32        --         0      33
Disposals..........................................          --         --         0       - 2    -  2
Reversal of impairments............................        - 85         --        --       - 1    - 86
Translation adjustments............................          --          1        --         0       1

                                                         -------      -----      ----      ----   -----
December 31, 2001..................................          45         42         0         7      94
                                                         -------      -----      ----      ----   -----

                                                         -------      -----      ----      ----   -----
Book values as at December 31, 2000................         437         70         2        34     543

Book values as at December 31, 2001................         556         73         3        34     666



Additions to Investments in associates in 2001, relate to our 43% investment in metaGen Pharmaceuticals GmbH amounting to EUR19m; in 2000, our interest in metaGen Pharmaceuticals GmbH had been 100%. Reversal of impairments comprises our share in the profit of Aventis CropScience. In 2000, our share in the loss of Aventis CropScience amounting to EUR59m was included in Additions to Accumulated depreciation.


Accounting for marketable investments at fair value resulted in unrealized gains amounting to EUR30m before taxes, which were recognized directly in Other comprehensive income after accounting for deferred taxes. Other investments which were considered to be impaired resulted in impairment charges of EUR32m. Disposals of investments in associates relate to dividend payments.

Sundry loans include EUR29m (December 31, 2000: EUR30m) in loans to employees.




Development of book
values of investments       Aventis      Other
in associates               CropScience  associated
                                         companies   Total
                               EURm         EURm       EURm
January 1, 2000..........         466         25       491
Profit/loss shares*.....         - 59          2      - 57
Dividend payments........           0        - 5      -  5
Translation adjustments..           7          1         8
                                ------     ------     ------
December 31, 2000........         414         23       437
Profit/loss shares*.....           85        - 1        84
Dividend payments........           0        - 5      -  5
Additions................           0         27        27
Changes in fair value....           8          0         8
Translation adjustments..           5          0         5
                                ------     ------     ------
December 31, 2001........         512         44       556
                                ------     ------     ------
                                ------     ------     ------


*after deduction of goodwill amortization


Notes to the Consolidated Financial Statements for 2001

(16) Inventories


                                         2001       2000

                                          EURm      EURm

Raw materials and supplies...........     183        154
Work in process......................     362        316
Finished goods and goods for resale..     331        307

Payments on account..................       5          2
                                        ------     ------
                                          881        779
                                        ------     ------
                                        ------     ------


Inventories at December 31, 2001, include EUR32m carried at net realizable values that are lower than their purchase or production costs (December 31, 2000: EUR28m).

(17) Trade receivables
Trade receivables at December 31, 2001, include EUR14m with a remaining term of more than one year (December 31, 2000: EUR14m).

Allowances for doubtful accounts on trade receivables as of December 31, 2001, were EUR24m (December 31, 2000: EUR28m).

(18) Other receivables and other assets



                                                              2001      2000

                                                             EURm       EURm
Loans to companies, in which an equity interest is held....      2       7

Current tax assets.........................................     71     166
Deferred tax assets........................................    164     120

Sundry assets..............................................    203     250
                                                             ------   ------
                                                               440     543
                                                             ------   ------
                                                             ------   ------


Other receivables and other assets include EUR150m with a remaining term of more than one year (December 31, 2000: EUR130m).


(19) Marketable securities
As of January 1, 2001, marketable securities are accounted for at fair value. Fair values as of December 31, 2001, included unrealized gains of EUR3m. As of December 31, 2000, fair values of marketable securities amounted to EUR441m. In December 2001, securities with a fair value of EUR250m were transferred to the Schering Pension Trust, thereby realizing a gain of EUR35m.

As of December 31, 2001, no treasury shares were held. The 170,000 treasury shares held as of December 31, 2000, were sold to employees at a price of EUR26.50 per share in 2001.


Notes to the Consolidated Financial Statements for 2001

(20) Paid-up capital of Schering AG
Issued capital amounts to EUR198m and is divided into 198,000,000 shares, so that each share represents EUR1.00 worth of issued capital.

The Executive Board is authorized to purchase treasury shares until September 30, 2002, for purposes codified in paragraph 71 section 1 No. 8 of the German Stock Corporation Act (Aktiengesetz). In total, up to EUR15,000,000 of issued capital may be acquired under this authorization.

In 2001 and 2000, no treasury shares were repurchased for the purpose of redemption.

Furthermore, the Executive Board is authorized until April 26, 2004, to increase issued capital with the approval of the Supervisory Board on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in issued capital does not exceed a total amount of EUR85,000,000 and that the shareholders are given the right to subscribe. With the agreement of the Supervisory Board, however, the Executive Board is authorized to issue shares without giving the shareholders the right to subscribe:

(a)if the capital increase from cash proceeds does not exceed a total amount of EUR15,000,000 and the issue price of the new shares is not substantially below the stock exchange price for the shares at the time the issue price is determined by the Executive Board; or
(b)if the capital increase is effected for the issue of employee shares; or
(c)if the capital increase is effected for non-cash consideration; or
(d)to the extent necessary to allow holders of convertible bonds or option debenture bonds of Schering AG to subscribe to the new shares.

The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or option debenture bonds on one or on several occasions in the period up to April 26, 2004. The total nominal value of such bond issues is not to exceed EUR300,000,000. Convertible or debenture options on Schering AG shares may be issued up to a total of EUR11,538,462 of issued capital. Accordingly, the issued capital of Schering AG may be increased by up to EUR11,538,462 through the issue of up to 11,538,462 shares. This conditional increase in issued capital is solely for the exercise of convertible bonds and option debenture bonds.

The Executive Board is also authorized to establish a stock option plan in the period up to September 30, 2003, thereby granting options to a maximum of 5,000,000 shares. The issued capital of Schering AG may be increased by up to EUR5,000,000 for this purpose. This conditional increase in issued capital will only be realized to the extent that entitled participants exercise their option rights and claims are not settled by the transfer of treasury shares or cash payments.

Notes to the Consolidated Financial Statements for 2001

(21) Retained earnings
Retained earnings comprises Other retained earnings and Accumulated other comprehensive income. As a consequence of the first-time application of IAS 39 as of January 1, 2001, we recognized EUR89m net of tax (before taxes:
EUR119m) from accounting of securities and investments at fair value directly in Other comprehensive income. Also, EUR7m net of tax (before taxes: EUR11m) from accounting of hedging instruments at fair value were recognized directly in Other comprehensive income.

The Executive Board will propose to the Annual General Meeting a dividend of EUR0.83 per share (totaling EUR164m).

(22) Provisions for pensions and similar obligations


                                                                        2001           2000
                                                                        EURm            EURm

Provisions for retirement benefit plans in Germany, unfunded.....        911           1,153
Provisions for retirement benefit obligations outside Germany....         72              71

Provisions for similar obligations...............................         52              54
                                                                      -------         -------
                                                                       1,035           1,278
                                                                      -------         -------
                                                                      -------         -------


Pension benefits in Germany are primarily determined by years of service and average remuneration in the last five years before retirement.

In December 2001, Schering AG founded the Schering Pension Trust to provide and ensure future pension benefit payments which relate to defined benefit pension plans of Schering AG and its subsidiaries. For this purpose EUR300m were transferred to the trust, reducing the recognized pension liability accordingly. Defined benefit plans of foreign subsidiaries, which are primarily service related, are generally funded.

In calculating the net periodic pension costs for these plans we consider planned service costs and expected return on plan assets. Changes in the projected benefit obligation (PBO) and the fair value of plan assets were as follows:

Notes to the Consolidated Financial Statements for 2001

                                                        German plans Other plans

                                                         2001  2000  2001  2000
                                                         EURm  EURm  EURm  EURm

Change in projected benefit obligation
PBO at beginning of the year...........................1,158  1,132   282   231

Service costs..........................................   26     23    21    19
Interest costs.........................................   75     73    16    15

Actuarial gains(-) and losses(+).......................   88  -  26    17  - 16
Benefits paid.......................................... - 49  -  46  - 15  - 11
Transfer of obligations................................    5      1    --  -  1

Change in consolidated companies.......................   --      1    --    45
Translation adjustments................................   --     --  -  6     0
                                                       ------ ------ ----- -----
PBO at end of year.....................................1,303  1,158   315   282
                                                       ------ ------ ----- -----

Change in plan assets
Fair value of plan assets at beginning of the year.....   --     --   215   175
Actual return on plan assets...........................    4     --  - 11     4

employer contribution..................................  300     --    22    14
Contributions by plan participants.....................   --     --     1     1

Benefits paid..........................................   --     --  - 12  - 10
Change in consolidated companies.......................   --     --    --    32
Translation adjustments................................   --     --  -  5  -  1
                                                       ------ ------ ----- -----
Fair value of plan assets at end of year...............  304     --   210   215
                                                       ------ ------ ----- -----
                                                       ------ ------ ----- -----
Funded status..........................................  999  1,158   105    67

Unrecognized actuarial gains...........................   --     --     3     9
Unrecognized actuarial losses.......................... - 88   -  5  - 36  -  5
                                                       ------ ------ ----- -----
Provisions for pensions................................  911  1,153    72    71
                                                       ------ ------ ----- -----



Pension expenses for unfunded plans include both compensation costs, which are classified in operating expenses and interest, which is classified as a component of Interest result. Net periodic pension costs of defined benefit plans and total pension costs are as follows:

Notes to the Consolidated Financial Statements for 2001

                                                                  2001  2000

                                                                  EURm   EURm
Service costs....................................................   47    42
Interest costs..................................................    91    88
Expected return on plan assets..................................  - 13  - 12

Amortization of unrecognized actuarial gains and losses..........    2     2
                                                                  ----- -----
Net periodic pension costs of defined benefit plans..............  127   120

Costs of defined contribution plans and other pension costs......   19    17
                                                                  ----- -----

Total pension costs..............................................  146   137

                                                                  ----- -----
                                                                  ----- -----




(23) Other provisions


                       January 1, 2001                              Change in               December 31, 2001
                                                                    consolidated  Translation
                       Current  Total    Additions    Use  Reversals companies    adjustments  Total  Current
2001

                          EURm    EURm      EURm    EURm    EURm      EURm         EURm      EURm     EURm
Provisions for
current tax...........     97      97       68     - 43    -  1       --           - 1       120     120
deferred tax..........     --      50       44     - 46      --       --             1        49      --
personnel costs.......    206     328      239    - 230    -  7       --             3       333     240
third-party claims....     34      62        5    -  21    -  2       --            --        44      15
environmental matters.     10      57       10    -  10    -  8       --             1        50      11
restructuring.........     --      --        7       --      --       --            --         7       5
other ................    127     128      117    -  86    -  7       --             2       154     145
                         -----   -----    -----   -----   ------     ----          ----     -----   -----
                          474     722      490    - 436   -  25       --             6       757     536
                         -----   ------   -----   -----   ------     ----          ----     -----   -----



                       January 1, 2000                              Change in               December 31, 2000
                                                                    consolidated Translation
                       Current  Total    Additions    Use  Reversals companies    adjustments  Total  Current
2000

                          EURm    EURm     EURm    EURm    EURm      EURm          EURm      EURm    EURm
Provisions for
current tax...........     99      99       96     - 78    - 21        1             0        97      97
deferred tax..........     --      16       36       --    -  3       --             1        50      --
personnel costs.......    158     231      273    - 184    -  2        8             2       328     206
third-party claims....     --      75        2    -   8    -  7        0             0        62      34
environmental matters.     --      36       13    -   8    -  1       16             1        57      10
restructuring.........     --      24       --    -  24      --       --            --        --      --
other ................    126     146      112    - 119    - 27       12             4       128     127
                         -----   -----    -----   -----   ------     ----          ----     -----   -----
                          383     627      532    - 421   -  61       37             8       722     474
                         -----   ------     ----  -----   ------     ----          ----     -----   -----


Provisions for personnel costs includes accrued salaries [vacation and holiday, bonuses, and bonus payments based on years of service (known as jubilee premiums)], as well as early retirement benefits. Provisions for third-party claims includes indemnities relating to the sale of business activities and expected costs in the event of patent-infringement litigation. Provisions for environmental matters includes asbestos clean-up as well as various other clean-up obligations in Germany, France and the United States.

Notes to the Consolidated Financial Statements for 2001

(24) Liabilities


                                                      2001  2001     2000   2000

                                                    Current Total   Current Total
                                                      EURm   EURm     EURm   EURm

Liabilities to banks...............................   188    233      217    234
Trade payables.....................................   384    388      335    338
Taxes payable......................................    61     61       62     62
Social security costs payable......................    31     31       27     27
Payables to employees..............................    30     42       18     35
Other liabilities*.................................   133    145      114    121
                                                     -----  -----    -----  -----
                                                      827    900      773    817

                                                     -----  -----    -----  -----
                                                     -----  -----    -----  -----
* figures for 2000 adjusted


(25) Total amount of collateralized loans
The total amount of collateralized loans as of December 31, 2001 (all collateralized by mortgages), was EUR52m (December 31, 2000: EUR51m).

Notes to the Consolidated Financial Statements for 2001

(D) Notes to the Consolidated Cash Flow Statements
(Values are expressed in millions of euros, abbreviated EURm, unless otherwise stated)

(26) Cash and cash equivalents
Cash and cash equivalents includes cash at banks and cash on hand.

(27) Cash flows from operating activities
Cash flows from operating activities includes interest received of EUR37m (2000: EUR55m) and interest paid of EUR6m (2000: EUR16m). Payments of income taxes amounted to EUR214m (2000: EUR330m). Other non-cash expenses and income includes our share of the profit from Aventis CropScience of EUR85m (in 2000: loss of EUR59m).

(28) Cash flows used in investing activities
Purchase and sale of marketable securities comprises purchases of EUR79m
(2000: EUR203m) and sales of securities of EUR379m (2000: EUR393m). The latter include the transfer of securities with a fair value of EUR250m to the Schering Pension Trust.

Cash flow on acquisition of business net of cash acquired in 2001 essentially relates to the acquisition of the remaining 25.1% interest in the Jenapharm Group and the remaining 40% interest in the French radiopharmaceuticals company CIS bio international (2000: acquisition of Mitsui Pharmaceuticals and 60% of the shares in CIS bio international). The allocation of purchase consideration to assets and liabilities is as follows:


                                                                  2001   2000
                                                                  EURm   EURm

Fixed assets                                                        68    110
Other non-current and current assets..............................   4    247

Provisions and liabilities........................................- 33  - 206
Minority interests................................................  85  -  29
Goodwill..........................................................  48  -  13

                                                                  ----- -----
                                                                   172    109

Cash acquired..................................................... - 1   - 10
                                                                  ----- -----
Cash flow on acquisition of business net of cash acquired......... 171     99

                                                                  ----- -----


Notes to the Consolidated Financial Statements for 2001

(EUR) Additional Information
(Values are expressed in millions of euros, abbreviated EURm, unless otherwise stated)


(29) Derivative financial instruments
As we operate on a global basis, the Schering AG Group is subject to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We also use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the setting of limits for individual classes of instruments, the organizational segregation of dealing, settlement, accounting and controlling, as well as the regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance-sheet date:


                                              Notional amount    Fair value

                                                2001   2000      2001   2000
                                                EURm   EURm      EURm   EURm

Currency hedging of anticipated sales and costs

Currency forwards.............................  595    455        - 1    25
Options.......................................   86     --          3    --
                                               -----  -----      -----  -----

                                                681    455          2    25
                                               -----  -----      -----  -----

                                               -----  -----      -----  -----
Currency hedging of assets and liabilities
Currency forwards.............................  680    663          6    44

                                               -----  -----      -----  -----
                                                680    663          6    44

Asset and liability management

Options.......................................   70    105          23    43
Interest-rate swaps...........................   49    149           0   - 2
Interest-rate futures.........................   35    173           0     1

                                               -----  -----      -----  -----
                                                154    427          23    42

                                               -----  -----      -----  -----
                                               -----  -----      -----  -----




Notional amounts reflect the net of sale and purchase contracts. Purchase contracts were immaterial in each individual currency. The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance-sheet date as well as anticipated sales and expenses for the next 12 months. As of December 31, 2001, approximately 78% (December 31, 2000: 80%) of the underlying exposure of EUR1.7 billion (December 31, 2000: EUR1.4 billion) was hedged. Yen and US dollar amounts accounted for approximately 77% (December 31, 2000: 81%) of currency hedging.

The valuation of hedging instruments at fair value is based on quoted market prices, reference rates like the ECB reference-rates, or valuation models like the Black-Scholes model. Changes in fair values are included in Other receivables and other assets and Other provisions respectively.

In order to properly match gains and losses on hedging instruments, hedging results which are related to anticipated sales and expenses are deferred until the underlying hedged transaction is realized. Profits and losses on hedging instruments were deferred under Other receivables and other assets and Other provisions respectively until December 31,


Notes to the Consolidated Financial Statements for 2001

2000. As of January 1, 2001 these deferrals are recognized net of tax directly in Retained earnings. They will be reversed into income when the underlying hedged transactions are realized. These gains are recognized in Other operating income.

At December 31, 2001, we recognized in Accumulated other comprehensive income gains of EUR6m (net of tax: EUR3.7m) resulting from 2001-hedging contracts, since they are related to sales and expenses realized in 2002.

In 2001, we recognized in Other operating income gains of EUR11m (net of tax:
EUR6.7m) resulting from 2000-hedging contracts, since these gains are related to sales and expenses realized in 2001.

Changes in fair values resulting from currency hedging of existing assets and liabilities are recognized in Other operating income. These gains and losses generally correspond to changes in the hedged balance-sheet items.


Changes in fair values relating to Schering AG call options acquired for the hedging of stock option plans are included in personnel expenses.

Changes in fair values of derivatives relating to asset and liability management are included in the Financial result.

At the balance-sheet date, our net financial position based on liquid funds (cash and cash equivalents plus marketable securities) and bank loans was EUR62m (December 31, 2000: EUR418m). The average maturity of fixed-rate interest bearing securities and fixed-rate deposits including financial derivatives was approximately 3 years (December 31, 2000: 5 years).

The credit risks arising from derivative financial instruments are limited to the positive market values of these derivatives. In order to minimize those credit risks, investments and transactions in derivative instruments are entered into with high-rated debtors and banks within fixed risk limits.


(30) Contingent liabilities and other financial commitments


                                             2001          2000
                                             EURm          EURm
Contingent liabilities

Financial guarantees.................         29             25
                                            -----          -----
                                              29             25
                                            -----          -----
Other financial commitments Liabilities
under operating leases

  due within 1 year....................       29             35
  due between 1 and 5 years............       61             89

  due after 5 years....................        6             16
Authorized capital expenditure.........      275            229
                                            -----          -----

                                             371            369
                                            -----          -----



Notes to the Consolidated Financial Statements for 2001

The Schering AG Group has entered into long-term research agreements with various third parties under which the Group will fund various research projects and other commitments based upon the achievement of certain milestones or other specific conditions. In return, the Group obtains licenses to market the developed products such as Campath(R)/MabCampath(TM) (partner: ILEX Oncology, Inc.) and Zevalin(TM) (partner: IDEC Pharmaceuticals Corp.). The approximate payments to these third parties, assuming the agreed milestones and other conditions are met, will be as follows:



                         EURm

2002 ..................  55

2003 ..................  35
2004 ..................  57
2005 ..................  46
2006 ..................  43
thereafter ............  13
                       -----
                        249
                       -----




Notes to the Consolidated Financial Statements for 2001


(31) Segment reporting

                                                 Segment  Internal  External   Change
                                                 net sales net sales   net      from
                                                                     sales    last year
                                                   EURm     EURm      EURm

2001

Europe Region*................................    3,041      858    2,183         9%
United States Region..........................    1,121        8    1,113        12%
Japan Region..................................      663       --      663      -  1%
Latin America/Canada Region...................      540       29      511         8%
Asia/Middle East Region.......................      222        9      213         8%
Other Activities..............................      257       98      159         5%
                                                 -------    -----  -------      -----
Segment total.................................    5,844    1,002    4,842         8%

Other ........................................       --       --       --         --
                                                 -------    -----  -------      -----
Schering AG Group.............................    5,844    1,002    4,842         8%
                                                 -------    -----  -------      -----
                                                 -------    -----  -------      -----


2000

Europe Region*................................    2,825      817    2,008        14%
United States Region..........................      999        7      992        28%
Japan Region..................................      670        -      670        48%
Latin America/Canada Region...................      496       22      474        27%
Asia/Middle East Region.......................      201        3      198        21%
Other Activities..............................      227       76      151         6%
                                                 -------    -----  -------      -----
Segment total.................................    5,418      925    4,493        22%

Other ........................................       --       --       --         --
                                                 -------    -----  -------      -----
Schering AG Group.............................    5,418      925    4,493        22%
                                                 -------    -----  -------      -----
                                                 -------    -----  -------      -----


* incl. Africa, Australia and New Zealand

Our primary segment reporting format is geographic, based on the location of the customers. This reflects the management structure of our sales organization, our system of internal financial reporting, and the predominant source of risks and returns in our business. Segment reporting is therefore divided into five geographic segments. Other Activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore also presented as a separate segment.

Segment net sales include both sales to third parties (external net sales) and sales to Group companies belonging to a different region (internal net sales). Inter-segment sales are determined at arm's length prices.

Information on External net sales is generally based on the location of the customer. However, based on our management reporting format, net sales figures of the Europe Region also include the net sales of the subsidiaries Leiras, Jenapharm, CIS bio international and Justesa Imagen Group, generated outside Europe. Net sales reported for the United States Region also include net sales of the Medrad Group generated outside the United States.

The Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under that approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included as this function is managed on a worldwide basis.


Notes to the Consolidated Financial Statements for 2001

							       Central
                                                              production     Research
                                         Segment    Change     overhead/       and
                                         performance from     variances    development   Segment    Change from
                                                   last year                 expenses    result      last year

                                          EURm                    EURm           EURm      EURm
2001

Europe Region*.......................     922        13%        - 60           - 402       460             14%
United States Region.................     315         8%        -  8           - 235        72             71%
Japan Region.........................     244       - 1%        - 15           - 122       107           -  1%
Latin America/Canada Region..........     170        12%        -  7           -  68        95              9%
Asia/Middle East Region..............      72         4%        - 12           -  24        36              0%
Other Activities.....................      80        10%        - 34           -  13        33             27%
                                       -------      ------      -------         -------  ------         -------
Segment total........................   1,803         9%        - 136           - 864      803             15%
Other................................  -1,135        12%          136             864    - 135            121%
                                       -------      ------      -------         -------  ------         -------
Schering AG Group....................     668         4%          --              --       668              4%
                                       -------      ------      -------         -------  ------         -------


2000

Europe Region*.......................     819         7%          - 60           - 357    402              6%
United States Region.................     292         5%          -  8           - 242     42           - 28%
Japan Region.........................     246        47%          - 15           - 123    108             44%
Latin America/Canada Region..........     152        28%          -  7           -  58     87             30%
Asia/Middle East Region..............      69        28%          - 13           -  20     36             50%
Other Activities.....................      73       - 3%          - 36           -  11     26           - 37%
                                       -------      ------      -------         -------  ------         -------
Segment total........................   1,651        13%         - 139           - 811     701             9%
Other ...............................  -1,011         9%           139             811    - 61           -45%
                                       -------      ------      -------         -------  ------         -------
Schering AG Group....................     640        19%           --              --      640            19%
                                       -------      ------      -------         -------  ------         ------

* incl. Africa, Australia and New Zealand





NOTES TO THE CONSOLIDATED FINANCIAL STATemENTS - (Continued)

                                                                     Investments in
                                          Other                       intangibles     Segment    Investments
                                        significant         Segment  and property,   assets by       by
                             Deprecia-   non-cash  Segment  Liabil-   plant and     geographical geographical
                               tion      expenses  assets    ities    equipment       location     location
                               EURm         EURm    EURm      EURm      EURm           EURm          EURm
2001

Europe Region*..............    99           20   1,848       795        156          2,042          279
United States Region........    65           10     768       259        133            729           54
Japan Region................    27            9     488        50         27            445           16
Latin America/Canada Region.    14           --     249        50         28            223           22
Asia/Middle East Region.....     9           --     116         9         17             88            8
Other Activities............    16           --     165        16         27            107            9

                              -----        -----  ------   -------      -----        -------        -----
Segment total...............   230           39   3,634     1,179        388          3,634          388
Other ......................    24           13   1,629     1,513         35          1,629           35

                              -----        -----  ------   -------      -----        -------        -----
Schering AG Group...........   254           52   5,263     2,692        423          5,263          423

                              -----        -----  ------   -------      -----        -------        -----
                              -----        -----  ------   -------      -----        -------        -----

2000

Europe Region*..............    93           19   1,607       753         76          1,779          107
United States Region........    57            9     681       236         73            641           67
Japan Region................    23            8     510        55         25            471           18
Latin America/Canada Region.    14           --     226        36         25            203           21
Asia/Middle East Region.....     8           --      98         9          8             77            4
Other Activities............    17           --     114        18         17             65            7
                             -----        -----  ------   -------      -----        -------        -----
Segment total...............   212           36   3,236     1,107        224          3,236          224
Other ......................    26           11   1,970     1,710         22          1,970           22
                             -----        -----  ------   -------      -----        -------        -----
Schering AG Group...........   238           47   5,206     2,817        246          5,206          246
                             -----        -----  ------   -------      -----        -------        -----
                             -----        -----  ------   -------      -----        -------        -----


* incl. Africa, Australia and New Zealand
  Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment.


In 2000, costs for retirement benefits (interest and early retirement program) of EUR42m were included in the Segment result and in the Costs of corporate functions and were eliminated in Other operating income/expenses. In previous years provisions of EUR10m were set up for the early retirement program. The interest of EUR32m was recognized in the Financial result. In 2001, these costs were already credited to Segment result and Costs of corporate functions. Adjusting the figures for 2000, the increase in Segment performance was 8% and the increase in Segment result was 11% compared to the previous year.

Costs of corporate functions comprises administration costs of Schering AG. Income and expenses which were not incurred by the segments and/or arose in the course of unusual transactions are summarized in Other operating income/expenses. Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment. Other significant non-cash expenses principally contains pension expenses shown under Operating profit. Segment assets include all assets with the exception of assets relating to corporate functions, financial assets, other receivables and other assets, marketable securities and cash and cash equivalents. Segment liabilities include all liabilities with the exception of liabilities relating to corporate functions, financial liabilities and tax liabilities which are included under Other. Financial liabilities mainly consist of EUR911m (December 31, 2000: EUR1,153m) pension obligations from German retirement benefit plans. The corresponding EUR76m (2000: EUR73m) in interest costs are included in the Financial result.


The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments were allocated directly, while all other expenses of our corporate research and development organization (such as general research, global development activities, and infrastructure) were allocated to the segments on the basis of sales. Central production overhead and production variances have been allocated on the basis of the production supplied from our central production facilities to the individual segments.

The total of the Segment results is reconciled to the consolidated Operating profit as follows:


                                    2001  2000

                                    EURm  EURm

Total of Segment results..........  803   701
                                   ----- -----
Cost of corporate functions...... - 188 - 172

Other operating income/expenses...   53   111
                                   ----- -----
Total other.......................- 135 -  61
                                   ----- -----
Operating profit..................  668   640

                                   ----- -----
                                   ----- -----




Notes to the Consolidated Financial Statements for 2001

Our secondary segment reporting format is based on the Business Areas:



                                                                                 Investments
                                                              Change            in intangibles
                                                               from             and property,
                                                 External      last    Segment   plant and
                                                 net sales     year    assets    equipment
                                                  EURm         EURm     EURm       EURm
2001
Fertility Control&Hormone Therapy..............      1,510      12%    1,069        131
Specialized Therapeutics.......................      1,491       6%    1,044        153
Diagnostics&Radiopharmaceuticals...........          1,452       7%    1,199         73
Dermatology....................................        227       3%      195         15
Other sources..................................        162       3%      127         16
                                                    -------    -----  -------      -----
Segment total..................................      4,842       8%    3,634        388
Other..........................................         --      --     1,629         35

                                                    -------    -----  -------       -----
Schering AG Group..............................      4,842       8%    5,263        423
                                                    -------    -----  -------       -----

2000

Fertility Control&Hormone Therapy..........          1,353      15%      889         62
Specialized Therapeutics.......................      1,402      24%      896         81
Diagnostics&Radiopharmaceuticals...............      1,360      31%    1,097         43
Dermatology....................................        221      11%      211         29
Other sources..................................        157      17%      143          9

                                                    -------    -----  -------      -----
Segment total..................................      4,493      22%    3,236        224
Other..........................................         --       --    1,970         22
                                                    -------    -----  -------      -----
Schering AG Group..............................      4,493      22%    5,206        246
                                                    -------    -----  -------      -----



Notes to the Consolidated Financial Statements for 2001

(32) Information on principal companies included in the Consolidated Financial Statements as of and for the year ended December 31, 2001



Name and location of company (1)                         % of equity Equity    Result    Sales  employees
                                                                  EURm{(2)} EURm{(2)}EURm{(2)}
Germany

Schering AG, Berlin{(3)}...........................                   1,200      201    2,179    8,005
Schering Deutschland Holding AG, Hamburg{(4)}......          100.0      231       18      411      782
Jenapharm GmbH & Co. KG, Jena{(4)}.................          100.0      113       34      162    1,000

Europe (excluding Germany)
N.V. Schering S.A., Diegem/Belgium.................          100.0       20        2       59      130

Leiras Oy, Turku/Finland{(4)}......................          100.0      108       57      233      934
Schering S.A., Lys-Lez-Lannoy/France{(4)}..........           99.9      183       40      352    1,420
Schering Holdings Ltd., Burgess Hill/UK{(4)}.......          100.0       32        2      146      332

Schering S.p.A., Milan/Italy{(4)}..................          100.0       59       12      274      843
Schering Nederland B.V., Weesp/Netherlands.........          100.0       28        5       56       79

Schering Wien Ges. mbH, Vienna/Austria.............          100.0      280        3       56      168
Schering Lusitana Lda., Mem Martins/Portugal.......          100.0       11        2       42      124
Schering (Schweiz) AG, Zurich/Switzerland..........          100.0       13        2       59       63

Schering Espana S.A.Madrid/Spain{(4)}..............           99.9       61       16      197      659
Schering Alman Ilac ve Ecza Ticaret Ltd., Sirketi,

Istanbul/Turkey....................................          100.0       16        0       46      140
North America
Schering Berlin Inc., Wilmington,

Del./United States{(4)}..........................            100.0      585       26    1,121    3,056
Berlex Canada Inc., Lachine/Canada.................          100.0        8        2       66      174

Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina          100.0       16        3       94      354
Schering do Brasil Ltda., Sao Paulo/Brazil.........          100.0       55       -4      159      787

Schering Colombiana S.A., Bogota/Colombia..........          100.0       25        3       60      337
Schering Mexicana S.A., Mexico City/Mexico.........          100.0       64       18      114      266

Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia.........           76.8        8        0       27      616
Nihon Schering K.K., Osaka/Japan{(4)}..............           99.9      123       15      643    1,657

Schering Pty. Ltd., Sydney/Australia...............          100.0       13        5       68      111
Schering Korea Ltd., Seoul/Korea...................          100.0       22        3       55      234

Schering Bangkok Ltd., Bangkok/Thailand{(4)}.......          100.0        4        1       15      118
Africa
Schering (Pty.) Ltd., Midrand/South Africa.........          100.0        9        1       29       95


(1) The complete list of the Group's ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin.
(2) In the case of companies outside the European Monetary Union, equity and annual results were translated from local currency amounts into EUR at the exchange rate in effect on December 31, 2001. Sales were translated into EUR at the annual average rate of exchange.
(3) Most of the sales of Schering AG stem from the sales to subsidiaries; these sales are not included in the Consolidated Financial Statements.
(4) Figures include consolidated subsidiaries.

Notes to the Consolidated Financial Statements for 2001

(33) emoluments of the Supervisory Board and the Executive Board; loans granted

The total remuneration of the members of the Supervisory Board amounted to EUR3,000k, thereof EUR60k was fixed compensation and EUR2,940k was variable compensation. The total amount includes EUR186k to remunerate the members of the committees for their additional activities. The total remuneration of the members of the Executive Board amounted to EUR14,530k and can be split up as follows:

                                                             Fixed      Variable Exercise
                                                      compensation  compensation LTIPlan 1998

								EURk     EURk     EURk

Dr Giuseppe Vita (Chairman until April 26,2001)......           161      494      1,029
Dr Hubertus Erlen (Chairman).........................           472    1,401        783
Other members of the Executive Board.................         1,854    4,760      3,576
                                                              -----    -----      -----
......................................................         2,487    6,655      5,388


A provision of EUR19,062k has been recognized for the pensions of former members of the Executive Board and their dependents; the expenses for the year ended December 31, 2001 amounted to EUR1,722k.


As part of the stock option plans set up in 1998 and 2000, members of the Executive Board held non-transferable stock options on up to a maximum of 103,500 Schering AG shares as at December 31, 2001.

These options may be exercised in 2002 and 2003 until 2006 respectively. The exercise of the options depends on certain performance criteria of the Schering AG share price which are determined under the provisions of the plans [see note (34) to our Consolidated Financial Statements].



Also, as part of the LTI Plan 2001, members of the Executive Board held 100,000 options which are subject to the fulfillment of certain conditions. These options do not grant the right to acquire Schering AG shares but the right for a cash settlement of the difference between the market price of Schering AG shares at time of exercise less the exercise price [see note
(34)]. The maximum number of shares that can be received by the members of the Executive Board under the provisions of the LTI Plans is as follows:





                                           LTI Plan 1998/2000  LTI Plan2001

Dr Hubertus Erlen (Chairman)....................       27,000   20,000
Other members of the Executive Board...........        76,500   80,000
                                                      ________________
                                                      103,500  100,000
                                                      .......  .......


As part of the stock option plan set up in 1998, members of the Supervisory Board held non-transferable stock options on up to a maximum of 22,500 Schering AG shares as at December 31, 2001.

We have granted a loan of EUR36k to one member of the Supervisory Board and loans of EUR155k to members of the Executive Board (repayments in 2001:
EUR140k). Interest of 6% is charged on the loans. The loans are repayable over 10, 13 and 16 years.

Notes to the Consolidated Financial Statements for 2001

(34) Stock option plans
Schering AG implemented Long-Term Incentive (LTI) Plans in 1998, 2000 and 2001. Under the 1998 and 2000 plans, participants invested in Schering AG shares and received option rights (entitling them to receive shares) based on the number of shares purchased. Participants received one option for each 18 shares purchased, entitling them to a maximum of 180 award shares each. If the shares acquired by the participants are held during the entire vesting period, the option rights become fully vested and may be exercised during the exercise period. However, the number of shares avail-able under each option right varies depending on any increase in the share price (performance shares) and the performance of Schering AG's shares relative to a comparator index (outperformance shares). In addition, performance shares for members of the Executive Board are available only if the increase in Schering AG's share price is at least 20% (LTI Plan 1998) and 30% (LTI Plan 2000) respectively.

The LTI Plan 2001 distinguishes between "Top Executives" and "Key Managers". "Top Executives" had to buy Schering AG shares as a personal investment to receive stock appreciation rights. On exercising these rights, the participants are not entitled to acquire shares of Schering AG but rather to a cash settlement of the difference between the market price of Schering AG shares at the time of the exercise and the exercise price. The exercise price equals the price of Schering AG shares at date of grant (EUR54.66). The exercise of options under the "Top Executives" plan is subject to either an increase in Schering AG's share price of 30% or to the outperformance of Schering AG's shares relative to a comparator index.

Participants in the "Key Managers" plan are granted options, entitling them to acquire Schering AG shares. A personal investment in Schering AG shares was not required for participation. The exercise of options is not subject to the fulfillment of specific conditions. Regarding the "Key Managers" plan, the exercise price equals the price of Schering AG shares at the time of grant plus 10% (EUR60.13).

Compensation costs are recognized as a liability over the three-year vesting period based upon an estimate on the outcome of the performance conditions and the attributable comparator index on the respective balance-sheet dates or based on valuation models. The compensation costs for the LTI Plans 1998 and 2000 are recorded net of gains from the market valuation of the Schering AG call options acquired for a hedge of the stock option plans. Costs related to the LTI Plans 1998, 2000 and 2001 "Top Executives" are recognized in income. Due to its design as a fixed award plan, the LTI Plan 2001 "Key Managers" does not affect income.

Notes to the Consolidated Financial Statements for 2001


                                                            LTI Plan 1998          LTI Plan 2000
Number of options outstanding as of January 1, 2001..              3,905             4,910

Granted..............................................                 --                --
Forfeited in 2001....................................                 --               103
Exercised in 2001....................................              3,405                --
                                                               _________          ________
Number of options outstanding as of December 31, 2001                500             4,807
Maximum number of award shares.......................             90,000           865,260
Exercise price per share (EUR).........................                0                 0
Compensation costs in 2001 (EURm).....................                 0                15
Compensation costs in 2000 (EURm).....................                22                16
Comparator index.....................................                DAX     STOXX Healthcare
Date of grant  ......................................    January 1, 1998      January 1, 2000

Exercise period .....................................     January 1.2001       January 1.2003
                                                     until Dec. 31, 2002  until Dec. 31, 2006


                                                                       LTI Plan 2001
                                                          Top Executives       Key Managers
Number of options outstanding as of January 1, 2001..                  0                 0
Granted..............................................            413,500           812,100
Forfeited in 2001....................................                  0             6,000
Exercised in 2001....................................                  0                 0
Number of options outstanding as of December 31, 2001            413,500           806,100
Maximum number of award shares.......................                 --           806,100
Exercise price per share (EUR).........................            54.66             60.13
Compensation costs in 2001 (EURm).....................                 2                 0
Comparator index.....................................  MSCI Pharma Index                --
Date of grant  ......................................        May 2, 2001       May 2, 2001

                                                             May 2, 2004       May 2, 2004
Exercise period .....................................  until May 1, 2008 until May 1, 2008


Notes to the Consolidated Financial Statements for 2001

(F) Significant Differences between IAS and United States Generally Accepted Accounting Principles (US GAAP)
(Values are expressed in millions of euros, abbreviated EURm, unless otherwise stated)

(35) Reconciliation to US GAAP
The Group's Consolidated Financial Statements have been prepared in accordance with IAS, which, as applied by the Group, differ in certain significant aspects from US GAAP. The effects of the application of US GAAP to net income and shareholders' equity are set out in the tables below:



Reconciliation of net income to US GAAP (in EUR million )

                                                    Note 2001 2000

Net income under IAS...............................       418  336
US GAAP adjustments
Business combinations

  Acquired R&D.....................................   (a) -12    3
  Other differences................................   (a) - 8  - 5

Property, plant and equipment


  Capitalization of interest.......................   (b) - 2  - 4
  Reversal of impairment charges...................   (b) - 2  - 2
Internal-use software..............................   (c) - 3  - 4
Available-for-sale securities......................   (d)  --   --
Equity investment (Aventis CropScience)............   (e)   8 - 22
Inventories........................................   (f) - 5    1
Provisions for pensions............................   (g)   1    2
Other provisions...................................   (h) - 5 - 24
Treasury shares/Schering AG call options...........   (i)  --   --
Stock option plans.................................   (j)   3 - 18
Cash flow hedges...................................   (k) -11   37
Tax effect on US GAAP adjustments..................   (l)  21    6
                                                         ----- ----
Net income under US GAAP...........................       403  306
                                                         ----- ----

Earnings per share under US GAAP (in EUR)

  basic............................................      2.04  1.55
                                                         ----- ----

  diluted..........................................      2.03  1.53
                                                         ----- ----

                                                         ----- ----

Notes to the Consolidated Financial Statements for 2001

Reconciliation of shareholders' equity to US GAAP (in EUR millions)


                                                   Note  2001  2000

Shareholders' equity under IAS....................      2,556 2,297
US GAAP adjustments
Business combinations

  Acquired R&D.................................... (a)   - 83  - 80
  Other differences............................... (a)     16    41
Property, plant and equipment
  Capitalization of interest...................... (b)     18    20
  Reversal of impairment charges.................. (b)    - 4  -  2
Internal-use software............................. (c)      3     6
Available-for-sale securities..................... (d)     --   109
Equity investment (Aventis CropScience)........... (e)   - 71  - 72
Inventories....................................... (f)     12    17
Provisions for pensions........................... (g)    - 1  -  2
Other provisions.................................. (h)      5    10
Treasury shares/Schering call options............. (i)   - 11  - 20
Stock option plans................................ (j)     35    45
Cash flow hedges.................................. (k)     --    11
Tax effect on US GAAP adjustments................. (l)   - 18  - 76
                                                        ----- -----
Shareholders' equity under US GAAP................      2,457 2,304
                                                        ----- -----



Notes to the Consolidated Financial Statements for 2001

(a) Business combinations
Under IAS, research-in-process is not identified as an acquired asset in connection with the allocation of the purchase price, but rather capitalized as goodwill and amortized over its expected useful life. US GAAP requires the identification of research-in-process as a separate component of the purchase price allocation. Such amounts must be charged as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under US GAAP are included in goodwill under IAS. The adjustments are related to the acquisitions of Medrad Group
(1995), Leiras (1996), Jenapharm (1996: 74.9%; 2001: 25.1%) and Diatide
(1999). Research-in-process charged to expenses relating to the increase of our interest in Jenapharm amounted to EUR18m in 2001.

As of January 1, 2002 goodwill arising from acquisitions is not amortized under US GAAP. Effects on the reconciliation to US GAAP are discussed in note (36).

The negative goodwill arising on the acquisition of the CIS Group [see note
(13)] is deducted proportionately from non-current assets excluding securities under US GAAP.

(b) Property, plant and equipment
Schering does not capitalize interest costs on self-constructed assets under IAS. Under US GAAP, interest costs incurred during the construction period must be capitalized and amortized. Interest of EUR4m (2000: EUR3m) was capitalized under US GAAP. Total capitalized interest under US GAAP as of December 31, 2001 was EUR18m (December 31, 2000: EUR20m). The reduction relates to depreciation.

Impairments of fixed assets at our production plant in Bergkamen have been reversed under IAS [see note (14)]. Impairment charges cannot be reversed under US GAAP.

Notes to the Consolidated Financial Statements for 2001

(c) Internal-use software
As of January 1, 1999, we adopted Statement of Position (SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" under US GAAP. The statement requires capitalization of certain costs incurred in the development of internal-use software, including payroll and payroll-related costs. Under IAS, these costs are capitalized starting on January 1, 2000. The reconciliation item relates to costs for the year 1999, which were capitalized under US GAAP but expensed under IAS.

(d) Available-for-sale securities
Under US GAAP, securities are classified into three categories: trading securities, available-for-sale securities or held-to-maturity securities. The securities of the Group are considered to be available-for-sale and therefore valued at market value at the balance-sheet date. Unrealized gains and losses are excluded from earnings and reported as a separate component of Other comprehensive income. Under IAS, securities are valued at fair value as of January 1, 2001 [see note (1)]. Prior to January 1, 2001, securities were accounted for at the lower of their amortized acquisition cost or fair value on the balance-sheet date.

(e) Equity investment (Aventis CropScience)
The application of US GAAP in the consolidated financial statements of Aventis CropScience reduces our investment balance. The most significant differences relate to acquired research-in-process from certain prior AgrEvo acquisitions and the timing of recognition and use of restructuring provisions in connection with the merger of the agribusiness of AgrEvo and Rhone-Poulenc Agro.

(f) Inventories
Under IAS, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. Under US GAAP, idle facility expenses are allocated between cost of sales and inventories.

Notes to the Consolidated Financial Statements for 2001

(g) Provisions for pensions
Under US GAAP, pension costs and similar obligations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 "employers' Accounting for Pensions". Companies located outside the USA had to adopt the provisions of SFAS No. 87 for fiscal years beginning after December 15, 1988. Due to the long period of time between the effective date and the time when the Group first prepared US GAAP information, adoption of the provisions of SFAS No. 87 as of January 1, 1989 was not feasible. The Group adopted SFAS No. 87 as of January 1, 1998 and recognized a transition obligation of EUR13m. On January 1, 1998, the average remaining service period of active employees was 20 years. An amount of EUR6m was directly recorded to equity (for the period 1989 to 1997). EUR1m (5% of the transition obligation) has to be recognized in income each year through 2008.

Due to the formation of the Schering Pension Trust as of January 1, 2001, we have adopted the "corridor approach" under IAS. The amortization of actuarial gains/losses amounting to EUR2m [see note (22)] is primarily related to the first-time application of IAS 19 "employee benefits" (revised) in 1999 and is eliminated in the reconciliation. Prior to January 1, 2001, any actuarial gain/loss was amortized over the average remaining service period of active employees under IAS.

(h) Other provisions
The reconciliation item relates almost exclusively to liabilities arising from our early retirement program. Under the terms of our early retirement program, an employee older than 54 is offered the opportunity to work half-time for up to six years for 85% of pay. Under IAS, a liability for such benefits is recognized when management is demonstrably committed to the employee terminations. We have classified such liabilities as restructuring provisions (almost all reductions in headcount resulting from the closure or reorganization of production facilities have been accomplished through our early retirement program). When the employee formally accepts the offer, the liability is reclassified to provisions for personnel costs. Under US GAAP, a liability for these benefits is established only after the employee has accepted the offer. In addition, the incremental costs are recognized upfront on a discounted basis under IAS. Under US GAAP, such amounts are recognized over the employees' remaining service period (on an undiscounted basis).

(i)Treasury shares/Schering AG call options
Schering AG call options acquired for the hedge of the stock option plans 1998 and 2000 are recognized as an asset under IAS. Under US GAAP, the Schering AG call options are deducted from Retained earnings. In the Consolidated Financial Statements 2000, 170,000 treasury shares held for distribution to employees were shown as assets under IAS and had to be deducted from Retained earnings under US GAAP.

(j) Stock option plans
For a description of our stock option plans (LTI 1998, LTI 2000 and LTI
2001) refer to note (34) of the Consolidated Financial Statements. Under US GAAP we make use of Accounting Principles Board Opinion (APB) No.
25"Accounting for Stock Issued to employees", providing additional disclosure in note (36) as required by SFAS No. 123 "Accounting for Stock Based Compensation".

Notes to the Consolidated Financial Statements for 2001

LTI Plan 1998 and LTI Plan 2000:
The LTI 1998 and LTI 2000 stock option plans are variable award plans. Compensation costs under IAS are measured on an estimate of the outcome of the performance conditions on each balance-sheet date and the performance of a comparator index (DAX and STOXX Healthcare). Compensation costs are recorded net of gains from the market valuation of the Schering AG call options acquired for the hedge of the stock option plans. Under US GAAP, compensation costs are recognized over the three-year vesting period based upon the fair value of the Schering AG share on the respective balance-sheet dates. The acquisition costs of the Schering AG call options are deducted from equity, and the proceeds from the sale of the options will be shown as an addition to equity without an effect on income. Under IAS, the accumulated unvested compensation costs are shown as a liability. Under US GAAP, these costs are a part of shareholders' equity.

LTI Plan 2001:
The LTI 2001 stock option plan "Top Executives" is a variable award plan. Compensation costs under IAS are measured on an estimate of the outcome of the performance conditions on each balance-sheet date, by utilizing valuation models. Under US GAAP, compensation costs are measured at the fair value of the Schering AG share on the respective balance-sheet dates. The plan is designed as a stock appreciation rights plan. At exercise, the award will be settled by a cash payment amounting to the difference of the market price of Schering AG shares at the date of exercise less the exercise price. Therefore, compensation costs are accrued as a liability under IAS as well as under US GAAP.

(k) Cash flow hedges
Prior to January 1, 2001, gains and losses from currency hedging of anticipated sales and costs were deferred under IAS by applying hedge accounting. Under IAS, we recognized in 2001 gains of EUR11m (net of tax:
EUR6.7m) relating to 2000-hedging contracts since these gains are related to sales and expenses realized in 2001. Under US GAAP hedge accounting was not applied.

As of January 1, 2001, we adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" under US GAAP and IAS 39 "Financial
Instruments: Recognition and Measurement" under IAS. Hedging of anticipated sales and costs is now accounted for as a cash flow hedge under US GAAP and IAS.

(l) Tax effect on US GAAP adjustments
This reconciliation item includes all tax effects due to the aforementioned reconciling items except the adjustment related to the equity method (Aventis CropScience), which is presented net of tax.

Since January 1, 2001, the tax rate applicable to Schering AG in Germany was reduced, and a tax exemption for the sale of certain securities was enacted. The impact on the reconciliation to US GAAP for the year 2000 was an increase in net income of EUR2m. Additionally, equity increased by EUR24m without affecting income.

Notes to the Consolidated Financial Statements for 2001

(36) Additional US GAAP information
SFAS No. 130 "Reporting Comprehensive Income"
SFAS 130 "Reporting Comprehensive Income" requires the reporting of comprehensive income, which includes all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

Statement of comprehensive income for the years ended December 31:

                                                                      2001  2000
                                                                      EURm  EURm

US GAAP net income [see note (35)]

                                                                      403    306
Currency translation adjustments
 IAS accounts.....................................................      7     28
 Reconciliation to US GAAP.........................................    --   -  3
Unrealized gains and losses on available-for-sale securities
(after deferred taxes of EUR16m; 2000;-EUR7m)....................... - 59     83

Less realized gains(-)and losses(+) on available-for-sale securities recognized in net income
(after tax expense of EUR2m; 2000:EUR36m;)............................  2   - 59

Unrealized gains and losses on cash flow hedges
(after deferred taxes of -EUR3m)....................................    5     --

Less realized gains(-)and losses(+)on cash flow hedges
recognized in net income(after tax expense of EUR1m)................  - 1     --


Other comprehensive income, net of tax............................   - 50     49

                                                                     -----   ----
Comprehensive income, net of tax..................................    353    355
                                                                     -----   ----


Accumulated other comprehensive income balances as of December 31:



                                                                         Accumulated
                                      Currency   Available-  Derivative  other
                                     translation for-sale    hedging     comprehensive
                                     adjustment  securities  instruments Income
                                        EURm        EURm        EURm         EURm


January 1, 2000...................       66          65           --           131

Other comprehensive income 2000...       25          24           --            49
                                       -----       -----       ------        ------
December 31, 2000.................       91          89           --           180

Other comprehensive income 2001...        7        - 61           4          -  50
                                       -----       -----       ------        ------

December 31, 2001.................       98         28            4            130
                                       -----       -----       ------        ------

Statement of US GAAP equity as of December 31:


                                                       2001    2000

                                                        EURm    EURm

Equity according to US GAAP before Accumulated other
comprehensive income................................. 2,327   2,124
Accumulated other comprehensive income...............   130     180

                                                     ------- -------
Total equity according to US GAAP.................... 2,457   2,304

                                                     ------- -------


Notes to the Consolidated Financial Statements for 2001

Available-for-sale securities


                                          Gross       Gross
                               Book     unrealized  unrealized   Fair
                              value       gains       losses     value
                               EURm        EURm        EURm      EURm
As of December 31, 2001
Investments (non-current)....   69         30          --        69
Marketable securities........  103          3          --       103
                              -----       -----       -----     -----
                               172         33          --       172
                              -----       -----       -----     -----
As of December 31, 2000

Investments (non-current)....   44          60         - 14      90
Marketable securities........  373          63          --      436
                              -----       -----       -----     -----
                               417         123         - 14     526
                              -----       -----       -----     -----



Proceeds from sales of available-for-sale securities in 2001 were EUR144m (2000: EUR465m). Gross gains of EUR17m were realized on the sale of securities in 2001 (2000: EUR95m). Gross losses in 2001 and 2000 on such sales were immaterial. In 2001, impairment losses of EUR44m were recognized. In December 2001, securities with a fair value of EUR250m were transferred to the Schering Pension Trust, thereby realizing a gain of EUR35m.

Marketable securities include fixed-term securities. Maturities as of December 31, 2001 are as follows:



                         Book   Market
                         value   value
                         EURm    EURm

Less than 1 year......     2       2

Between 1 and 5 years.    74      74
More than 5 years.....    13      13
                        -----   -----

                          89      89
                        -----   -----

                        -----   -----



Impairment of long-lived assets
The Group periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered to be impaired when the anticipated cash flow from such an asset is separately identifiable and is less than its carrying value. In such event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 2001 and 2000 there was no reconciliation item arising from different policies for recognizing impairment of long-lived assets under IAS and US GAAP.

Notes to the Consolidated Financial Statements for 2001

Summarized financial information for significant associated companies
At December 31, 2001, seven investments were accounted for under the equity method:

                                       Percentage of
                                       common stock on
                                       Dec. 31, 2000

Aventis CropScience S.A., Lyon........       24.0%
Focus Inhalation Oy, Turku.............      19.9%
Leiras Fine Chemicals Oy, Turku........      50.0%
Medac GmbH, Hamburg...................       25.0%
metaGen Pharmaceuticals GmbH, Berlin...      42.6%
Metreon Bioproducts GmbH, Freiburg....       50.0%
Molypharma S.A., Madrid................      24.5%



The table below contains financial information of the Aventis CropScience S.A. after conforming the Aventis CropScience financial statements to the Group's accounting policies and principles:


                                  2001  2000
                                  EURm  EURm

Net sales....................... 4,303 4,034
Gross profit.................... 2,164 1,997

Net income......................   391 - 210
Assets other than fixed assets.. 3,437 3,523
Fixed assets.................... 1,982 2,726

Current liabilities............. 3,023 4,339
Non-current liabilities.........   736   695

Shareholders' equity............ 1,660 1,215


The Group's share of net income resulted in a profit of EUR85m (2000: loss of EUR59m).

The amount at which the investment is carried exceeds the amount of underlying equity in net assets by EUR114m (December 31, 2000: EUR123m). This goodwill is related to the formation of Aventis CropScience and is amortized until 2014.

Notes to the Consolidated Financial Statements for 2001

Corporate Debt
At December 31, 2001, Schering AG had aggregate unused committed lines of credit of EUR47m (December 31, 2000: EUR44m).

employee benefit plans
The information required by SFAS No. 132 "employers' Disclosures about Pensions and Other Postretirement Benefits" are included in note (4) and note (22) to the Consolidated Financial Statements.

Pension obligations and expenses determined under SFAS No. 87 were based on the same assumptions as under IAS [see note (4)]. Under IAS, interest relating to the unfunded pension obligation in Germany is classified in the Financial result [see note (9)]. Under US GAAP, interest on pension obligations is considered a component of compensation expenses. Accordingly Operating profit under US GAAP would be lower and Financial result higher by EUR76m (2000: EUR73m).

Stock option plans
In electing to continue to follow APB No. 25 for expense recognition purposes, we are obliged to provide additional disclosures required under SFAS No. 123.

The fair value of one option for the LTI Plan 1998 at date of grant
(January 1, 1998) was EUR2,408 (EUR10m for all options). The fair value of one option for the LTI Plan 2000 at date of grant (January 1, 2000) was EUR6,374 (EUR32m for all options). Both calculations were based on a Monte-Carlo simulation.

The fair value of one option for the LTI Plan 2001 "Top Executives" at the date of grant (May 2, 2001) was EUR15.37 (EUR6m for all options). The fair value of one option for the LTI Plan 2001 "Key Managers" at the date of grant (May 2, 2001) was EUR13.34 (EUR11m for all options) respectively. Both calculations were based on a Black-Scholes option-pricing model by using the following assumptions:


Expected life....... ........................          5 years
Dividend yield...... ........................            1.2%
Risk-free interest rate......................            4.8%
Volatility.......... ........................           25.0%




The pro forma information for the years ended December 31, 2001 and 2000, prepared in accordance with the provisions of SFAS No. 123, is as follows:

                                                2001    2000

Pro forma net income ........................  EUR376m  EUR348m
Pro forma earnings per share (basic).........  EUR1.90  EUR1.76

Pro forma earnings per share (diluted).......  EUR1.89  EUR1.74



Notes to the Consolidated Financial Statements for 2001

Legal proceedings
The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and the release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows; where these legal proceedings and claims meet the conditions of SFAS No.5 "Accounting for Contingencies", a liability is recognized in the Consolidated Financial Statements.

Schering AG historically has provided certain indemnities in connection with the sale of businesses. These indemnities related to environmental and other contingencies. The guarantee related to the sale of the Industrial Chemicals and Natural Substances divisions in 1992 will end in 2004. The Group has recognized a liability for servicing indemnities of EUR25m relating to probable claims to be asserted by the buyer.

What we believe to be the most significant of these proceedings and claims are described below.

The Group's Brazilian subsidiary is a defendant in approximately 450 civil actions brought in courts in Brazil by women suing individually. Many of them claim that they became unintentionally pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. The placebo pills were intended for destruction and not for sale. However, some packages were stolen and illegally appeared in the hands of some women. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connection with this incident, two managers of the Group's Brazilian subsidiary were convicted in a Brazilian court of the second instance for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed a minor fine. Both managers have filed appeals.

The Group's subsidiary in Great Britain, Schering Health Care Ltd., is one of three manufacturers of so-called "third generation" combined oral contraceptive pills against whom claims have been made by women who allege they have suffered injury as a result of taking such pills. Originally, approximately 130 individuals had submitted claims in respect of all the manufacturers. 52 of these claims concerned Schering Health Care. After several Case Management Conferences have taken place, and expert reports of all three defendants and the plaintiffs have been exchanged, several claimants have discontinued their claims.

As of December 31, 2001, 117 individuals remained, and 44 of these claims concern Schering Health Care. The claimants have not quantified their claims in terms of damages. The primary allegations made in the Statements of Claim of the claimants are that the "third generation" combined oral contraceptive pills should not have been marketed, or, alternatively, that the manufacturers should have discovered and warned prescribers and consumers that there was an increased risk of venous thromboembolism (VTE) associated with "third generation" combined oral contraceptive pills as compared with "second generation" oral contraceptive pills. The Legal Aid Board in Great Britain granted funding to the claimants to pursue their claims in England and Wales. All of the cases were transferred to a court in London, Great Britain. Out of a total of 117 cases, seven cases have been determined by the Court as lead cases. These seven cases are going to trial on March 4, 2002. The hearings are expected to last until the end of July, 2002. Schering Health Care denies the allegations of the plaintiffs and intends to continue this litigation vigorously.

During November 1998, Liebel-Flarsheim, Inc. filed an action against Medrad, Inc. in the United States District Court for the Southern District of Ohio alleging that Medrad infringes three of Liebel-Flarsheim's patents through Medrad's manufacture and sale of front load medical injectors used to inject contrast medium and certain types of syringes used with these injectors. Medrad several days later filed an action against Liebel-Flarsheim, Inc., and several of its affiliates, including Mallinckrodt Inc., in the United States District Court for the Western District of Pennsylvania alleging that certain activities undertaken by Mallinckrodt with respect to the manufacture, use and sale by Mallinckrodt of a certain syringe adapter assembly for use with injectors manufactured by Medrad constitute as to Medrad unfair competition and trademark dilution under United States federal law; unfair competition, misappropriation, damage to business reputation and dilution, tortious interference with contractual and prospective business relationships and civil conspiracy under Pennsylvania state and common law; and infringement of a Medrad patent. Medrad subsequently amended its complaint to add an additional unfair competition claim and filed a second action against Liebel-Flarsheim in Pennsylvania to declare Liebel-Flarsheim's three patents not infringed by Medrad and invalid. Liebel-Flarsheim filed an amended complaint in Ohio in March 1999 alleging that Medrad had engaged in certain activities in connection with the sale of syringes for injectors which violate United States antitrust laws and constitute tortious interference with contractual relations and prospective business relations, and subsequently filed a second and third amended complaint adding a declaratory judgment count to declare Medrad's patent both not infringed by Liebel-Flarsheim and invalid. The two actions filed by Medrad in Pennsylvania were transferred to Ohio in June 1999. Medrad dismissed the second action it had filed in Pennsylvania during November 1999, and incorporated its request for declaratory relief as to the Liebel-Flarsheim patents as counterclaims in Medrad's answer filed in November 1999 to the initial action by Liebel-Flarsheim in Ohio. Medrad also denied all of the allegations made by Liebel-Flarsheim in the Ohio action. Mallinckrodt also filed an answer in November 1999 to Medrad's Pennsylvania action in which it denied all of the allegations made by Medrad and included a counterclaim that Medrad's patent was invalid and not infringed by Mallinckrodt's syringe adapter assembly. Liebel-Flarsheim filed a fourth amended complaint in January 2000 alleging that Medrad's manufacture and sale of certain medical injectors and syringes further infringes a fourth Liebel-Flarsheim patent. Medrad filed a second amended complaint in January 2000 to add Coeur Laboratories, Inc. as an additional defendant. The two actions are consolidated for discovery purposes, but the two actions have not been consolidated for trial. As to the allegations of infringement of its four patents, Liebel-Flarsheim seeks preliminary and permanent injunctive relief, damages resulting from the infringement and an award of three times actual damages because of Medrad's alleged willful infringement of the patents; as to the allegations of violation of the antitrust laws, Liebel-Flarsheim seeks a permanent injunction and compensatory damages to be trebled as permitted under the antitrust laws; and as to allegations of tortious interference with contractual business relations, Liebel-Flarsheim seeks permanent injunctive relief, compensatory damages and punitive damages. On October 18, 2001 the presiding judge in Liebel-Flarsheim's Ohio action summarily decided that Medrad's front loading injectors and syringes do not infringe two of the four Liebel-Flarsheim patents-in-suit. The judge requested additional briefing with regard to Medrad's summary judgement motions that it does not infringe the remaining two Liebel-Flarsheim patents-in-suit. Medrad will continue to contest vigorously this litigation against Liebel-Flarsheim, Mallinckrodt and the other parties. Currently the judge has not set trial dates for the two actions.

In connection with infringement litigation between the Group's subsidiary in the United States, Berlex Laboratories Inc., and Biogen Inc. over patents covering a proprietary technology of the Group, a settlement was reached in January 2002. The proprietary technology concerns the production of human beta interferon in mammalian Chinese hamster ovary (CHO) cells and the manufacture, use and sale in the United States. Subject to the outcome of a pending appeal, the settlement preserves upside potential for the Group to leverage the asset value of its intellectual property. Biogen will initially pay the Group US-$20m. Depending on the nature of the ruling of the U.S. Court of Appeals, the Group may receive a second payment of either US-$55m or US-$230m in return for a license to the patents. These payments will be shared with Stanford University and Chiron Corp. according to existing contractual arrangements.


Notes to the Consolidated Financial Statements for 2001


Dividends
Under the German Commercial Code (HGB), dividends can be paid only from the unappropriated retained earnings of the parent company, Schering AG. At December 31, 2001, unappropriated retained earnings of Schering AG totaled EUR164m, resulting from 2001 net income of EUR201m less a transfer of EUR37m to Retained earnings, as determined by the Executive Board and the Supervisory Board.

Related Party Transactions
Schering AG holds 24% of the shares of Aventis CropScience S.A., Lyon, and has entered into a Partners' Agreement with its co-shareholders Hoechst AG and Aventis S.A. Schering AG and Aventis S.A. entered into an agreement on October 2001, to sell all their shares in Aventis CropScience S.A. to Bayer AG. This sale will be completed once certain closing conditions including regulatory approvals have been met. The research cooperation between us and Aventis CropScience providing for a mutual exchange of compounds will terminate at the same time. Unless and until the sale of our shares in Aventis CropScience occurs, Schering AG will continue to be a shareholder under the existing Partners' Agreement. Professor Dr Klaus Pohle, Vice-Chairman of the Executive Board of Schering AG, is a member of the Conseil d'Administration of Aventis CropScience S.A. Allianz Versicherungs-AG currently provides insurance services to the Schering AG Group in a number of different areas such as property, business interruption, directors' and officers' liability, marine, personal accident and automobile insurance. Deutsche Bank AG provides Schering AG Group with a variety of financial services in the ordinary course of business. We believe that these services are provided on an arm's length basis.

Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications pursuant to a consultancy agreement for an annual fee of EUR56,242.

Certain members of the Supervisory and
Executive Boards are members of supervisory boards of certain financial institutions with which we engage in transactions in the ordinary course of business.


Notes to the Consolidated Financial Statements for 2001
New Accounting Standards under US GAAP

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal periods beginning after June 15, 2000. The statement requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, documented and reassessed pursuant to the provisions in the standard. As of January 1, 2001, our hedging of anticipated sales and expenses is accounted for as cash flow hedge under US GAAP.

In July 2001, SFAS No. 141 "Business Combinations" and SFAS No. 142
"Goodwill and Other Intangible Assets" were issued. According to SFAS No.
141 the purchase method has to be used for all business combinations.
Further, a set of criteria is defined for recognizing intangible assets separate from goodwill. No material impacts will result from the adoption of the standard. SFAS No. 142 requires that goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. As of January 1, 2002, goodwills resulting from prior business combinations will not be amortized, and estimates on the remaining useful life of intangible assets will be reassessed on adoption of the amortization pattern if necessary. If the standard had been applied in prior reporting periods, Net income under US
GAAP for 2001 would have been higher by EUR35m (2000: EUR34m). Due to the sale of our investment in Aventis CropScience, and the related disposal of goodwill we expect the effect on Net income under US GAAP from excluding amortization expense to be substantially lower in 2002.

In June 2001, SFAS 143 "Accounting for Asset Retirement Obligations" was issued. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We do not expect a material effect from the adoption of this standard on our reconciliation.

In August 2001, SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets" was issued. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not expect a material effect from the adoption of this standard on our reconciliation.

According to SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", qualifying special purpose entities are exempted from consolidation under certain prerequisities. Currently, the FASB is working on a restricition of this exemption. It can be expected that rules hereon will be issued effective for fiscal years beginning after December 31, 2001.

Under IAS 27 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" interpreted by SIC 12 "Consolidation - Special Purpose Entities", the criteria for a consolidation of special purpose entities are broader compared to US GAAP. According to our valuation and accounting policies, all special purpose entities we own a majority interest in are to be consolidated. We do not expect that a revision of the existing rules by the FASB will affect our reconciliation.


Overview of the Last Five Years

(as at December 31, in EURm)




Assets                            1992         1997         1998         1999         2000         2001
Intangible assets.................. 53......... 413......... 381......... 454......... 501......... 654

Property, plant
and equipment................... 1,100....... 1,060....... 1,081....... 1,123....... 1,201....... 1,260

Financial assets................    49.......   460......... 446......... 581......... 543......... 666

                                 -----        -----        -----        -----        -----        -----
Fixed assets.................... 1,202....... 1,933....... 1,908....... 2,158....... 2,245....... 2,580

  as % of total assets..........    33.......    44.......... 42.......... 47.......... 43.......... 49

Inventories....................... 722......... 548......... 594......... 682......... 779......... 881
Receivables and other assets...... 754......... 908........1,068....... 1,206....... 1,530....... 1,507

Marketable securities,
cash and cash equivalents......... 917........1,004.......   999......... 583......... 652......... 295
                                  ----        -----        -----        -----         ----         ----

Total assets.................... 3,595....... 4,393....... 4,569....... 4,629....... 5,206....... 5,263

Equity and liabilities........... 1992........ 1997........ 1998........ 1999........ 2000........ 2001

Paid-up capital................... 525......... 525......... 525......... 528......... 528......... 528
Retained earnings................. 879....... 1,430....... 1,485....... 1,570....... 1,769....... 2,028

Shareholders' equity............ 1,404....... 1,955....... 2,010....... 2,098....... 2,297....... 2,556

  as % of total assets............. 39.......... 45.......... 44.......... 45.......... 44.......... 49
  as % of fixed assets............ 117..........101......... 105.......... 97..........102.......... 99

Minority interests.................. 4.......... 45.......... 48.......... 55.......... 92.......... 15
Non-current provisions...........1,029....... 1,340....... 1,427....... 1,445....... 1,526....... 1,256
Financial liabilities............. 305......... 215......... 177......... 186......... 234......... 233

Other provisions
and liabilities................... 854......... 838......... 907......... 845........1,057....... 1,203

Total equity
and liabilities................. 3,595....... 4,393....... 4,569....... 4,629....... 5,206....... 5,263

Capital expenditure/
Depreciation..................... 1992........ 1997........ 1998........ 1999........ 2000........ 2001

Capital expenditure on
property, plant and equipment..... 352......... 192......... 180......... 163......... 184......... 229

Depreciation of property,
plant and equipment .............. 188......... 196......... 160......... 162......... 178......... 176

  Capital expenditure
  depreciation ratio in %......... 187.........  98..........113......... 101......... 103......... 130

_______________________________________________________________________________________________________


(as at December 31, in EURm)

_____________________________________________________________________________________________________________

Net sales/Income/Cash flow              1992         1997         1998         1999         2000         2001
Net sales............................. 3,204*....... 3,193....    3,285 .....  3,674....... 4,493........4,842

  Percentage change
  on previous year....................  -  1.......... 19..........  3...........12 ......... 22..........  8

Income before interest,
expenses and taxes...................... 353......... 498......... 516......... 549......... 723......... 781

  Percentage return
  on total capital........................10.......... 11.......... 11.......... 12.......... 14.......... 15

Interest payable....................... - 86....... -  94........ - 92........ - 90........ - 88........ - 83
Taxes on profit ....................... -133....... - 168....... - 175....... - 181....... - 290....... - 270

Income before minority interests........ 134......... 236......... 249......... 278......... 345......... 428
  Percentage return on sales.............. 4........... 7........... 8........... 8........... 8........... 9

  Percentage return on equity   ......... 10.......... 12.......... 12.......... 13.......... 15.......... 17
Earnings per share
as per IAS** in EUR.................... 0.68........ 1.11........ 1.19........ 1.35........ 1.70........ 2.11

Cash flow............................... 432......... 524......... 505......... 631......... 645......... 653

  as % of net sales...................... 13.......... 16.......... 15.......... 17.......... 14.......... 13
  as % of total assets................... 12.......... 12.......... 11.......... 14.......... 12.......... 12


Personnel/Research  ................... 1992........ 1997........ 1998........ 1999........ 2000........ 2001

Wages, salaries, social
security costs, pensions.............. 1,079........1,056....... 1,070....... 1,160....... 1,422....... 1,531

employees (average for year)......... 26,034...... 21,302...... 21,818...... 22,430...... 23,720...... 25,056
  Personnel costs in EUR per capita.. 41,459...... 49,588...... 49,048...... 51,716...... 59,949...... 61,103

Research and development costs.......... 506......... 569......... 628......... 684......... 811......... 864
  as % of net sales...................... 16.......... 18.......... 19.......... 19.......... 18.......... 18


Share buyback/
Appropriation of earnings.............. 1992......... 1997........ 1998........ 1999........ 2000........ 2001

Amounts used for purchase
of treasury shares....................... -- ........  --   ........70........  183.........  -- .......   --
Net income of Schering AG................ 88......... 144  ....... 154......... 213......... 227......... 201
Transfer to retained earnings............ 42.......... 57.......... 63.......... 48.......... 29.......... 37
Dividend volume.......................... 46.......... 87.......... 91..........165......... 198......... 164
Dividend per share in DM.............. 13.00........ 2.50.......... -- ........  -- ........  -- ........  --
Dividend per share in EUR.............   --  ....    --    ...... 1.35 ....... 2.50........ 1.00........ 0.83

Adjusted dividend per share** in EUR    0.22   ......0.43........ 0.45........ 0.50***......0.67***..... 0.83

*    Net sales in Pharmaceuticals division in 1992: EUR2,000m

**   Figures for 1992-1999 adjusted according to the 1:3 share split as of June 1,2000;
     figure for 1992 additionally adjusted by a factor of 1:10

***  incl. bonus dividend of EUR0.33 per share




Directors and Officers


Supervisory Board

Dr Giuseppe Vita, Berlin;
Chairman of the Supervisory Board
(since April 26, 2001)
Chairman of the Supervisory Board
	HUGO BOSS AG, Metzingen
Member of the Supervisory Board
	Allianz Lebensversicherungs-AG, Stuttgart
	Axel Springer Verlag AG, Berlin
	Berliner Kraft- und Licht (BEWAG)-AG, Berlin
	Continental AG, Hanover
	Degussa AG, Duesseldorf
	Dussmann AG & Co. KGaA, Berlin
Chairman of the Administrative Board
	Deutsche Bank S.p.A., Milan
	Riunione Adriatica di Sicurta (RAS) S.p.A., Milan
Member of the Administrative Board
	Techosp S.p.A., Milan

Klaus Subjetzki (deceased April 4, 2001), Frankfurt/Main;
Chairman of the Supervisory Board

Norbert Deutschmann, Berlin;
Vice-Chairman of the Supervisory Board
Chairman of the Wedding Works Council,
	Schering AG, Berlin

Dr rer. oec. Karl-Hermann Baumann, Munich;
Chairman of the Supervisory Board
	Siemens AG, Berlin and Munich
Member of the Supervisory Board
	Deutsche Bank AG, Frankfurt/Main
	E.ON AG, Duesseldorf
	Linde AG, Wiesbaden
	mg technologies ag, Frankfurt/Main
	ThyssenKrupp AG, Duesseldorf
	Wilhelm von Finck AG, Grasbrunn

Prof. Dr Piet Borst, Amsterdam;
Professor of Clinical Biochemistry,
	University of Amsterdam
Director emeritus of the Netherlands
	Cancer Institute, Amsterdam

Dr Mathias Doepfner, Berlin (since April 26, 2001);
Chairman of the Executive Board
	Axel Springer Verlag AG, Berlin
Member of the Supervisory Board
	AKTUELL Presse-Fernsehen GmbH & Co. KG,
	Hamburg (Company mandate)
	Content Suite AG, Hamburg (Company mandate) dpa GmbH, Hamburg
	Media1 Beteiligungs GmbH, Berlin
	ProSiebenSat.1 Media AG, Unterfoehring
	Sat.1 Beteiligungs GmbH, Berlin and Mainz
	Moser Holding AG, Innsbruck
Member of the Administrative Board
	HandelsZeitung und Finanzrundschau AG, Zurich

Prof. John A. Dormandy, D.Sc. FRCS, London;
Professor of Vascular Sciences,
	University of London
Director, Vascular Clinical Research Unit,
	St. George's Hospital, London

Joachim Elsholz, Berlin;
Head of Berlin Liaison Office of
	Industriegewerkschaft Bergbau, Chemie,
	Energie
Member of the Supervisory Board
	Eternit AG, Berlin
	Eternit Management Holding GmbH, Berlin

Dr rer. pol. Reiner Hagemann, Munich;
Chairman of the Executive Board
	Allianz Versicherungs-AG, Munich
Member of the Supervisory Board
	E.ON Energie AG, Munich
	Steag AG, Essen
	ThyssenKrupp Steel AG, Duesseldorf
Company mandates:
Chairman of the Supervisory Board
	Bayerische Versicherungsbank AG, Munich
	Frankfurter Versicherungs-AG, Frankfurt/Main
        Hermes Kreditversicherungs-AG, Hamburg
	Vereinte Holding AG, Munich
	Vereinte Krankenversicherung AG, Munich
	Vereinte Versicherung AG, Munich
Member of the Supervisory Board
	Advance Holding AG, Munich
	Allianz Elementar Versicherungs-AG, Vienna
	Allianz Elementar Lebensversicherungs-AG, Vienna
	Allianz Global Risks Rueckversicherungs-AG, Munich
	Allianz Irish Life, Dublin
	Cornhill Insurance Public Limited Company, London
	EULER, Paris
Member of the Administrative Board
	Allianz Suisse Versicherungs-AG, Zurich
	Allianz Suisse Lebensversicherungs-AG, Zurich

Johannes Heitbaum, Werne;
Vice-Chairman of the Bergkamen Works Council,
	Schering AG, Berlin

Dr h.c. Martin Kohlhaussen, Bad Homburg v.d.H.;
Chairman of the Supervisory Board
	Commerzbank AG, Frankfurt/Main
Vice-Chairman of the Supervisory Board
	Infineon Technologies AG, Munich
Member of the Supervisory Board
	Bayer AG, Leverkusen
	Heraeus Holding GmbH, Hanau
	Hochtief AG, Essen
	Karstadt Quelle AG, Essen
	Linde AG, Wiesbaden
	ThyssenKrupp AG, Duesseldorf
	Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart


Dr rer. pol. Juergen Krumnow, Koenigstein im Taunus (until April 26, 2001); Chairman of the Supervisory Board
	Phoenix AG, Hamburg
Member of the Supervisory Board
	Lenze Holding GmbH & Co KG, Hameln
	mg technologies ag, Frankfurt/Main
	Preussag AG, Hanover
	Vivascience AG, Hanover
	Volkswagen AG, Wolfsburg
Member of the Advisory Council
	PEEK & CLOPPENBURG KG, Duesseldorf


Hermann-Josef Lamberti, Koenigstein im Taunus
	(since April 26, 2001);
Member of the Executive Board
	Deutsche Bank AG, Frankfurt/Main
Chairman of the Supervisory Board
	Deutsche Bank 24 AG, Frankfurt/Main
	(Company mandate)
	e-Millennium 1 GmbH & Co.KG, Munich
	European Transaction Bank AG,
	Frankfurt/Main (Company mandate)
	Moneyshop.com AG, Frankfurt/Main
	(Company mandate)
Member of the Supervisory Board
	SupplyOn AG, Munich
Member of the Company Council
	Carl Zeiss-Stiftung, Oberkochen
Member of the Board of Directors
	Euroclear Bank S.A., Brussels
	Euroclear Clearance System p.l.c., London


Dr med. Hans-Peter Niendorf, Berlin;
Head of Corporate Clinical Development
	Diagnostics&Radiopharmaceuticals,
	Schering AG, Berlin


Hans-Juergen Scheel, Berlin;
Vice-Chairman of the Wedding Works Council,
	Schering AG, Berlin


Guenter Schmitt, Berlin;
Member of the Wedding Works Council,
	Schering AG, Berlin


Dr rer. oec. Ulrich Sommer, Berlin;
Area Manager Marketing Europe Region,
	Schering AG, Berlin


Heinz-Georg Webers, Bergkamen;
Chairman of the Central Works Council and
	Chairman of the Bergkamen Works Council,
	Schering AG, Berlin


Prof. Dr rer. nat. Dr h.c., Ph.D.hc. Meinhart H. Zenk, Halle/Saale (until April 26, 2001);
Professor of Pharmaceutical Biology,
	Martin-Luther-Universitaet, Halle-Wittenberg

Directors and Officers


Executive Board
(as at February 15, 2002)

Name
Occupation, place of residence

Responsibility in Schering AG Group

Membership in legally mandatory supervisory boards in Germany

Membership in comparable bodies in Germany and abroad



Dr Hubertus Erlen
Chairman of the Executive Board, Berlin, Germany

Strategy and Corporate Development, Corporate Communication, Audit, Human Resources

Member of the Supervisory Board
B. Braun Melsungen AG

Chairman of the Board of Directors Schering Berlin Inc., USA

Member of the Board of Directors Medrad, Inc., USA



Prof. Dr Klaus Pohle
Vice-Chairman of the Executive Board, Berlin, Germany

Equity Participations, Finance and Administration, Information Technology; Japan, Asia, Australia

Member of the Supervisory Board
	Berliner Boerse AG, Berlin
	DWS Investment GmbH,
	Frankfurt/Main
	Schering Deutschland
	Holding AG, Hamburg
	(Schering AG Group
	mandate)

Membre du Conseil d'Administration Aventis CropScience S.A., France

Chairman of the Board of Directors Nihon Schering K.K., Japan

Member of the Board of Directors Schering Berlin Inc., USA



Dr Ulrich Koestlin
Member of the Executive Board, Berlin, Germany

Marketing and Sales, Supply Chain and Environment;

Europe, Africa

Member of the Supervisory Board
	Institut fuer Management
	und Technologie
	IMT BERLIN GmbH, Berlin
	Schering Deutschland
	Holding AG, Hamburg
	(Schering AG Group
	mandate)

Member of the Board of Directors
	Leiras Oy, Finland
	Schering Berlin Inc., USA



Lutz Lingnau
Member of the Executive Board, Mendham, NJ, USA

Specialized Therapeutics, Dermatology;

United States

Chairman of the Board of Directors
	Berlex Laboratories Inc.,
	USA
	Medrad, Inc., USA

Member of the Board of Directors Schering Berlin Inc., USA



Prof. Dr Dr h.c. Guenter Stock
Member of the Executive Board, Berlin, Germany

Research and Development, Fertility Control&Hormone Therapy, Diagnostics& Radiopharmaceuticals;

Latin America, Canada

Member of the Supervisory Board
	Biomedizinischer
	Forschungscampus
	Berlin-Buch GmbH, Berlin
	Gerling Allgemeine
	Versicherungs-AG, Cologne
	Klinikum der Universitaet
	Wuerzburg

Member of the Board of Directors
	Leiras Oy, Finland
	Nihon Schering K.K., Japan
	Schering Berlin Inc., USA



Potential Risks

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Annual Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company's competitors or the failure of demand for the Company's products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company's expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.